UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

8401 Connecticut Avenue

Suite 300

Chevy Chase, MD 20815

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Use of Terms

Unless the context otherwise requires, as used in this report:

•	“ACIC” refers to Amalgamated Casualty Insurance Company and its consolidated subsidiaries. Effective on March 18, 2022, ACIC changed its name to Forge Insurance Company;

•	“ARM” refers to American Risk Management, Inc., a producer for ACIC under a nonexclusive agency agreement. Effective on February 10, 2022, ARM changed its name to Forge Risk Management, Inc.;

•

“the Company,” “we,” “us,” and “our” refer to Amalgamated Casualty Insurance Company and its consolidated subsidiaries prior to the conversion and related transactions as described in the Company’s Form 1-A, and to Forge Group, Inc. and its consolidated subsidiaries after the conversion and related transactions as described in the Company’s Form 1-A;

•

“conversion” refers to a series of transactions by which ACIC converted from mutual form to stock form and became a subsidiary of Forge Group, Inc. under the terms of the plan of conversion adopted by the board of trustees of ACIC. Given that the conversion did not occur until March 11, 2022, much of the information presented in this report is shown on a pre-conversion basis;

•	“Department” means the District of Columbia Department of Insurance, Securities and Banking;

•

“eligible member” refers to a person who was an owner of an insurance policy issued by ACIC and in-force on February 3, 2021 , the date the plan of conversion was adopted by the board of trustees of ACIC;

•	“ESOP” means our employee stock ownership plan;

•	“member” refers to a person who was an owner of an in-force insurance policy issued by ACIC prior to ACIC’s conversion from mutual form to stock form;

•

“mutual form” refers to an insurance company organized as a mutual company, which is a form of organization in which the policyholders or members have certain membership rights in the mutual company, such as the right to vote with respect to the election of directors and approval of certain fundamental transactions, including the conversion from mutual to stock form; however, unlike shares held by shareholders, membership rights are not transferable and do not exist separately from the related insurance policy;

•	“offering” refers to the subscription offering and the public offering taken together;

•	“public offering” refers to the offering of up to 2,300,000 shares of our common stock to the general public under the plan of conversion;

•

“stock form” is a form of organization in which the only rights that policyholders have are contractual rights under their insurance policies and in which voting rights reside with shareholders under state corporate law; and

•	“subscription offering” refers to the offering of up to 2,300,000 shares of our common stock under the plan of conversion to eligible members, the ESOP, and trustees, officers, and employees of ACIC.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Undue reliance should not be placed on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1.	BUSINESS

Overview

Forge Group, Inc. (OTC Pink: FIGP) is a Pennsylvania corporation that was organized in 2021. Forge Group, Inc. was formed so that it could (i) acquire all of the capital stock of Amalgamated Casualty Insurance Company (“ACIC”) in a mutual to stock conversion and (ii) acquire ACIC’s affiliated insurance agency, American Risk Management, Inc. (“ARM”). Prior to the conversion, Forge Group, Inc. did not engage in any operations. After the conversion, Forge Group, Inc.’s primary assets are (i) the outstanding capital stock of ACIC, (ii) the outstanding capital stock of ARM, and (iii) a portion of the net proceeds from the offering completed in connection with the conversion of ACIC. ACIC Consolidated Properties, LLC is a majority-owned subsidiary of ACIC and the intermediate holding company for (i) 717 8th Street, LLC, (ii) 2805 M Street, LLC, and (iii) 810 5th Street, LLC, each of which directly own commercial real estate in the District of Columbia. As of December 31, 2021, ACIC was the ultimate reporting entity, and the principal financial disclosures herein are for that entity. As further described below, on March 11, 2022, the conversion was effected.

ACIC was incorporated in the District of Columbia in 1938 and is licensed as a property and casualty insurer in 29 states and the District of Columbia. ACIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, ACIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, ACIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles.

In 2021, ACIC began developing commercial auto insurance products targeting additional business classes, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). In the small business class segment, operation of the commercial vehicle is generally not the primary source of business revenue; rather, the commercial vehicle is used as a tool in the overall business.

ACIC is rated B++ by A.M. Best. Effective on March 18, 2022, ACIC changed its name to Forge Insurance Company.

Our executive offices are located at 8401 Connecticut Avenue, Suite 300, Chevy Chase, Maryland, 20815, and our phone number is (202) 547-8700. Our website address is www.forgeinsurance.com.

Conversion and Offering

Until March 11, 2022, ACIC was a District of Columbia mutual insurance company. The board of trustees of ACIC adopted a plan of conversion on February 3, 2021, under which ACIC would convert from mutual form to stock form. In response to comments received from the Department, the board of trustees of ACIC adopted an amended and restated plan of conversion on November 9, 2021. A special meeting of the members of ACIC eligible to vote (those persons who were members of ACIC as of the close of business on February 3, 2021) was held on March 7, 2022, to approve the plan of conversion. At the special meeting, the plan of conversion was approved by the affirmative vote of a majority of the votes cast at the special meeting. On March 11, 2022, the Company completed the sale of 2,050,000 shares of common stock at $10.00 per share for a total gross offering of $20,500,000, thereby completing the conversion of ACIC from mutual form to stock form. Following the conversion, ACIC became a wholly owned subsidiary of the Company. Pursuant to the amended and restated plan of conversion, upon completion of the conversion and the offering, ACIC distributed $4,594 in cash to each of the eligible members.

Agency Acquisition

On March 11, 2022, pursuant to a stock purchase agreement with MCW Holdings, Inc., the Company completed the acquisition of all the outstanding capital stock ACIC’s affiliated agency, ARM. ARM was incorporated in the District of Columbia in 1985 and is licensed as a property and casualty insurance producer. Pursuant to the stock purchase agreement, the Company assumed $1,400,000 of ARM’s outstanding debt and issued to MCW Holdings, Inc. 550,000 shares of the Company’s Series A 8.5% cumulative convertible preferred stock. Patrick Bracewell, the Chairman, President and Chief Executive Officer of the Company, and his father Joseph Bracewell, a director of the Company, are significant shareholders of MCW Holdings, Inc. See Item 5. Interests of Management and Others in Certain Transactions for more detailed information.

Market for Registrant’s Common Equity

On March 11, 2022, the Company completed the sale of 2,050,000 shares of common stock at $10.00 per share. “Buy” and “Sell” quotes for shares of the Company’s common stock are reported on the “OTC Pink” market under the symbol “FIGP”.

Business Segments

We manage our business through two segments: insurance and commercial real estate investments. ACIC engages in the principal business line of commercial automobile insurance. See Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations — Real Estate Held for the Production of Income for more detailed information concerning our commercial real estate investment segment.

Our Structure

Forge Group, Inc. (OTC Pink: FIGP) is a Pennsylvania corporation that was organized in 2021. Forge Group, Inc. was formed so that it could (i) acquire all of the capital stock of ACIC in a mutual to stock conversion and (ii) acquire ACIC’s affiliated insurance agency, ARM. Prior to the conversion, Forge Group, Inc. did not engage in any operations. After the conversion, Forge Group, Inc.’s primary assets are (i) the outstanding capital stock of ACIC, (ii) the outstanding capital stock of ARM, and (iii) a portion of the net proceeds from the offering completed in connection with the conversion. ACIC has three indirect subsidiaries that hold investments in real estate in Washington, D.C.

Upon the conversion of ACIC, all of the authorized capital stock of the converted ACIC were issued to the Company, and the issued and outstanding shares of the Company’s capital stock consisted of (i) the 2,050,000 shares of common stock sold in the offering, (ii) the 550,000 shares of the Company’s Series A 8.5% cumulative convertible preferred stock issued in connection with the acquisition of ARM, and (iii) any shares of our common stock that may become subject to awards granted under our stock-based incentive plan. As part of the conversion and offering and after the date of this report, ACIC changed its name to Forge Insurance Company and ARM changed its name to Forge Risk Management, Inc. Our current corporate structure is as shown in the following chart:

Our Market and Opportunities

We principally operate within the commercial automobile insurance line of business. We estimate that the U.S. commercial automobile insurance line of business is approximately $50 billion of annual premium written.

We currently offer our commercial auto insurance products in the District of Columbia and 12 states. Historically, we have focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, we have historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. Historically, taxi cabs and passenger sedans in the Mid-Atlantic States have accounted for the majority of our business. Commencing in 2016, we expanded into the Midwest and Southeast, and in 2016 began to offer commercial automobile insurance coverage to non-emergency medical transportation providers. The non-emergency medical transportation product proved to be unprofitable, and we discontinued that product in 2018. We also stopped writing premium in certain states that it determined to be unprofitable in 2019, including Florida and Georgia. The taxi cab and passenger sedan business classes, which account for substantially all of our written premiums currently, have been under pressure for several years due to competition from ride-sharing services such as Uber and Lyft, and the reduction in demand resulting from COVID-19 has added additional stress to this market. We estimate that the public automobile business class segment in our target geographic markets is approximately $200 million of annual premium written.

In 2021, we began developing commercial automobile insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”), that our research has indicated present lower loss risk and other favorable business characteristics. In the small business class segment, operation of the commercial vehicle is generally not the primary source of business revenue; rather, the commercial vehicle is used as a tool in the overall business. We estimate that the small business class segment in our target geographic markets is approximately $10 billion of annual premium written.

Our Competitive Strengths

We believe that we are strategically positioned to take advantage of the following competitive strengths:

•

Experienced management team. Our management team, led by Patrick Bracewell, has an average of 25 years of experience in the commercial automobile insurance business. We recently added two new executive officers who have significant experience in the commercial insurance industry.

•

Rich history and strong reputation for service. We have been in business since 1938 and are recognized in the specialty commercial automobile insurance markets in which we operate for our strong customer service.

•

Scalable platform. We believe that we will be able to significantly increase our policy volume without a significant increase in administrative expense. We are currently making investments in our technology infrastructure and product design. We believe these investments will enable us to process and service additional policy volumes without a significant increase in personnel.

Our Growth Strategies

We intend to use our competitive strengths to grow our business through the following strategies:

•

Introduce new insurance products to trade and service providers. We are developing a commercial auto insurance product that we intend to introduce to trade and service providers such as electricians, plumbers, carpenters, and other service providers that our research has indicated present lower loss risk and other favorable business characteristics. In this market, the vehicle is a tool used in the business and is typically driven significantly fewer miles than in the taxi cab and passenger sedan business where the vehicle is the business.

•

Expand our distribution capacity by increasing our agent force. We intend to significantly expand our small force of independent producers by recruiting a substantial number of additional producers over the next five years. We also intend to explore relationships with agency networks and insurers that offer insurance to trade and service providers but who do not have a commercial auto product.

•

Pursue acquisitions of insurance companies and related businesses. We intend to use the additional capital provided by the completed offering to explore possible acquisitions of other insurance companies to grow our business and leverage our existing available administrative capacity. We will also explore opportunities to acquire related businesses, such as insurance agencies, that can expand our distribution network.

•

Focus on profitability and improve operating efficiency. We are committed to improving our profitability by continuously seeking efficiencies within our operations. The expanded use of technological resources will continue to allow us to improve our processes, scalability, and response times.

Our Challenges and Risks

Our Company and our business are subject to numerous challenges and risks, including:

•

Low interest rate environment. Although the Federal Reserve raised key short term interest rates multiple times from the end of 2015 until the first quarter of 2020, the Federal Reserve cut short term rates in response to the economic downturn resulting from the COVID-19 pandemic. As a result, interest rates have remained historically low. The prolonged period of low interest rates that began in 2008 has significantly reduced the returns on our investment portfolio. While interest rates have increased since December 31, 2021, there can be no assurance that these conditions will persist. In addition, while higher interest rates tend to increase potential returns on new investments, they typically adversely impact the market value of those fixed income securities already owned.

•

History of losses. We experienced losses in three of the last six years primarily due to our expansion into new insurance products and new territories. Although we have begun to target a new niche market of customers that we believe present lower loss risk, acceptance of our insurance products by these customers will take time and we may not achieve the market penetration that we project. Our B++ A.M. Best rating may also limit our ability to grow our business, which impairs our ability to leverage our operating expenses over a larger premium base.

•

Lack of marketing resources. We are small in relation to many of the insurance companies with which we compete. Larger insurance companies have a substantial advantage with respect to the resources that they can devote to advertising, marketing, and agent recruitment. Furthermore, their larger surplus permits them to maintain a larger book of business and spread their administrative expenses over a larger revenue base. In addition, we will need to develop and implement new marketing strategies in connection with the introduction of our new insurance products.

•

Lack of multiple distribution channels. We rely primarily on ARM and ARM’s limited number of independent agents to distribute our insurance products. Growth in our written premiums will depend on our ability to recruit a number of new independent agents to distribute our insurance products. Much of the competition for talent involves agent recruitment. If our competitors have higher A.M. Best ratings, provide the agents with better technology, or pay higher commissions, our ability to attract and retain agents may be impaired, which could have a material and adverse effect on our ability to grow our business.

•

Intense competition for policyholders. We face intense competition for policyholders and compete with much larger insurance companies, many of which seek to sell commercial automobile insurance products to the same markets that we target. Most of these companies devote substantial resources to advertising and marketing to potential policyholders as well as to agent recruitment. Many of these companies have multiple distribution channels for their products and some employ in-house agents, which reduces their commission expense. In addition, several of these companies have well established Internet sales capabilities.

Business Operations – Insurance Segment

Our insurance segment engages in the principal business line of commercial automobile insurance. In our insurance segment, we underwrite commercial automobile insurance products targeted to small business owners and operators. Historically, we have focused on the public automobile business class segment within the commercial automobile insurance line. We currently offer our commercial auto insurance products in the District of Columbia and 12 states. In 2021, we began developing commercial auto insurance products targeting the small business class segment.

Products

Our product language is based on Insurance Services Offices (ISO) forms, which is an industry standard, but tailored to the specific needs of our customers. In 2021, we began developing commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”). During 2021, we made new commercial auto product filings in 8 states, of which 7 were approved as of December 31, 2021.

Marketing and Distribution

Our products are marketed and distributed through ARM (now rebranded as Forge Risk Management, Inc.). ARM solicits business directly from customers and also works with insurance agency sub-producers, referred to as “distribution partners”. Our distribution partners access multiple insurance companies and are typically established businesses in the communities in which they operate. We view our distribution partners as our primary customers because they are in a position to recommend either our insurance products or those of a competitor to their customers. We consider our relationships with our distribution partners to be a core strength of the Company. Our independent insurance agent sub-producers are generally compensated through a fixed commission specified in their agency agreement, generally 10% of premiums collected on business they generate. For the year ended December 31, 2021, 3 of our distribution partners were responsible for more than 30.4% of our direct premiums written and our top 10 distribution partners accounted for approximately 63.9% of direct premiums written. We intend to significantly expand our small force of distribution partners over the next five years. We also intend to explore relationships with agency networks and insurers that offer insurance to trade and service providers but who do not have a commercial auto product. During 2021, we increased the number of distribution partners significantly. We expect to increase the number of active distribution partners (i.e., those submitting business to us) in the future as we introduce additional commercial auto insurance products targeting the small business class segment.

	Distribution Partners
Status	At December 31, 2020	At December 31, 2021
Appointed[1]	46	1,681
Submitting Business[2]	36	49

Underwriting, Risk Assessment and Pricing

Our underwriting philosophy is aimed at consistently generating acceptable loss ratios through sound risk selection, stringent loss control, and pricing discipline. One key element in sound risk selection is our use of data and analytics. We rely on both internal data, developed over years of operation, and external data. The use of data allows us to more effectively price risks, thereby improving our profitability and allowing us to compete favorably with other insurance carriers. Our philosophy is to understand our industry and be disciplined in our underwriting efforts. We will not compromise profitability for top line growth. Our competitive strategy in underwriting is:

•	Maximize the use of available information acquired through a wide variety of industry resources;

•	Allow our internal metrics and rating to establish risk pricing and use sound underwriting judgment for risk selection and pricing modification;

•	Utilize our risk grading system, which combines both objective and subjective inputs, to quantify desirability of risks and improve our overall risk profile; and

•

Provide very high-quality service to our distribution partners and insureds by responding quickly and effectively to information requests and policy submissions. Treat our distribution partners as partners and have the same expectation of them.

•	We underwrite our accounts by evaluating each risk with consistently applied standards. Each policy undergoes a thorough evaluation process prior to every renewal.

We strive to be disciplined in our pricing by pursuing targeted rate changes to continually improve our underwriting profitability while still being able to attract and retain profitable customers. Our pricing reviews involve evaluating our claims experience, loss trends, data acquired from inspections, applications and other data sources to identify characteristics that drive the frequency and severity of our claims. These results drive changes to rates and rating metrics as well as understanding what portions of our business are most profitable. This knowledge and analysis enables us to price risks accurately, improve account retention, and drive profitable new business.

[1]	Has signed an agency agreement with ARM.
[2]	Has submitted an application for insurance during the last 12 months.

Claims and Litigation Management

Our claims team supports our underwriting strategy by working to provide a timely, good faith claims handling response to our policyholders. Claims excellence is achieved by timely investigation and handling of claims, settlement of meritorious claims for equitable amounts, maintenance of adequate case reserves, and control of claims loss adjustment expenses. Claims on insurance policies are received directly from the insured or through our independent agents. Our claims department supports our producer relationship strategy by working to provide a consistently responsive level of claim service to our policyholders.

Technology

We utilize a third-party, cloud-based policy administration system that includes policy issuance, claims processing, accounting, loss payment, and document management. This cloud-based system provides online access to electronic copies of policies, quotes, inspections, and any other correspondence enabling our associates to quickly and efficiently underwrite policies and adjust claims as well as respond to our producers’ inquiries. Since the system integrates all aspects of the policy life cycle, from underwriting to billing to claims, we are able to better automate all internal workflows through electronic routing thus lowering costs and providing better service to our customers. This system allows us to leverage loss control data for predictive analytics in both the claims and underwriting areas. This third-party system permits us to limit each employee’s access by functional area and managerial level to protect confidential data. Our third-party vendor implements virus and malware protections while still enabling our employees to work from any location. The system is tested on a periodic basis for vulnerability to outside penetration to ensure the system’s protections are sufficient. We have the ability to scale since we are almost entirely a paperless organization. This allows us to integrate off-site employees just as if they are in the office. We intend to remain a leader in the industry by utilizing technology and data analysis to price our coverage based on the risk assumed and to both reduce accidents and provide a prompt response to claims. Our third-party vendor maintains an off-site co-location facility with real-time, redundant data replication as part of its disaster recovery program. If our offices are affected by a natural disaster or other disruption, we can access this cloud-based system to continue our business operations with minimal interruption.

Reinsurance

In accordance with insurance industry practice, we reinsure a portion of our exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by us are reinsured with other insurance companies principally to:

•	reduce net liability on individual risks;

•	mitigate the effect of individual loss occurrences (including catastrophic losses);

•	stabilize underwriting results;

•	decrease leverage; and

•	increase our underwriting capacity.

Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each policy or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of a class of business is automatically reinsured. Reinsurance also can be classified as quota share reinsurance, pro rata reinsurance or excess of loss reinsurance. Under quota share reinsurance and pro rata reinsurance, the insurance company issuing the policy cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums, less a ceding commission. The company issuing the policy in turn recovers from the reinsurer the reinsurer’s share of all loss and loss adjustment expenses incurred on those risks. Under excess of loss reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the insurance company issuing the policy from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the company issuing the policy to the extent of the coverage ceded. We determine the amount and scope of reinsurance coverage to purchase each year based on a number of factors. These factors include the evaluation of the risks accepted, consultations with reinsurance intermediates and a review of market conditions, including the availability and pricing of reinsurance. A primary factor in the selection of reinsurers from whom we purchase reinsurance is their financial strength. Our reinsurance arrangements are generally renegotiated annually. For the year ended December 31, 2021, we ceded to reinsurers $469 thousand of written premiums, compared to $240 thousand of written premiums for the year ended December 31, 2020. Ceded written premiums as a percent of direct premiums written were 5.0% in 2021, and 3.8% in 2020. The change is primarily a result of a hardening reinsurance pricing environment. We expect the recent dislocation in the public equity and fixed income markets, which has reduced overall capital capacity in the reinsurance marketplace, to lead to further hardening of reinsurance pricing. We expect the cost of our reinsurance to increase over the next 12 months.

Loss and LAE Reserves

We are required by applicable insurance laws and regulations to maintain reserves for payment of loss and loss adjustment expenses (LAE). These reserves are established for both reported claims and for claims incurred but not reported (IBNR), arising from the policies we have issued. The laws and regulations require that provision be made for the ultimate cost of those claims without regard to how long it takes to settle them or the time value of money. The determination of reserves involves actuarial and statistical projections of what we expect to be the cost of the ultimate settlement and administration of such claims. The reserves are set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability.

Estimating the ultimate liability for losses and LAE is an inherently uncertain process. Therefore, the reserve for losses and LAE does not represent an exact calculation of that liability. Our reserve policy recognizes this uncertainty by maintaining reserves at a level providing for the possibility of adverse development relative to the estimation process. We do not discount our reserves to recognize the time value of money.

When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of our claims staff. In estimating the appropriate reserve, our claims staff considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by our claims staff as more information becomes available. It is our policy to resolve each claim as expeditiously as possible.

We maintain IBNR reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and paid loss and LAE for reported claims.

Each quarter, we compute our estimated ultimate liability using principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot assure you that ultimate losses will not exceed the established loss reserves. Adjustments in aggregate reserves, if any, are reflected in the operating results of the period during which such adjustments are made.

The following table provides information about open claims, reserves, and paid loss and LAE as of December 31, 2021 and December 31, 2020, with dollars in thousands.

As of and for the year ending December 31, 2021

(dollars in thousands)	Open Claims	Total Reserves	Case Reserves	IBNR Reserves	Paid Losses and LAE
Commercial auto liability	340	$8,704	$6,014	$2,690	$4,477
Commercial auto physical damage	11	50	25	25	597

Total net amount	351	$8,754	$6,039	$2,715	$5,074

Reinsurance ceded		924	319	605	345
Total gross amounts		$9,678	$6,358	$3,320	$5,419

As of and for the year ending December 31, 2020

(dollars in thousands)	Open Claims	Total Reserves	Case Reserves	IBNR Reserves	Paid Losses and LAE
Commercial auto liability	246	$8,573	$5,187	$3,386	$5,231
Commercial auto physical damage	15	88	61	27	374

Total net amount	261	$8,661	$5,248	$3,413	$5,605

Reinsurance ceded		1,200	727	473	357
Total gross amounts		$9,861	$5,975	$3,886	$5,962

The following tables provide a reconciliation of beginning and ending unpaid losses and LAE reserve balances for the years ended December 31, 2021 and 2020, prepared in accordance with GAAP with dollars in thousands.

	December 31,
(dollars in thousands)	2021	2020
Unpaid losses and LAE at beginning of year:
Gross	$9,861	$12,415
Ceded	1,200	833

Net	8,661	11,582

Increase (decrease) in incurred losses and LAE:
Current year	6,070	5,201
Prior years	(903)	(2,517)

Total incurred	5,167	2,684

Loss and LAE payments for claims incurred:
Current year	1,898	1,365
Prior years	3,176	4,240
Total paid	5,074	5,605

Net unpaid losses and LAE at end of year	$8,754	$8,661

The estimation process for determining the liability for unpaid losses and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable or adverse development).

Reconciliation of Reserve for Loss and Loss Adjustment Expenses

The following table shows the development of our reserves for unpaid loss and LAE from 2012 through 2021 on a GAAP basis. The top line of the table shows the liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as more information becomes known about the frequency and severity of claims for individual years. The redundancy (deficiency) exists when the re-estimated liability for each reporting period is less (greater) than the prior liability estimate. The “cumulative redundancy (deficiency)” depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years. Gross deficiencies and redundancies may be significantly more or less than net deficiencies and redundancies due to the nature and extent of applicable reinsurance. As noted in the table below, since 2012 the Company has consistently selected initial ultimate loss picks that have proven to be redundant over time (dollars in thousands).

	Year Ended December 31,
(dollars in thousands)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Liability for unpaid loss and LAE, net of
reinsurance recoverables	$6,305	$6,193	$5,978	$5,828	$6,230	$8,106	$11,877	$11,582	$8,661	$8,754
Cumulative amount of liability paid through:
One year later	1,839	1,938	2,508	2,954	4,624	5,921	5,854	4,239	3,174
Two years later	2,614	3,027	3,541	4,735	6,271	8,607	7,969	6,747
Three years later	3,153	3,414	3,905	5,241	6,923	8,909	8,858
Four years later	3,314	3,499	4,078	5,356	7,034	8,963
Five years later	3,374	3,514	4,080	5,432	7,074
Six years later	3,384	3,514	4,084	5,432
Seven years later	3,384	3,514	4,084
Eight years later	3,384	3,514
Nine years later	3,384
Ten years later
Liability estimated after:
One year later	5,889	5,729	5,408	5,873	7,264	9,959	10,882	9,066	7,758
Two years later	5,021	4,498	4,323	5,717	7,242	9,671	10,226	9,489
Three years later	3,553	3,590	4,345	5,466	7,247	9,656	10,249
Four years later	3,362	3,594	4,110	5,484	7,246	9,470
Five years later	3,390	3,514	4,128	5,473	7,263
Six years later	3,384	3,514	4,117	5,482
Seven years later	3,384	3,514	4,117
Eight years later	3,384	3,514
Nine years later	3,384
Ten years later
Cumulative total redundancy (deficiency)
Gross liability — end of year	6,305	6,193	5,978	5,828	6,230	8,468	12,580	12,415	9,861	9,678
Reinsurance recoverable	—	—	—	—	—	362	703	833	1,200	924

Net liability — end of year	6,305	6,193	5,978	5,828	6,230	8,106	11,877	11,582	8,661	8,754

Gross re-estimated liability — latest	3,384	3,514	4,117	5,482	7,344	10,374	11,598	10,752	8,794	9,678
Re-estimated reinsurance recoverables — latest	—	—	—	—	81	904	1,349	1,263	1,036	924

Net re-estimated liability — latest	3,384	3,514	4,117	5,482	7,263	9,470	10,249	9,489	7,758	8,754

Gross cumulative redundancy (deficiency)	$2,921	$2,679	$1,861	$346	$(1,114)	$(1,906)	$982	$1,663	$1,067	$—

Investments

Our investments in debt and equity securities are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a component of equity net of taxes. The goal of our investment activities is to complement and support our overall mission. As such, the investment portfolio’s goal is to maximize after-tax investment income and price appreciation while maintaining the portfolio’s target risk profile. An important component of our operating results has been the return on invested assets. Our investment objectives are (i) to preserve and grow capital and surplus, in order to improve our competitive position and allow for expansion of insurance operations; (ii) to ensure sufficient cash flow and liquidity to fund expected liability payments and otherwise support our underwriting strategy; (iii) to provide a reasonable and stable level of income; and (iv) to maintain a portfolio which will assist in attaining the highest possible rating from A.M. Best. See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Information about Market Risk. In addition to any investments prohibited by the insurance laws and regulations of District of Columbia and any other applicable states, our investment policy prohibits the following investments and investing activities:

•	short sales;

•	purchase of securities on margin;

•	derivatives;

•	investment in commodities;

•	mortgage derivatives such as inverse floaters, interest only strips and principal only strips;

•	options, puts and futures contracts; and

•	any security that would not be in compliance with the regulations of the Department.

Our board of directors developed our investment policy and reviews the policy periodically. Exceptions to prohibitions discussed above are allowed with express written authority of the investment committee of our board of directors, but under no circumstance may such exception exceed 10% of our invested assets. Our investment portfolio is managed internally. The following table sets forth information concerning our available for sale, fixed maturity investments (dollars in thousands).

	At December 31,
	2021		2020
(dollars in thousands)	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value
U.S. government	$—	$—	$300	$305
States, territories and possessions	41	43	41	45
Political subdivisions	5,453	5,670	7,109	7,485
Special revenue	10,386	10,873	12,609	13,427
Industrial and miscellaneous	4,311	4,467	8,859	9,033
Asset backed	1,213	1,120	1,245	1,232

Total rated securities	21,404	22,173	30,163	31,527
Redeemable preferred	1,268	1,320	1,396	1,388

Total available for sale securities	$22,672	$23,493	$31,559	$32,915

The following table summarizes the distribution of our portfolio of fixed maturity investments as a percentage of total estimated fair value based on credit ratings assigned by Standard & Poor’s Financial Services, LLC (“S&P”) at December 31, 2021 and December 31, 2020 (dollars in thousands).

(dollars in thousands)	December 31, 2021		December 31, 2020
Rating (1)	Estimated Fair Value	Percent of Total (2)	Estimated Fair Value	Percent of Total (2)
AAA	$404	1.8%	$455	1.4%
AA	12,337	55.6%	14,838	47.1%
A	5,063	22.8%	8,670	27.5%
BBB	1,940	8.8%	6,422	20.4%
BB	2,429	11.0%	1,142	3.6%
B	—	0.0%	—	0.0%

Total	$22,173	100.0%	$31,527	100.0%

(1)

The ratings set forth in this table are based on the ratings assigned by S&P. If S&P’s ratings were unavailable, the equivalent ratings supplied by Moody’s Investors Service, Inc., Fitch Ratings, Inc. or the Securities Valuation Office of the National Association of Insurance Commissioners were used, where available.

(2)	Represents percent of fair value for classification as a percent of the total portfolio.

The table below sets forth the maturity profile of our investments in available for sale, fixed maturity securities by contractual maturities as of December 31, 2021. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties (dollars in thousands).

	December 31, 2021
(dollars in thousands)	Amortized Cost	Estimated Fair Value (1)
Less than one year	$1,828	$1,852
One through five years	8,844	9,078
Five through ten years	4,798	5,062
Greater than ten years	4,721	5,061
MBS/ABS	1,213	1,120

Total debt securities	$21,404	$22,173

(1)	Debt securities are carried at fair value in our financial statements.

Other invested assets consist of (i) non-controlling interests in unaffiliated limited partnerships that invest primarily in small-cap public equities, (ii) an equity interest in Trustar Bank, a related entity, (iii) an investment in a limited liability company, and (iv) a non-controlling equity interest in a private company. The following table shows the cost and estimated fair values of such assets at December 31, 2021 and 2020 (dollars in thousands).

	December 31, 2021
	Carrying		Gross Unrealizd
(dollars in thousands)	Cost	Value	Gains	Losses
Limited partnership investments	$3,701	$4,929	$1,246	$(18)
Equity interest in Trustar Bank	250	216	—	(34)
Equity interest in CSE Opportunity Fund II, LLC	128	128	—	—
Equity interest in Stream-IT.app	500	500	—	—

Total other invested assets	$4,579	$5,773	$1,246	$(52)

	December 31, 2020
	Carrying		Gross Unrealizd
(dollars in thousands)	Cost	Value	Gains	Losses
Limited partnership investments	$2,500	$3,194	$725	$(31)
Equity interest in Trustar Bank	250	217	—	(33)
Equity interest in CSE Opportunity Fund II, LLC	182	182	—	—

Total other invested assets	$2,932	$3,593	$725	$(64)

At December 31, 2021, the average maturity of our fixed maturity investment portfolio was 3.1 years and the average duration was 2.7 years. As a result, the fair value of our investments may fluctuate significantly in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

We use quoted values and other data provided by independent pricing services as inputs in our process for determining fair values of our investments. The pricing services cover substantially all of the securities in our portfolio for which publicly quoted values are not available. The pricing services’ evaluations represent an exit price, a good faith opinion as to what a buyer in the marketplace would pay for a security in a current sale. The pricing is based on observable inputs either directly or indirectly, such as quoted prices in markets that are active, quoted prices for similar securities at the measurement date, or other inputs that are observable.

Our independent third-party investment management technology provider delivers to us pricing information that they obtain from independent pricing services, to determine the fair value of our fixed maturity securities. After performing a detailed review of the information obtained from the pricing service, limited adjustments may be made by management to the values provided.

Our average cash and invested assets, net investment income and return on average cash and invested assets for the years ended December 31, 2021 and 2020 were as follows (dollars in thousands):

(dollars in thousands)	2021	2020
Average cash and invested assets (1)	$41,559	$42,655
Net investment income	$1,171	$1,447
Return on average cash and invested assets	2.8%	3.4%

(1)	Average cash and invested assets does not include real estate held for the production of income.

A.M. Best Rating

A.M. Best Company, Inc. (“A.M. Best”) rates insurance companies based on factors of concern to policyholders. The latest rating evaluation by A.M. Best was published on April 12, 2022. In its latest evaluation, A.M. Best affirmed ACIC’s Financial Strength Rating of “B++” (Good). According to the A.M. Best guidelines, companies rated “B++” are considered by A.M. Best to have “a good ability to meet their ongoing insurance obligations.” In addition, in its most recent evaluation, A.M. Best upgraded ACIC’s Long-Term Issuer Credit Rating to “bbb+” (Good) from “bbb” (Good). According to the A.M. Best guidelines, companies rated “bbb+” are considered by A.M. Best to have “a good ability to meet their ongoing senior financial obligations.” The outlook assigned to both the Financial Strength Rating and the Long-Term Issuer Credit Rating is stable. These ratings evaluate the claims paying ability and financial strength of a company and are not an investment recommendation. In evaluating a company’s financial and operating performance, A.M. Best reviews:

•	the company’s profitability, leverage and liquidity;

•	its book of business;

•	the adequacy and soundness of its reinsurance;

•	the quality and estimated fair value of its assets;

•	the adequacy of its reserves and surplus;

•	its capital structure;

•	the experience and competence of its management; and

•	its marketing presence.

In its ratings report on ACIC, A.M. Best recognized ACIC’s strong balance sheet position, noting its “Strongest” level of risk-adjusted capitalization, as measured by Best’s Capital Adequacy Ratio (BCAR). A.M. Best noted that ACIC had experienced underwriting losses during the most recent five (5) years, primarily related to (i) discontinued operations (including coverage for non-emergency medical transportation vehicles and certain higher-severity states) and (ii) elevated fixed costs in 2021 as it has invested in its business ahead of anticipated premium growth. A.M. Best also noted ACIC’s limited business profile as it is concentrated in the commercial auto segment. Finally, A.M. Best noted ACIC’s enterprise risk management (ERM) as being appropriate for its business, citing improvements made in the ERM function since its prior rating evaluation. Specifically, A.M. Best noted that ACIC had created a formal ERM committee, with representation across each department. A.M Best noted that the ERM committee held meetings on a monthly basis, with documented meeting minutes and progress reports.

Competition

Given our exclusive focus on providing products and services for the specialty transportation industry, the market conditions for our business varies geographically based upon the number and nature of the other markets actively writing business for the vehicles classes that we target. In states that have less competition, our primary competitors are Progressive and National Indemnity. In states with a high degree of competition such as Ohio, Wisconsin, and Maryland, we compete with the competitors listed above, in addition to other specialty carriers such as Philadelphia Insurance Company, Lancer Insurance Company, and New York Marine & General, as well as competition from other regional mutual carriers, excess and surplus lines companies, and risk retention groups. Despite significant competition, the ACIC management team believes the company can continue to maintain strong market share.

Enterprise Risk Management

The review and assessment of enterprise risks is the responsibility of our executive management team with oversight provided by the board of trustees through its audit committee. We have established risk management policies and procedures throughout our organization. To supervise the implementation of these risk management policies and procedures, we have engaged outside consultants on this topic and have established a risk management committee that consists of members of our senior management team. We have launched an anti-phase risk assessment project focused on formalizing our enterprise risk management process covering our operations and all corporate activities. Project goals include defining key risks and risk events, establishing corporate risk tolerances, and documenting the accountability for the risk management processes. Work is in process to formalize and in some cases develop additional measurements related to enterprise level risks for management and board reporting. The risk assessment project will continue to evolve with the business over the near term and result in the development of more formalized enterprise risk management capabilities. To limit its exposure in the event of a lawsuit, ACIC maintains a full line of insurance coverages, including errors and omissions, trustees’ and officers’ liability, employment practices liability, and cyber liability insurance.

Legal Proceedings

We are, from time to time, involved in various legal proceedings in the ordinary course of business. While it is not possible to forecast the outcome of such legal proceedings, in light of existing insurance, reinsurance, and established reserves, we believe that there is no individual case pending that is likely to have a material adverse effect on our financial condition or results of operations.

Properties

We lease approximately 9,544 square feet of office space at 8401 Connecticut Avenue, Chevy Chase, Maryland. As of December 31, 2021, we subleased approximately 4,009 square feet of such space to two tenants. On February 28, 2022, we entered into an agreement to sublease the remaining 5,535 square feet of space at 8401 Connecticut Avenue, Chevy Chase Maryland, with such sublease commencing on June 1, 2022. The Company has recently adopted a hybrid work-from-home employment model and anticipates needing less leased office space going forward. As a result, we expect to enter into a new lease for approximately 1,600 square feet of space beginning in the Fall of 2022 which the Company believes will be adequate to accommodate the Company’s existing needs and any increase in workforce in the future.

Employees

As of December 31, 2021 the Company had 25 employees, all of which are full-time. We provide health, dental, disability, vision, and life insurance to our full-time employees who have completed 90 days of full-time employment. Full-time employees are also eligible for paid vacation and to participate in the ACIC 401(k) plan, which features a safe harbor contribution by ACIC equal to 3% of the employee’s eligible compensation. We have the option to make an additional profit-sharing contribution to the plan. None of our employees are covered by a collective bargaining agreement. We believe that relations with our employees are good.

Federal Income Tax

We file a U.S. federal income tax return that includes the pass-through income or loss of majority owned direct and indirect subsidiaries. State tax returns are filed depending on applicable laws. We record adjustments related to prior years’ taxes during the period in which they are identified, generally when the tax returns are filed. The effect of these adjustments on the current and prior periods (during which the differences originated) is evaluated based upon quantitative and qualitative factors and are considered in relation to the consolidated financial statements taken as a whole for the respective years. The provision for income taxes for the years ended December 31, 2021 and 2020, is comprised of the following (dollars in thousands):

	Years ended December 31,
(dollars in thousands)	2021	2020
Current federal income tax expense	$—	$—
Current state income tax expense	—	—
Deferred federal and state income tax expense (benefit)	104	(146)

Income tax expense (benefit)	$104	$(146)

A reconciliation of the expected income tax expense to the actual income tax expense and the reconciliation of the federal statutory rate to our effective tax rate for the periods ended December 31, 2021 and 2020 is presented below (dollars in thousands):

(dollars in thousands)	December 31, 2021	% of Pre-Tax Income
Provision for income taxes at the statutory federal rate	$(131)	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividends received deduction	(24)	3.8%
Tax exempt interest	(26)	4.2%
Pass-through entity income	(81)	13.0%
Temporary differences:
Valuation allowance adjustment	145	-4.9%
Prior year true-ups	221	-43.1%

Actual income tax, as provided in the consolidated financial statements	$104	-6.0%

(dollars in thousands)	December 31, 2020	% of Pre-Tax Income
Provision for income taxes at the statutory federal rate	$835	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividends received deduction	(20)	-0.5%
Tax exempt interest	(30)	-0.8%
Gain on extinguishment of related party loan	(84)	-2.1%
Pass-through entity income	(94)	-2.4%
Temporary differences:
Valuation allowance adjustment	(791)	-19.9%
Prior year true-ups and other	38	0.9%

Actual income tax, as provided in the consolidated financial statements	$(146)	-3.8%

Significant components of our deferred tax assets and liabilities at December 31, 2021 and 2020 were as follows (dollars in thousands):

(dollars in thousands)	December 31, 2021	December 31, 2020
Deferred tax assets:
Unearned premiums	$176	$136
Loss discounting	119	73
Commission payable	—	113
Net operating loss carryforward	2,479	2,434
Lease liability	191	179
Defined benefit plan	58	—
Other	201	191
Valuation allowance adjustment	(366)	(221)

Total deferred tax assets	2,858	2,905

Deferred tax liabilities:
Deferred policy acquisition costs	155	79
Unrealized gains on investments	161	479
Deferred gain — 1031 exchange	1,879	1,879
Other	663	468

Total deferred tax liabilities	2,858	2,905

Net deferred tax liability	$—	$—

At December 31, 2021, we had net operating loss “NOL” carry forwards available for tax purposes of $11.8 million that will begin to expire in 2037, and foreign tax credit carry-forwards of $1.0 thousand. In 2015, ACIC Consolidated Properties, LLC sold a building, placed the proceeds in trust and then reinvested the proceeds in similar use (like-kind) property, availing itself of the ability (pursuant to Section 1031 of the tax code) to defer the taxes that would otherwise have been due on the gain. As a result, we established a deferred tax liability of $1.9 million (as shown above). In assessing the valuation of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance against deferred tax assets has been established, except for NOL limitations, as we believe it is more likely than not the deferred tax assets will be realized based on its historical taxable income, or by offset to deferred tax liabilities. We had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. There were no interest or penalties related to income taxes that have been accrued or recognized as of and for the years ended December 31, 2021 and 2020. If any had been recognized these would have been reported in income tax expense. Generally, taxing authorities may examine our tax returns for the three years from the date of filing. Our tax returns for the years ended December 31, 2019 through December 31, 2021 remain subject to examination.

Regulation

Our businesses are subject to a number of federal and state laws and regulations. These laws and regulations apply to ACIC’s operations as an insurance company and ARM’s operations as a licensed insurance agent. Our operations are subject to extensive laws and governmental regulations, including administrative determinations, court decisions, and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders and not our shareholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance business, and we are regulated by the insurance departments of the states in which we sell insurance policies. The NAIC assists the various state insurance regulators in the development, review, and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

ACIC is licensed as a property and casualty insurer in 29 states and the District of Columbia. State insurance laws regulate many aspects of our business. Such regulation is vested primarily in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of our business, which may include, among other things, required reserve liability levels, permitted classes of investments, transactions among affiliates, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other consumers rather than shareholders. We are subject to financial and market conduct examinations by insurance regulators from our domiciliary states and from other states in which we do business. State laws and regulations governing the financial condition of insurers apply to ACIC, including standards of solvency, risk-based capital requirements, types, quality and concentration of investments, establishment and maintenance of reserves, required methods of accounting, reinsurance and minimum capital and surplus requirements, and the business conduct of insurers, including sales and marketing practices, claim procedures and practices, and policy form content. In addition, state insurance laws require licensing of insurers and their agents. State insurance regulators have the power to grant, suspend, and revoke licenses to transact business and to impose substantial fines and other penalties.

Agent Licensing

ACIC sells its insurance products through ARM, its appointed insurance producer. ARM in turn also works with other independent distributors and independent agents. The states in which insurance agents operate require agents to obtain and maintain licenses to sell insurance products. In order to sell insurance products, the agents must be licensed by their resident state and by any other state in which they do business and must comply with regulations regarding licensing, sales and marketing practices, premium collection and safeguarding, and other market conduct practices. Consistent with various federal and state legal requirements, ARM monitors all of the agents that sell ACIC policies, and ARM monitors the agencies with which the independent distributors and independent agents work in order to understand and evaluate the agencies’ training and general supervision programs relevant to regulatory compliance.

Financial Review

ACIC is required to file detailed annual and quarterly financial reports with the insurance departments in the states in which we do business, and its business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under NAIC guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business.

Market Conduct Regulation

The laws and regulations governing our insurance businesses include numerous provisions governing the marketplace activities of insurers, such as ACIC, including regulations governing the form and content of disclosures to consumers, advertising, product replacement, sales and underwriting practices, complaint handling, and claims handling. State insurance regulators enforce compliance, in part, through periodic market conduct examinations.

Insurance Holding Company Regulation

All states in which ACIC conducts insurance business have enacted legislation that requires each insurance company in a holding company system to register with the insurance regulatory authority of its state of domicile and to furnish that regulatory authority financial and other information concerning the operations of, and the interrelationships and transactions among, companies within its holding company system that may materially affect the operations, management, or financial condition of the insurers within the system. These laws and regulations also regulate transactions between insurance companies and their parents and affiliates. Generally, these laws and regulations require that all transactions within a holding company system between an insurer and its affiliates be fair and reasonable and that the insurer’s statutory surplus following any transaction with an affiliate be both reasonable in relation to its outstanding liabilities and adequate to its financial needs. Statutory surplus is the excess of admitted assets over statutory liabilities. For certain types of agreements and transactions between an insurer and its affiliates, these laws and regulations require prior notification to, and non-disapproval or approval by, the insurance regulatory authority of the insurer’s state of domicile. These laws and regulations also require the holding company system to file an annual report identifying certain risks (“enterprise risks”) that, if not remedied, are likely to have a material adverse effect upon the financial condition of the insurer or its holding company system as a whole.

Dividend Limitations

As a holding company with no significant business operations of its own, the Company will depend on intercompany dividends or other distributions from its subsidiaries as the principal source of cash to meet its obligations. ACIC’s ability to pay dividends is subject to restrictions contained in the insurance laws of District of Columbia, which require that dividends be approved by the District of Columbia Department of Insurance, Securities and Banking prior to their payment. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividend payments will be permitted. See “Liquidity and capital resources” for additional information regarding on the restrictions on ACIC’s ability to pay dividends with the prior approval of the Department.

Change of Control

District of Columbia law requires advance approval by the Commissioner of Insurance of any direct or indirect change of control of a District of Columbia domiciled insurer, such as ACIC. In considering an application to acquire control of an insurer, the Commissioner generally will consider such factors as experience, competence, and the financial strength of the applicant, the integrity of the applicant’s board of directors and officers, the acquirer’s plans for the management and operation of the insurer, and any anti-competitive effects that may result from the acquisition. Under District of Columbia law, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of an insurance company or of a company which itself controls an insurance company. Therefore, any person acquiring, directly or indirectly, 10% or more of our common stock would need the prior approval of the District of Columbia Commissioner of Insurance, or a determination from the Commissioner that “control” has not been acquired. Under Section 31-906(l) of the D.C. Official Code, no person, together with such purchaser’s associates or a group acting in concert, may acquire, directly or indirectly, more than 5% of the capital stock of the Company for a period of five years from the effective date of the conversion without the approval of the District of Columbia Commissioner of Insurance. In addition, a person seeking to acquire, directly or indirectly, control of an insurance company is required in some states to make filings prior to completing an acquisition if the acquirer and the target insurance company and their affiliates have sufficiently large market shares in particular lines of insurance in those states. Approval of an acquisition may not be required in these states, but the state insurance departments could take action to impose conditions on an acquisition that could delay or prevent its consummation.

Risk Based Capital (RBC) Requirements

The NAIC has established a standard for assessing the solvency of insurance companies using a formula for determining each insurer’s RBC. The RBC model act provides that insurance companies must submit an annual RBC report to state regulators reporting their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk, and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium, and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify possible weakly capitalized companies for purposes of initiating further regulatory action. If an insurer’s Total Adjusted Capital (“TAC”) falls below specified levels in relation to its RBC, the insurer would be subject to different degrees of regulatory action depending upon the relationship of its TAC to its RBC. These actions range from requiring the insurer to propose actions to correct the capital deficiency to placing the insurer under regulatory control. For example, if ACIC’s TAC is equal to or less than its “company action level RBC,” then ACIC could be subject to a wide range of regulatory oversight, including a requirement to submit a written plan for capital strengthening to the District of Columbia Commissioner of Insurance. A company’s “company action level RBC” is equal to two times its “authorized control level RBC,” which is the product of the RBC formula as described above. ACIC’s “authorized control level RBC” was $3.3 million, which results in a “company action level RBC” of $6.5 million. At December 31, 2021, ACIC’s TAC was significantly in excess of its “company action level RBC” by $29.3 million. Our other operating subsidiaries and the Company are not subject to RBC requirements.

NAIC Ratios

The NAIC is a voluntary association of state insurance commissioners formed to discuss issues and formulate policy with respect to regulation, reporting, and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states, and to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model insurance laws, regulations, and guidelines have been promulgated by the NAIC as minimum standards by which state regulatory systems and regulations are measured. The NAIC also has established a set of 13 financial ratios to assess the financial strength of insurance companies. The key financial ratios of the NAIC’s Insurance Regulatory Information System, or IRIS, which were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies these key financial ratios and specifies a range of “unusual values” for each ratio. The NAIC suggests that insurance companies that fall outside the “usual” range in four or more financial ratios are those most likely to require analysis by state regulators. However, according to the NAIC, it may not be unusual for a financially sound company to have several ratios outside the “usual” range. For the year ended December 31, 2021, ACIC was within the “usual” range for all but two ratios. The first ratio outside of the “usual” range was the change in written premium ratio. This ratio was above the “usual” range due to a recovery from an unusual decline in 2020 principally attributed to the impacts of COVID-19. The second ratio was the two-year operating ratio which was 2 percent above the “usual” range of 100. This is mostly attributable to increases in underwriting expenses related to investments in the long-term business plan.

Statutory Accounting Principles (SAP)

SAP is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles differ somewhat from GAAP, which are designed to measure a business on a going concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Shareholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP. State insurance laws and regulations require ACIC to file with state insurance departments publicly available quarterly and annual financial statements, prepared in accordance with statutory guidelines that generally follow NAIC uniform standards. State insurance laws require that the annual statutory financial statements be audited by an independent public accountant and that the audited statements be filed with the insurance departments in states where the insurer transacts business.

State Insurance Guaranty Funds Laws

In most states, there is a requirement that property and casualty insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent, or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the written premium in the state by member insurers in the lines of business in which the impaired, insolvent, or failed insurer is engaged. Some states permit member insurers to recover such paid assessments through full or partial premium tax offsets. Property and casualty insurance company insolvencies or failures may result in additional guaranty association assessments against ACIC in the future. At this time, we are not aware of any material liabilities for guaranty fund assessments that apply to ACIC with respect to impaired or insolvent insurers that are currently subject to insolvency proceedings.

Regulation of Investments

ACIC is subject to state laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity real estate, mortgages, other equity investments, foreign investments, and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in most instances, require divestiture.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed for the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition, and results of operations.

Other Laws and Regulations

USA Patriot Act and similar regulations

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures, and controls.

Privacy of consumer information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information. Similarly, federal and state laws and regulations also govern the disclosure and security of consumer health information. In particular, regulations promulgated by the U.S. Department of Health and Human Services regulate the disclosure and use of protected health information by health insurers and others, the physical and procedural safeguards employed to protect the security of that information, and the electronic transmission of such information.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Form 1-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Form 1-K constitutes forward-looking information that involves risks and uncertainties. Please see Forward-Looking Information for more information.

Overview

ACIC was incorporated in the District of Columbia in 1938 and is licensed as a property and casualty insurer in 29 states and the District of Columbia. ACIC’s principal business consists of underwriting commercial automobile insurance products targeted to small business owners and operators. Historically, ACIC has focused on the public automobile business class segment within the commercial automobile insurance line. Vehicles within the public automobile business class segment are used to transport passengers from one location to another. In this business class segment, operation of the commercial vehicle is generally the primary source of business revenue. Specifically, ACIC has historically underwritten insurance for the following public automobile business classes: taxi cabs, passenger sedans, golf carts, school vans, and other light transportation vehicles. In 2021, ACIC began developing commercial auto insurance products targeting additional business class segments, namely trade and service providers such as electricians, plumbers, and carpenters (collectively, the “small business class segment”).

On the effective date of the conversion, ACIC became a wholly owned subsidiary of Forge Group, Inc. See Item 1. Business — Conversion and Offering for more detailed information. As of December 31, 2021, ACIC was the ultimate reporting entity, and the principal financial disclosures herein are for that entity.

For the year ended December 31, 2021, we had net premiums written of $8.9 million, net premiums earned of $7.9 million, and net loss attributable to ACIC of $0.7 million. For the year ended December 31, 2020, we had net premiums written of $6.1 million, net premiums earned of $8.1 million, and a net gain attributable to ACIC of $3.9 million.

Principal Revenue and Expense Items

We derive our revenue primarily from premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written

Gross premiums written is equal to direct and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written).

Premiums earned

Premiums earned is the earned portion of our net premiums written. Gross premiums written include all premiums recorded by an insurance company during a specified policy period. Insurance premiums on property and casualty insurance contracts are recognized in proportion to the underlying risk insured and are earned ratably over the duration of the policies. At the end of each accounting period, the portion of the premiums that is not yet earned is included in unearned premiums and is realized as revenue in subsequent periods over the remaining term of the policy. Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2020, one-half of the premiums would be earned in 2020 and the other half would be earned in 2021.

Net investment income and net realized gains (losses) on investments

We invest our surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid loss and loss adjustment expenses) in cash, cash equivalents, equities, fixed maturity securities and real estate. Investment income includes interest and dividends earned on invested assets. Net realized gains and losses on invested assets are reported separately from net investment income. We recognize realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognize realized losses when investment securities are written down as a result of an other than temporary impairment (“OTTI”) or sold for an amount less than their cost or amortized cost, as applicable. Our portfolio of investment securities is managed internally.

ACIC’s underwriting and investment expenses consist primarily of employee salaries and benefits, commissions, taxes, licenses and fees, board bureau and association fees, underwriting reports, rent and office expenses, professional fees, fees paid to third party service providers, and other administrative expenses incurred to support the production and underwriting of premium written and policyholder service.

Loss and loss adjustment expense

Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Amortization of deferred policy acquisition costs and underwriting and administrative expenses

Expenses incurred to underwrite risks are referred to as policy acquisition expenses. Variable policy acquisition costs consist of commission expenses, premium taxes and certain other underwriting expenses that vary with, and are primarily related to, the writing and acquisition of new and renewal business. These policy acquisition costs are deferred and amortized over the effective period of the related insurance policies. Fixed policy acquisition costs, referred to herein as underwriting and administrative expenses, are expensed as incurred. These costs include salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax basis of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

Key Financial Measures

We evaluate our insurance operations by monitoring certain key measures of growth and profitability. In addition to reviewing our financial performance based on results determined in accordance with generally accepted accounting principles in the United States (GAAP), we utilize certain non-GAAP financial measures that we believe are valuable in managing our business and for comparison to our peers. These non-GAAP measures are combined ratio, written premiums, underwriting income, the loss and loss adjustment expense ratio, the expense ratio, the ratio of net written premiums to statutory surplus and return on average equity.

We measure growth by monitoring changes in gross premiums written and net premiums written. We measure underwriting profitability by examining loss and loss adjustment expense, underwriting expense and combined ratios. We also measure profitability by examining underwriting income (loss) and net income (loss).

Loss and loss adjustment expense ratio

The loss and loss adjustment expense ratio is the ratio (expressed as a percentage) of loss and loss adjustment expenses incurred to premiums earned. We measure the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures loss and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures loss and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio

The underwriting expense ratio is the ratio (expressed as a percentage) of amortization of deferred policy acquisition costs and net underwriting and administrative expenses (attributable to insurance operations) to premiums earned, and measures our operational efficiency in producing, underwriting and administering our insurance business.

GAAP combined ratio

Our GAAP combined ratio is the sum of the loss and loss adjustment expense ratio and the expense ratio and measures our overall underwriting profit. If the GAAP combined ratio is below 100%, we are making an underwriting profit. If our combined ratio is at or above 100%, we are not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio

The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance ceded, to statutory surplus. This ratio measures our exposure to pricing errors in our current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Underwriting income (loss)

Underwriting income (loss) measures the pre-tax profitability of our insurance operations. It is derived by subtracting loss and loss adjustment expense, amortization of deferred policy acquisition costs, and underwriting and administrative expenses from earned premiums. Each of these items is presented as a caption in our statements of operations.

Net income (loss) and return on average equity

We use net income (loss) to measure our profit and return on average equity to measure our effectiveness in utilizing equity to generate net income. In determining return on average equity for a given year, net income (loss) is divided by the average of the beginning and ending equity for that year.

Critical Accounting Policies

General

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.

Investments

We classify our investments in all debt and equity securities as available-for-sale.

Available-for-sale securities

Debt and equity securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses on debt securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders’ equity, net of deferred income taxes. Changes in the fair value of equity securities are recognized as a component of net earnings.

Other than temporary impairment

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell a security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

We regularly evaluates its fixed income securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors for determining if a security is other-than-temporarily impaired:

•	The extent to which the fair value is less than cost;

•	The assessment of significant adverse changes to the cash flows on a fixed income investment;

•

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value;

•	The probability that ACIC will recover the entire amortized cost basis of the fixed income securities prior to maturity; or

•	The ability and intent to hold fixed income securities until maturity.

Quantitative and qualitative criteria are considered during this process to varying degrees depending on the sector the analysis is being performed.

Corporate securities

We performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage

(e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists including liquidity, asset value cash flow generation, and industry multiples.

Municipal securities

We analyze the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to the unrealized loss and whether the recovery value is greater or less than current market value.

Structured securities

The “stated assumptions” analytic approach relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cash flows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”). For securities or sectors for which no actual loss or minimal loss has been observed (certain Prime Residential Mortgage Backed Securities (RMBS) and Commercial Mortgage Backed Securities (CMBS), for example), sector-based assumptions are applied or an alternative quantitative or qualitative analysis is performed.

Property and equipment

Property and equipment (including major renewals, replacements and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Other invested assets

Other invested assets consist of (i) non-controlling interests in unaffiliated limited partnerships that invest primarily in small-cap public equities, (ii) an equity interest in Trustar Bank, a related entity, (iii) an investment in a limited liability company, and (iv) a non-controlling equity interest in a private company. For our interest in unaffiliated limited partnerships, our pro rata share of the audited GAAP equity of the partnership is the fair value equivalent. For the other investments, we have used internal estimates of fair market value.

Investment income

Interest on fixed maturities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the settlement date, which does not differ significantly from trade date accounting.

Cash and cash equivalents

Cash consists of uninvested balances in bank accounts. Cash equivalents consist of investments with original maturities of 90 days or less, primarily AAA-rated prime and government money market funds. Cash equivalents are carried at cost, which approximates fair value. The Company has not experienced losses on these instruments.

Unpaid losses and loss adjustment expense reserves

We maintain reserves for the payment of claims (incurred losses) and expenses related to adjusting those claims (loss adjustment expenses or “LAE”). Our loss reserves consist of case reserves, which are reserves for claims that have been reported to us; defense and cost containment expense (DCC) reserve, which includes all defense and litigation-related expenses, whether internal or external to us; Adjusting and Other reserves (“A&O”), which includes internal claims adjustment expenses; and reserves for claims that have been incurred but have not yet been reported or for case reserve deficiencies or redundancies (“IBNR”).

When a claim is reported to us, our claims personnel establish a case reserve for the estimated amount of the ultimate payment. The amount of the loss reserve for the reported claim is based primarily upon a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered pertinent to estimating the exposure presented by the claim. Each claim is settled individually based upon its merits, and some claims may take years to settle, especially if legal action is involved. Case reserves are reviewed on a regular basis and are updated as new data becomes available.

In addition to case reserves, we maintain an estimate of reserves for loss and loss adjustment expenses incurred but not reported. Some claims may not be reported for several years. As a result, the liability for unpaid loss and loss adjustment reserves includes significant estimates for IBNR.

We utilize an independent actuary to assist with the estimation of our loss and LAE reserves on an annual basis. This actuary prepares estimates of the ultimate liability for unpaid losses and LAE based on established actuarial methods described below. Our management reviews these estimates and supplements the actuarial analysis with information not fully incorporated into the actuarially based estimate, such as changes in the external business environment and changes in internal company processes and strategy. We may adjust the actuarial estimates based on this supplemental information in order to arrive at the amount recorded in the financial statements.

We accrue liabilities for unpaid loss and loss adjustment expenses based upon estimates of the ultimate amount payable.

Policy acquisition costs

We defer commissions, premium taxes, and certain other costs that are incrementally or directly related to the successful acquisition of new or renewal insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

Premiums

Premiums are recorded and billed and recognized as income ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums represent the portion of premiums written relative to the unexpired terms of coverage. Unearned premiums are calculated on a daily pro rata basis. A premium deficiency reserve is recognized if the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs, and maintenance costs exceed related unearned premiums. We anticipate investment income, if applicable, as a factor in the premium deficiency calculation.

Reinsurance

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy and in accordance with the terms of the reinsurance agreement.

Quarterly, we monitor the financial condition of our reinsurers. Our monitoring efforts include, but are not limited to, the review of annual summarized financial data and analysis of the credit risk associated with reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor’s (S&P) ratings. If necessary, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers.

Real estate held for the production of income

Real estate leases are recognized in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (i) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the building and (ii) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at lease inception. Operating lease income is recognized on a straight-line basis over the life of the lease.

Income taxes

Federal income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carry forwards. Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognizes those in its financial statements as required. As it relates to uncertainties in income taxes, unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

As an insurance company, ACIC is subject to minimal state income tax liabilities. On a state basis, since the majority of income is from insurance operations, ACIC pays premium taxes in lieu of state income tax. Premium taxes are a component of policy acquisition costs and calculated as a percentage of gross premiums written.

Comprehensive earnings

Comprehensive earnings include net earnings plus unrealized gains/losses on available-for-sale debt securities, net of tax. In reporting the components of comprehensive earnings on a net basis in the statement of earnings, we used a 21% percent tax rate.

Reserving methods

In developing our loss and DCC reserve estimates, we relied upon several widely used and accepted loss reserving methods (described below). Based on the deemed predictive qualities of each of the applied methods, we selected estimated ultimates by year in order to determine our reserve estimates.

•	Paid Loss Development — historical patterns of paid loss development are used to project future paid loss emergence in order to estimate required reserves.

•

Incurred Loss Development — historical patterns of incurred loss development, reflecting both paid losses and changes in case reserves, are used to project future incurred loss emergence in order to estimate required reserves.

•

Paid Bornhuetter-Ferguson (“BF”) — an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been paid, based on historical paid loss development patterns. The estimate of required reserves assumes that the remaining unpaid portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of paid losses exists at the early stages of the claims development process.

•

Incurred Bornhuetter-Ferguson (“BF”) — an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been reported, based on historical incurred loss development patterns. The estimate of required reserves assumes that the remaining unreported portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of reported losses exists at the early stages of the claims development process.

•

Incremental Claim-Based Methods — historical patterns of incremental incurred losses and paid LAE during various stages of development are reviewed and assumptions are made regarding average loss and LAE development applied to remaining claims inventory. Such methods more properly reflect changes in the speed of claims closure and the relative adequacy of case reserve levels at various stages of development. These methods may provide a more accurate estimate of IBNR for lines of business with relatively few remaining open claims but for which significant recent settlement activity has occurred.

•

Frequency / Severity Based Methods — historical measurements of claim frequency and average paid claim size (severity) are reviewed for more mature accident years where a majority of claims have been reported and/or closed. These historical averages are trended forward to more recent periods in order to estimate ultimate losses for newer accident years that are not yet fully developed. These methods are useful for lines of business with slow and/or volatile loss development patterns, such as liability lines where information pertaining to individual cases may not be completely known for many years. The claim frequency and severity information for older periods can then be used as reasonable measures for developing a range of estimates for more recent immature periods.

Range of estimates

In addition to our actuarial reported estimate, we have also developed a range of estimates. This range is not designed to represent minimum or maximum possible outcomes. It is developed to represent low and high ends for a reasonable range of expected outcomes given the selection of alternative, but reasonable assumptions. Actual results may fall outside of this range.

High and low net reserve estimates were developed by stressing our expected loss ratio and loss development factor selections. By applying a factor to increase (and decrease) these assumptions, we developed high (and low) ultimate loss and DCC estimates. These estimates, along with paid and incurred loss information, result in a range of reserves. The gross reserve range is based on selected percentages which produce a range which is slightly wider than the net range.

We estimate IBNR reserves by first deriving an actuarially based estimate of the ultimate cost of total loss and loss adjustment expenses incurred by line of business as of the financial statement date. We then reduce the estimated ultimate loss and loss adjustment expenses by loss and loss adjustment expense payments and case reserves carried as of the financial statement date. The actuarially determined estimate is based upon indications from one of the above actuarial methodologies or uses a weighted average of these results. The specific method used to estimate the ultimate losses for individual lines of business, or individual accident years within a line of business, will vary depending on the judgment of the actuary as to what is the most appropriate method for a line of business’ unique characteristics. Finally, we consider other factors that impact reserves that are not fully incorporated in the actuarially based estimate, such as changes in the external business environment and changes in internal company processes and strategy.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by line of business due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim, and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. We continually refine our loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We consider all significant facts and circumstances known at the time loss reserves are established.

Due to the inherent uncertainty underlying loss reserve estimates, final resolution of the estimated liability for loss and loss adjustment expenses may be higher or lower than the related loss reserves at the reporting date. Therefore, actual paid losses, as claims are settled in the future, may be materially higher or lower in amount than current loss reserves. We reflect adjustments to loss reserves in the results of operations in the period the estimates are changed.

Results of Operations

Our results of operations are influenced by factors affecting the commercial auto insurance industry in general. The operating results of the United States commercial auto insurance industry are subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates and other changes in the investment environment.

Our premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the commercial auto insurance industry historically has been cyclical. During a soft market cycle, price competition is more significant than during a hard market cycle and makes it difficult to attract and retain properly priced commercial business. A hard market typically has a positive effect on premium growth.

The major components of operating revenues and net (loss) income for the years ended December 31, 2021 and 2020 are as follows (dollars in thousands):

	For the year ended December 31,
(dollars in thousands)	2021	2020
Revenues
Net premiums earned	$7,909	$8,133
Income from real estate held for investment	2,159	2,064
Investment income, net of investment expense	1,171	1,447
Realized investment gains (losses), net	379	(15)
Other income	914	1,283

Total revenues	12,532	12,912

	For the year ended December 31,
(dollars in thousands)	2021	2020
Expenses
Loss and loss adjusting expense	5,167	2,684
Policy acquisition costs and other operating expenses	3,592	2,335
Related party commissions	1,670	1,094
Depreciation and amortization	1,086	1,111
Interest expense	1,312	1,314
Other expenses	329	687

Total expenses	13,156	9,225

Income (loss) before income taxes	(624)	3,687
Income tax expense (benefit)	104	(146)
Net loss attributable to noncontrolling interest	26	37

Net income (loss)	(702)	3,870

Total other comprehensive earnings (loss)	(392)	548

Comprehensive income (loss)	$(1,120)	$4,381

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Premiums

Direct premiums written increased by $3.0 million, or 48%, in 2021 primarily due to increased use of taxi cabs and passenger sedans as the impact of the COVID–19 pandemic receded, and net written premiums increased by $2.8 million, or 46%, during the same period from 2020. Net premiums earned decreased by $0.2 million, or 3%.

For the year ended December 31, 2021, we ceded to reinsurers $469 thousand of written premiums, compared to $240 thousand of written premiums for the year ended December 31, 2020. Ceded written premiums as a percent of direct premiums written were 5.0% in 2021, and 3.8% in 2020. The change is primarily a result of a hardening reinsurance pricing environment.

Premiums are earned ratably over the term of the policy whereas written premiums are reflected on the effective date of the policy.

Income from real estate held for investment

Real estate assets held for the production of income, which were $30.9 million and $31.7 million at December 31, 2021 and 2020, respectively, generated income of $2.2 million during 2021, an increase of $94 thousand over the prior year, principally due to rent concessions given to tenants in 2020 as a result of COVID-19.

Investment income and realized gains (losses)

Our investment portfolio, excluding real estate assets held for the production of income, is generally highly liquid and 89.1% and 88.7% of the fixed income portfolio consisted of readily marketable, investment-grade fixed-income securities as of December 31, 2021 and 2020, respectively. The remainder of the portfolio is generally comprised of unrated fixed income securities, preferred stocks, common stocks, and limited partnership interests in funds which primarily invest in small-capitalization public equities. Net investment income is primarily comprised of interest earned and dividends paid on these securities, net of related investment expenses, and excludes realized gains and losses.

Net investment income decreased by $276 thousand for the year ended December 31, 2021 as compared to 2020, primarily from a decrease in the average balance of invested assets. During 2021, the Company retained a higher-than-normal cash balance in order to fund expenses related to the conversion and offering. Excluding real estate held for the production of income, average cash and invested assets were $41.6 million in 2021, which were comparable to $42.7 million in 2020. For additional information, see Item 1. Business — Investments.

Other income

Other income includes net unrealized gains on equity securities, additional charges to policyholders for services outside of the premium charge, such as installment billing or policy endorsement costs, and other miscellaneous sources of revenue. In 2021, other income decreased by $369 thousand compared to 2020. In 2020, the Company had a $400 thousand gain on extinguishment of related party debt related to the Paycheck Protection Program.

Unpaid losses and settlement expenses

The table below details our unpaid losses and settlement expenses (“LAE”) and loss reserves for the years ended December 31, 2021 and 2020.

	December 31,
(dollars in thousands)	2021	2020
Unpaid losses and LAE at beginning of year:
Gross	$9,861	$12,415
Ceded	1,200	833

Net	8,661	11,582
Increase (decrease) in incurred losses and LAE:
Current year	6,070	5,201
Prior years	(903)	(2,517)

Total incurred	5,167	2,684
Loss and LAE payments for claims incurred:
Current year	1,898	1,365
Prior years	3,176	4,240

Total paid	5,074	5,605
Net unpaid losses and LAE at end of year	8,754	8,661

Unpaid losses and LAE at end of year:
Gross	9,678	9,861
Ceded	924	1,200

Net	$8,754	$8,661

Differences from the initial reserve estimates emerged as changes in the ultimate loss estimates as those estimates were updated through the reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is updated until all claims in a defined set are settled. As a small specialty insurer with a niche product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While management attempts to identify and react to systematic changes in the loss environment, management must also consider the volume of experience directly available to us and interpret any particular period’s indications with a realistic technical understanding of the reliability of those observations.

We experienced favorable development in 2021 relative to the December 31, 2020 reserve estimates primarily from the 2020 accident year.

Policy acquisition costs and other operating expenses

Our policy acquisition costs and operating expenses increased by $1.3 million, or 54%, in 2021 as compared to 2020. The increase was primarily due to increased expenses related to: (i) investment in the long-term business plan and (ii) ongoing financial reporting and disclosure requirements related to the conversion and offering. After an initial period of investment in product development and infrastructure, as we grow the business, we expect the expense ratio to decline over time.

Expense ratio

Our expense ratio is calculated by dividing the sum of policy acquisition costs and other operating expenses by net premiums earned. We use the expense ratio to evaluate the operating efficiency of our insurance operations. Costs that cannot be readily identifiable as a direct cost of a product line remain in Other Expenses.

The change in the expense ratio to 69% in 2021 relative to 48% in 2020 is primarily attributed to an increase in operating expenses. The increase was due to the increase in operating expenses, described previously, and comparable net earned premiums in 2021 relative to 2020.

Income tax expense (benefit)

After including the taxes reported as a component of other comprehensive income, and, as a result of ACIC’s net operating loss carry forwards, we reported no income tax expense or benefit in 2021 or 2020. ACIC is in a net operating loss position with a full valuation allowance equal to the net deferred tax assets as of December 31, 2021 and 2020.

Financial Position

The major components of our assets and liabilities as of December 31, 2021 and 2020 are as follows (dollars in thousands):

	As of
(dollars in thousands)	December 31, 2021	December 31, 2020
Assets
Investments and cash:
Fixed maturity, at fair value (amortized cost - $21,404 at December 31, 2021 and $30,163 at December 31, 2020)	$22,173	$31,527
Common stock, at fair value	1,747	1,374
Preferred securities, at fair value	2,469	1,986
Other invested assets	5,773	3,593
Real estate held for the production of income	30,921	31,686
Cash and cash equivalents	8,121	4,355

Total investments and cash	71,204	74,521

Accrued investment income	216	255
Premiums and reinsurance balances receivable	4,637	3,545
Ceded unearned premiums	244	125
Reinsurance balances recoverable on unpaid losses	924	1,200
Deferred policy acquisition costs	739	378
Deferred rent	2,011	1,690
Leases in place	3,065	3,364
Right of use asset	1,769	1,974
Prepaid stock offering expenses	2,579	710
Other assets	512	531

Total assets	$87,900	$88,293

	As of
(dollars in thousands)	December 31, 2021	December 31, 2020
Liabilities and Equity
Liabilities:
Unpaid losses and loss adjusting expenses	$9,678	$9,861
Unearned premiums	4,393	3,304
Reinsurance balances payable	3	4
Commissions payable to related party	862	646
Notes payable	27,524	28,019
Defined benefit plan	275	444
Accrued expenses	870	686
Related party loan	398	—
Operating lease liability	2,567	2,829
Other liabilities	256	306

Total liabilities	46,826	46,099

Equity:
Accumulated other comprehensive income (loss), net of tax	(576)	(184)
Retained earnings	40,930	41,631
Noncontrolling interest	720	747

Total equity	41,074	42,194

Total liabilities and equity	$87,900	$88,293

Unpaid losses and LAE

Our reserves for unpaid loss and LAE are summarized below (dollars in thousands):

	As of December 31,
(dollars in thousands)	2021	2020
Case reserves	$6,039	$5,248
IBNR reserves	2,715	3,413

Net unpaid loss and LAE	8,754	8,661
Reinsurance recoverable on unpaid loss and LAE	924	1,200

Gross reserves for unpaid loss and LAE	$9,678	$9,861

Actuarial ranges

The selection of the ultimate loss is based on information unique to each line of business and accident year and the judgment and expertise of our actuary and management.

The following table provides case and IBNR reserves for losses and loss adjustment expenses as of December 31, 2021 and 2020.

As of December 31, 2021				Actuarially Determined Range of Estimates
(dollars in thousands)	Case Reserves	IBNR Reserves	Total Reserves	Low	High
Commercial auto liability	$6,014	$2,690	$8,704	$7,605	$8,737
Commercial auto physical damage	25	25	50	13	35

Total net amount	6,039	2,715	8,754	7,618	8,772
Reinsurance receoverables	319	605	924	744	1,119

Total gross amounts	$6,358	$3,320	$9,678	$8,362	$9,891

As of December 31, 2020				Actuarially Determined Range of Estimates
(dollars in thousands)	Case Reserves	IBNR Reserves	Total Reserves	Low	High
Commercial auto liability	$5,187	$3,386	$8,573	$6,669	$8,600
Commercial auto physical damage	61	27	88	52	88

Total net amount	5,248	3,413	8,661	6,721	8,688
Reinsurance receoverables	727	473	1,200	999	1,399

Total gross amounts	$5,975	$3,886	$9,861	$7,720	$10,087

Our actuary determined a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserve process. This range does not represent the range of all possible outcomes. We believe that the actuarially-determined ranges represent reasonably likely changes in the loss and LAE estimates, however actual results could differ significantly from these estimates. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuary reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on his knowledge and judgment. In making these judgments the actuary typically assumed, based on his experience, that the larger the reserve the less volatility and that property reserves would exhibit less volatility than casualty reserves. In addition, when selecting these low and high estimates, the actuary considered:

•	historical industry development experience in our business line;

•	historical company development experience;

•	the impact of court decisions on insurance coverage issues, which can impact the ultimate cost of settling claims;

•	changes in our internal claims processing policies and procedures; and

•	trends and risks in claim costs, such as risk that medical cost inflation could increase.

Our actuary is required to exercise a considerable degree of judgment in the evaluation of all of these and other factors in the analysis of our loss and LAE reserves, and related range of anticipated losses. Because of the level of uncertainty impacting the estimation process, it is reasonably possible that different actuaries would arrive at different conclusions. The method of determining the reserve range has not changed and the reserve range generated by our actuary is consistent with the observed development of our loss reserves over the last few years.

The width of the range in reserves arises primarily because specific losses may not be known and reported for some period and the ultimate losses paid and loss adjustment expenses incurred with respect to known losses may be larger than currently estimated. The ultimate frequency or severity of these claims can be very different than the assumptions we used in our estimation of ultimate reserves for these exposures.

Specifically, the following factors could impact the frequency and severity of claims, and therefore, the ultimate amount of loss and LAE paid:

•	the rate of increase in labor costs, medical costs, and material costs that underlie insured risks;

•	development of risk associated with our expanding producer relationships and our growth in new states or states where we currently have small market share; and

•	impact of changes in laws or regulations.

The estimation process for determining the liability for unpaid loss and LAE inherently results in adjustments each year for claims incurred (but not paid) in preceding years. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development). For the years ended December 31, 2021 and 2020, we experienced favorable development on prior year reserves of $0.9 million and $2.5 million, respectively.

As discussed earlier, the estimation of our reserves is based on several actuarial methods, each of which incorporates many quantitative assumptions. The judgment of the actuary plays an important role in selecting among various loss development factors and selecting the appropriate method, or combination of methods, to use for a given accident year. The ranges presented above represent reasonable variability around the actuarially determined central estimate. The total variability around the midpoint of our actuarially determined range at December 31, 2021 was +/- 8.4%. As shown in the table below, since 2017 the variance in our originally estimated accident year loss reserves has ranged from 25.0% deficient to 34.6 % redundant.

Recent Variabilities of the Liability for Unpaid Loss and LAE, Net of Reinsurance Recoverables

(dollars in thousands)	2017	2018	2019	2020	2021
As originally estimated	$5,466	$7,839	$6,553	$3,836	$4,172
As estimated	6,830	6,701	5,094	2,508	4,172

Net cumulative redundancy (deficiency)	$(1,364)	$1,138	$1,459	$1,328	$—

% redundancy (deficiency)	-25.0%	14.5%	22.3%	34.6%	n/a

The table below summarizes the impact on equity from changes in estimates of unpaid loss and LAE reserves as of December 31, 2021 and 2020 (dollars in thousands):

(dollars in thousands)	Aggregate Loss and LAE	Percentage Change in
Reserve Range for Unpaid Loss and LAE	Reserve	Equity
As of December 31, 2021
Low End	$7,618	2.8%
Recorded	$8,754	0.0%
High End	$8,772	0.0%

As of December 31, 2020
Low End	$6,781	4.5%
Recorded	$8,661	0.0%
High End	$8,688	0.0%

If the loss and LAE reserves were recorded at the high end of the actuarially-determined range as of December 31, 2021, the loss and LAE reserves would increase by $18 thousand before taxes. This increase in reserves would have the effect of decreasing comprehensive income and equity as of December 31, 2021 by $18 thousand. If the loss and LAE reserves were recorded at the low end of the actuarially-determined range, the loss and LAE reserves at December 31, 2021 would be reduced by $1.1 million with corresponding increases in comprehensive income and equity of $1.1 million.

If the loss and LAE reserves were to adversely develop to the high end of the range, approximately $18 thousand of anticipated future payments for the loss and LAE expenses would be required to be paid, thereby affecting cash flows in future periods, as the payments for losses are made.

Investments

Our fixed maturity and equity securities investments are classified as available-for-sale and carried at estimated fair value as determined by management based upon quoted market prices or a recognized pricing service at the reporting date for those or similar investments. Changes in unrealized investment gains or losses on our fixed maturity investments, net of applicable income taxes, are reflected directly in equity as a component of comprehensive income (loss) and, accordingly, have no effect on net income (loss). Changes in fair value of equity securities are recognized as a component of current earnings. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold, or other-than-temporarily impaired.

Fair values of interest rate sensitive instruments may be affected by increases and decreases in prevailing interest rates which generally translate, respectively, into decreases and increases in fair values of fixed maturity investments. The fair values of interest rate sensitive instruments also may be affected by the credit worthiness of the issuer, prepayment options, relative values of other investments, the liquidity of the instrument, and other general market conditions.

At December 31, 2021, our fixed maturity portfolio had net unrealized gains of $0.8 million compared to $1.4 million at December 31, 2020. Most of the decrease in fair value in our fixed maturity portfolio was in municipal bonds and asset-backed securities, which was a result of increases in prevailing interest rates during 2021.

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

The available for sale portfolio contained 4 securities in an unrealized loss position as of December 31, 2021, 2 of which had been in an unrealized loss position for 12 consecutive months or longer and represent $94 thousand in unrealized losses. The available for sale portfolio contained 9 securities in an unrealized loss position as of December 31, 2020, 3 of which had been in an unrealized loss position for 12 consecutive months or longer and represent $145 thousand in unrealized losses. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality and it is believed it will recover the amortized cost basis of the fixed income securities.

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets.

Such investments are broadly diversified and in the aggregate are less than 5% of the Company’s investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the “lock-up” period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days’ advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. The Company also holds an equity investment in Trustar Bank, a related entity.

Since, amongst other qualifying criteria, these other invested assets do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

There were no unfunded commitments as of December 31, 2021. Unfunded commitment was $37 thousand at December 31, 2020 for the CSE Opportunity Fund II, LLC.

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

•	The extent to which the fair value is less than cost,

•	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,

•

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

•	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or

•	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

Asset backed securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cash flows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed income securities in a loss position on December 31, 2021 and 2020, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed income securities in an unrealized loss position were not other-than-temporarily impaired on December 31, 2021 and 2020.

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

•	Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

•

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

•

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

•

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

•

Corporate, Agencies, and Municipal Bonds: The pricing source employs a anti-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

•

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral.

To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborate and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

•

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Deferred policy acquisition costs

Certain direct acquisition costs consisting of commissions, premium taxes and certain other direct underwriting expenses that vary with and are primarily related to the production of business are deferred and amortized over the effective period of the related insurance policies as the underlying policy premiums are earned. At December 31, 2021 and 2020, deferred acquisition costs and the related unearned premium reserves, which does not include ceded unearned premiums, were as follows (dollars in thousands):

	December 31,
(dollars in thousands)	2021	2020
Deferred policy acquisition costs, net	$739	$378
Unearned premium reserves	$4,393	$3,034

The method followed in computing deferred acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, loss and loss adjustment expenses, and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected loss and loss adjustment expenses, may require adjustments to deferred policy acquisition costs. If the estimation of net realizable value indicates that the deferred acquisition costs are not recoverable, they would be written off.

Income taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes arise from the recognition of temporary differences between financial statement carrying amounts and the tax bases of our assets and liabilities. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect of a change in tax rates is recognized in the period of the enactment date.

We had deferred tax assets of $3.2 million as of December 31, 2021 and $3.1 million as of December 31, 2020, which includes the tax effect of ACIC’s net operating loss carry forward of $11.8 million. A valuation allowance is required to be established for any portion of the deferred tax asset for which we believe it is more likely than not that it will not be realized. At December 31, 2021 and at December 31, 2020, we had a valuation allowance of $366 thousand and $221 thousand, respectively, offsetting the full amount of the net deferred tax asset.

We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets.

As of December 31, 2021, and December 31, 2020, we had no material unrecognized tax benefits or accrued interest and penalties. Federal tax years 2019 through 2021 are open for examination.

Other assets

As of December 31, 2021 and 2020, other assets totaled $512 thousand and $531 thousand, respectively. Deferred stock offering and conversion expenses were $2.6 million as of December 31, 2021 and $710 thousand at December 31, 2020.

Right-of-use asset and operating lease liability

We lease three office suites, totaling 9,544 square feet, in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016, and has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The operating lease may be terminated, subject to penalties, effective June 30, 2025. We have an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement. However, we believe it is unlikely that we will exercise our renewal option. In accordance with Topic 842, we have recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, we signed a sublease agreement to sublease 1,961 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on October 1, 2017, expires September 30, 2024, and provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

In 2021, we signed a sublease agreement to sublease 2,048 square feet of our office space in Chevy Chase, Maryland to another company. The sublease commenced on August 1, 2021, expires July 31, 2024, and provides for 4.5% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

We have reduced the amount of the operating lease liability by the net present value of contractually committed future lease income. In addition, we have reduced the value of our Right-of-Use asset to reflect the impact of the subleases, which resulted in reduction to the value of the right-of use asset of $373 thousand and a reduction in the operating lease liability of the same amount. In addition, since our sublease income is less than the pro-rata lease expense, we recognized an impairment charge of $58 thousand in 2020.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2021 and 2020 (dollars in thousands):

	2021
(dollars in thousands)	Operating Lease	Sublease	Net
Right-of-use asset	$3,472	$(373)	$3,099
Accumulatied amortization	(1,021)	151	(870)
Impairment of RoU	(460)	—	(460)

Right-of-use asset, net	$1,991	$(222)	$1,769

Operating lease liability	$2,805	$(238)	$2,567

	2020
(dollars in thousands)	Operating Lease	Sublease	Net
Right-of-use asset	$3,472	$(258)	$3,214
Accumulatied amortization	(859)	79	(780)
Impairment of RoU	(460)	—	(460)

Right-of-use asset, net	$2,153	$(179)	$1,974

Operating lease liability	$3,010	$(181)	$2,829

We had lease expense of $264 thousand and $308 thousand for the years ended December 31, 2021 and 2020, respectively. In addition, we had sublease income of $80 thousand and $47 thousand for the years ended December 31, 2021 and 2020, respectively. Since our per square foot sublease income is less than that of our lease expense, we recorded an impairment expense in 2020. In considering the amount of any impairment, we incorporated estimates of free rent that would be granted to tenants, brokerage commissions, and the cost of anticipated tenant improvements.

On February 28, 2022, we entered into an agreement to sublease the remaining 5,535 square feet of space in Chevy Chase, Maryland. The sublease commenced on Jun 1, 2022, expires on May 31, 2025, and provides for 3.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset. Upon agreeing to this additional sublease, we determined that it was probable that we will exercise our early lease termination option, thereby reducing the term of the lease to June 30, 2025. The new sublease, updated lease term, and updated Right-of-Use impairment calculation resulted in the operating lease liability being reduced to $836 thousand and the Right-of-Use asset being written-off, as we are not anticipating occupying the office space for the remainder of the lease term.

The Company has recently adopted a hybrid work-from-home employment model and anticipates needing less leased office space going forward. As a result, we expect to enter into a new lease for approximately 1,600 square feet of space beginning in the Fall of 2022 which the Company believes will be adequate to accommodate the Company’s existing needs and any increase in workforce in the future.

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2021 and 2020 are as follows (dollars in thousands):

(dollars in thousands)	December 31, 2021	December 31, 2020
Cash paid for leases	$—	$—
Remaining lease term (years)	9.50	10.50
Weighted average annual discount rate	3.50%	3.50%

(dollars in thousands)	December 31, 2021	December 31, 2020
Sum of remaining payments	$3,323	$3,630
Less: imputed interest	518	620

Net present value of remaining payments	2,805	3,010
Less: net present value of sublease rent	238	181

Operating lease liability, net	$2,567	$2,829

Future minimum lease payments for the lease outlined above at December 31, 2021 are as follows (dollars in thousands):

(dollars in thousands)	Minimum Commitments	Sublease Commitments	Net Commitments
2022	314	92	222
2023	322	96	226
2024	330	63	267
2025	339	—	339
2026	347	—	347
Thereafter	1,671	—	1,671

	$3,323	$251	$3,072

Liquidity and Capital Resources

We generate sufficient funds from our operations and maintain a high degree of liquidity in our investment portfolio to meet the demands of claim settlements and operating expenses. The primary sources of funds are premium collections, investment earnings and maturing investments.

We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. We maintain a portion of our investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

Cash flows from continuing operations for the years ended December 31, 2021 and 2020 were as follows (dollars in thousands):

	For the year ended December 31,
(dollars in thousands)	2021	2020
Cash flows provided by (used in) operating activities	$(3,080)	$(1,217)
Cash flows provided by (used in) in investing activities	$6,943	$1,291
Cash flows provided by (used in) financing activities	$(97)	$64

Net increase (decrease) in cash and cash equivalents	$3,766	$138

For the year ended December 31, 2021, cash flows used in operating activities totaled $3.1 million compared to $1.2 million for the year ended December 31, 2020. This decrease in cash flows from operating activities was primarily due to the increase in operating expenses. Cash flows provided by investing activities totaled $6.9 million for the year ended December 31, 2021, compared to $1.3 million provided in 2020, primarily resulting from a reduction in the overall balance of investments and a high-than-normal cash balance through 2021.

Our principal source of liquidity will be dividend payments and other fees received from ACIC and ARM. ACIC is restricted by the insurance laws of District of Columbia as to the amount of dividends or other distributions it may pay to us. Under District of Columbia law, there is a maximum amount that may be paid by ACIC during any twelve-month period. ACIC may pay dividends to us after notice to, but without prior approval of the District of Columbia Department of Insurance, Insurance and Banking in an amount “not to exceed” the lesser of (i) 10% of the surplus as regards policyholders of ACIC as reported on its most recent annual statement filed with the Department, or (ii) the statutory net income of ACIC for the period covered by such annual statement. Dividends in excess of this amount are considered “extraordinary” and are subject to the approval of the Department.

ACIC’s ability to pay dividends is subject to restrictions contained in the insurance laws of District of Columbia, which require that dividends be approved by the District of Columbia Department of Insurance prior to their payment. Prior to its payment of any dividend, ACIC is required to provide notice of the dividend to the Department. This notice must be provided to the Department 30 days prior to the payment of an extraordinary dividend and 10 days prior to the payment of an ordinary dividend. The Department has the power to limit or prohibit dividend payments if ACIC is in violation of any law or regulation. These restrictions or any subsequently imposed restrictions may affect our future liquidity.

The following table summarizes, as of December 31, 2021, our future payments under contractual obligations and estimated claims and claims related payments for continuing operations.

As of December 31, 2021

(dollars in thousands)	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Estimated gross loss & loss adjustment expense payments	$9,678	$5,910	$3,583	$185	$—
Notes payable	28,786	661	1,543	6,190	20,392
Minimum lease obligations	3,322	314	652	685	1,671

Total	$41,786	$6,885	$5,778	$7,060	$22,063

The timing of the amounts of the gross loss and loss adjustment expense payments is an estimate based on historical experience and the expectations of future payment patterns. However, the timing of these payments may vary from the amounts stated above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital reserves.

Quantitative and Qualitative Information about Market Risk

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in the fair value of financial instruments. We have exposure to three principal types of market risk through our investment activities: (i) interest rate risk, (ii) credit risk and (iii) equity risk. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for hedging, trading or speculative purposes.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Fluctuations in interest rates have a direct impact on the fair value of these securities.

The average maturity of the debt securities in our investment portfolio at December 31, 2021, was 3.1 years. Our debt securities investments include U.S. government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, and corporate bonds, most of which are exposed to changes in prevailing interest rates and which may experience moderate fluctuations in fair value resulting from changes in interest rates. We carry these investments as available for sale. This allows us to manage our exposure to risks associated with interest rate fluctuations through active review of our investment portfolio by our management and board of directors.

Fluctuations in near-term interest rates could have an impact on our results of operations and cash flows. Certain of these securities may have call features. In a declining interest rate environment these securities may be called by their issuer and replaced with securities bearing lower interest rates. If we are required to sell these securities in a rising interest rate environment, we may recognize losses.

As a general matter, we attempt to match the durations of our assets with the durations of our liabilities. Our investment objectives include maintaining adequate liquidity to meet our operational needs, optimizing our after-tax investment income, and our after-tax total return, all of which are subject to our tolerance for risk.

The table below shows the interest rate sensitivity of our fixed maturity investments measured in terms of fair value (which is equal to the carrying value for all of our investment securities that are subject to interest rate changes) at December 31, 2021:

(dollars in thousands)	As of December 31, 2021
Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value
200 basis point increase	$1,353	$23,526
100 basis point increase	$777	$22,950
No change	$—	$22,173
100 basis point decrease	$(773)	$21,400
200 basis point decrease	$(1,564)	$20,609

Impact of Inflation

Inflation increases our customers’ needs for property and casualty insurance coverage due to the increase in the value of the property covered and any potential liability exposure. Inflation also increases claims incurred by property and casualty insurers as property repairs, replacements and medical expenses increase. These cost increases reduce profit margins to the extent that rate increases are not implemented on an adequate and timely basis. We establish property and casualty insurance premiums levels before the amount of loss and loss expenses, or the extent to which inflation may impact these expenses, are known. Therefore, we attempt to anticipate the potential impact of inflation when establishing rates. Because inflation has remained relatively low in recent years, financial results have not been significantly affected by it.

Real Estate Held for the Production of Income

ACIC owns 92.3% of ACIC Consolidated Properties, LLC, the intermediate holding company for 717 8th Street, LLC, 2805 M Street, LLC, and 810 5th Street, LLC (“ACIC Properties”). Through its wholly owned subsidiaries, ACIC Properties owns and leases three commercial real estate properties located in the District of Columbia. The properties are leased to tenants and the leases are primarily triple net with 10 to 20-year terms. The operations of ACIC Properties may be considered a separate business segment.

ACIC has determined that ACIC Properties’ commercial leases should be treated as “operating leases” for purposes of GAAP, and operating lease income and expense is recognized on a straight-line basis over the life of the leases.

The properties are comprised of the following as of December 31, 2021 and 2020 (dollars in thousands).

	For the year ended December 31,
(dollars in thousands)	2021	2020	Depreciable lives
Land	$12,000	$12,000
Building and improvements	21,457	21,457	39 years
Leasehold/tenant improvements	906	906	15 years
Furniture, fixtures & equipment	1,081	1,081	7 years

Real estate held for the production of income	35,444	35,444
Accumulated depreciation	(4,523)	(3,758)

Real estate held for the production of income, net	$30,921	$31,686

Depreciation expense for the years ended December 31, 2021 and 2020 was $764 thousand.

810 5th Street, LLC, a wholly owned subsidiary of ACIC Properties, has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of $9.1 million is due at maturity. The loan is secured by the property, held by 810 5th Street LLC, and a replacement reserve of $71 thousand, which is held in escrow, and is not guaranteed by ACIC. The replacement reserve is included in other receivables. The property held by 810 5th Street, LLC is leased to a single tenant, the District of Columbia, on a triple-net basis. The initial term of the lease expires in February 2036, at which time the tenant has an option to extend the term of the lease for an additional five years. Debt service payments equal to 95% of 810 5th Street LLC’s net rental proceeds are due monthly. As of December 31, 2021, and 2020, monthly debt service payments were $117 thousand and $113 thousand, respectively. The mortgage balance outstanding at 810 5th Street, LLC as of December 31, 2021 and 2020 was $23.4 million and $23.8 million, respectively, before netting unamortized finance costs of $1.2 million and $1.3 million, respectively.

In addition to the mortgage at 810 5th Street, LLC, ACIC Properties, through its wholly owned subsidiaries 717 8th Street, LLC and 2805 M Street, LLC, has two commercial lines of credit with the same financial institution that mature in November 2025. The commercial lines of credit are secured by the properties held by 717 8th Street LLC and 2805 M Street LLC and are not guaranteed by ACIC. The properties held by 717 8th Street, LLC and 2805 M Street, LLC are leased to a commercial tenants on a triple-net basis. Interest, which was calculated at what was initially a floating rated based off the 5-year treasury rate, subject to a floor of 4.25%. As of both December 31, 2021 and 2020, the interest rate was 4.25% per annum. As of December 31, 2021 and 2020, monthly debt service payments for these commercial lines of credit were $33 thousand. The outstanding balance on the commercial lines of credit as of December 31, 2021 and 2020 was $5.2 million and $5.5 million, respectively, before netting unamortized finance costs of $28 thousand and $35 thousand, respectively. Finance costs incurred are being amortized over the terms of the commercial lines of credit. Interest expense included $94 thousand of amortized finance costs in each of the years ended December 31, 2021 and 2020.

Deferred rent (on real estate held for the production of income)

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis. Deferred rent as of December 31, 2021 and December 31, 2020 was $2.0 million and $1.7 million, respectively.

Long-term debt maturity is summarized as follows (dollars in thousands):

	December 31,
(dollars in thousands)	2021	2020
Current maturity	$566	$498

Long-term maturity	28,126	28,784
Unamortized finance costs	(1,168)	(1,263)

Long-term maturity, net of unamortized finance costs	26,958	27,521

Notes payable	$27,524	$28,019

Long-term debt maturities at December 31, 2021 were as follows (dollars in thousands):

(dollars in thousands)	2021
2023	$733
2024	810
2025	5,438
2026	752
Thereafter	20,393

Total long-term maturities	28,126
Unamortized finance costs	(1,168)

Long-term maturity, net of unamortized finance costs	$26,958

Future rental income from non-cancelable operating leases for the year ended December 31, 2021 was as follows (dollars in thousands):

(dollars in thousands)	2021
2022	$1,825
2023	2,049
2024	2,114
2025	2,170
2026	2,227
Thereafter	19,097

Future rental income from non-cancellable operating leases	$29,482

In conjunction with the acquisition of the real estate, the following lease assets and liabilities were acquired and are being amortized throughout the remaining terms of the lease as follows (dollars in thousands):

	December 31,
(dollars in thousands)	2021	2020
Acquired leases	$4,831	$4,831
Accumulated amortization, acquired leases	(1,766)	(1,467)

Acquired leases, net of accumulated amortization	$3,065	$3,364

Amortization expense for the years ended December 31, 2021 and 2020 was $299 thousand and $328 thousand, respectively.

In conjunction with the acquisition of the real estate, the following below market leases were acquired and are being offset by rent during the remaining terms of the lease as follows:

	December 31,
(dollars in thousands)	2021	2020
Below market lease	$(134)	$(134)
Rent offset	103	86

	$(31)	$(48)

ITEM 3.	DIRECTORS AND OFFICERS

Overview

Our board of directors is divided into three classes, with approximately one-third of the directors being elected at each annual meeting of shareholders. Ms. Andersen and Mr. Joseph Bracewell have terms of office expiring at the annual meeting to be held in 2022. Mr. Brewer and Mr. Wolfe have terms of office expiring at the annual meeting to be held in 2023. Mr. Patrick Bracewell, Mr. Roumell, and Mr. Hampton have terms of office expiring at the annual meeting to be held in 2024. The current standing committees of our board of directors are: the audit committee; the human capital and compensation committee; the finance and investment committee; the nominating and corporate governance committee; and the strategy and risk committee.

Our executive officers are elected annually by the board of directors and, subject to their respective employment agreements, hold office until their respective successors have been elected or until death, resignation, or termination. Annually, the director nominees are reviewed and proposed by the nominating and governance committee and are selected by the board of directors.

Except for Patrick and Joseph Bracewell, there are no family relationships among any of our directors or executive officers. Joseph Bracewell is Patrick Bracewell’s father.

The table below provides certain information about our current directors and executive officers.

			Term of Office
Name	Position	Age (1)	Start Date (2), (3)	End Date
Patrick J. Bracewell	Director, Chairman, President and Chief Executive Officer	42	Oct-2011	Present
Richard A. Hutchinson	President and Chief Operating Officer of ACIC	62	Jan-2021	Present
Daniel P. McFadden	Treasurer and Secretary and Vice President — Finance of ACIC	59	Oct-2017	May-2022
Michael C. Henke	Interim Principal Financial & Accounting Officer and Treasurer	37	Oct-2021	Present
Brian T. Mancino	Secretary and Vice President — Distribution & Product of ACIC	40	Mar-2013	Present
Michael A. McColley	Vice President — Insurance Operations of ACIC	55	Jun-2017	Present
Joseph R. Niemer	Vice President — Digital Commerce & Technology of ACIC	51	Jan-2021	Present
Shaza L. Andersen	Director	55	Oct-2011	Present
Joseph S. Bracewell, III	Director	74	Mar-2013	Present
Fred L. Brewer	Director	73	Mar-1984	Present
Thomas E. Hampton	Director	63	May-2021	Present
James C. Roumell	Director	60	Sep-2017	Present
Jason K. Wolfe	Director	45	Oct-2011	Present

(1)	Age is as of December 31, 2021
(2)	For executive officers, year in which individual became an employee of ACIC.
(3)	For directors, year in which individual became a trustee of ACIC. All directors of ACIC also became directors of Forge Group, Inc. upon its formation in January 2021.

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. In this regard, we believe experience, qualifications or skills in the following areas are the most important: the insurance industry; insurance company operations; financial reporting and investment expertise; legal/regulatory matters relating to insurance companies; marketing; direct distribution and technology. We seek to select individuals who possess the personal and professional qualifications necessary for service on our board. Set forth below is biographical information for each of our directors:

Patrick J. Bracewell is the Chairman, President, and Chief Executive Officer, a position he has held since Forge Group, Inc. was organized in January 2021. Mr. Bracewell joined ACIC in October 2011 and was elected as Chairman and Chief Executive Officer in 2011. Mr. Bracewell has also served as Chairman and President of

ARM since 2011. Prior to joining ACIC, Mr. Bracewell served as a Vice President in the Insurance Investment Banking Group at FBR Capital Markets, a middle-market investment banking firm. Mr. Bracewell holds an A.B. degree from Bowdoin College and has extensive experience with U.S. and Bermuda insurance and reinsurance companies. Mr. Bracewell was selected to serve on our board of directors because of his business, executive, operational and financial experience with property and casualty insurance companies.

Shaza L. Andersen has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a trustee of ACIC since October 2011. Ms. Andersen serves as the founder and Chief Executive Officer of Trustar Bank, the first Virginia based bank to be chartered in over a decade. Previously, Ms. Andersen served as the Vice Chair of the Board of Sandy Spring Bank. Prior thereto, Ms. Andersen founded and served as Chief Executive Officer of WashingtonFirst Bank, a wholly owned subsidiary of WashingtonFirst Bankshares, Inc. Ms. Andersen serves on the FDIC Advisory Committee on Community Banking. She is also a past member of the Federal Home Loan Bank of Atlanta, where she was the Vice Chair of the Corporate Governance Committee and a member of the Housing Committee and also served on the Treasury Board of the Commonwealth of Virginia.

Joseph S. Bracewell, III has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a trustee of ACIC since March 2013. Mr. Bracewell is Chairman of Trustar Bank and previously served as chairman of WashingtonFirst Bank from its inception in 2004 until its merger with Sandy Spring Bank in 2018. From 2002 through 2012, he was a partner in the law firm of McKee Nelson LLP and its successor firm of Bingham McCutchen LLP. Mr. Bracewell is a former director and vice chairman of the Federal Home Loan Bank of Atlanta, and a former director of the Independent Bankers Association of America. Mr. Bracewell graduated from Harvard University with an A.B. in applied mathematics and holds an M.B.A. from Stanford University, a JD from American University, and is a Chartered Financial Analyst.

Fred L. Brewer has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a trustee of ACIC since March 1984. Mr. Brewer previously served as Chairman of ACIC until 2011 and was President of ACIC until November 2014. Mr. Brewer has significant experience in underwriting, legal, claims, and insurance company operations. Mr. Brewer was also the Chairman and President of ARM until 2011. Before joining ACIC, Mr. Brewer served as Deputy Superintendent and Actuary of the District of Columbia Department of Insurance, Securities and Banking where he was responsible for the regulation of property and casualty insurance rates, rules and policy forms, assigned risk plans, statistical bureaus, and insurance consumer complaints. Mr. Brewer received his B.S. from Southeast Missouri State University and is a licensed insurance producer.

Thomas E. Hampton has served as a director of Forge Group, Inc. and a trustee of ACIC since May 2021. Mr. Hampton is currently a Principal with TE Hampton Consulting, an insurance regulatory consulting firm. Previously, Mr. Hampton was a Senior Advisor at Dentons LLP, a multi-national law firm, in the firm’s insurance practice. Mr. Hampton advises insurance companies, as well as financial services companies, on general regulatory matters, insurance product filings, as well as market conducts issues and financial regulatory matters, including examination, insurance statutory accounting standards and financial reporting procedures. Mr. Hampton also provides information and advice on insurance regulatory concerns to non-insurance company clients operating in the insurance industry. Mr. Hampton has advised clients on regulatory requirements related to insurance agency, insurance company, captive insurance, and risk retention group licensing issues. Mr. Hampton has also advised clients with life and health policy form filings. Mr. Hampton previously held the position of Commissioner for the District of Columbia Department of Insurance, Securities and Banking, a role in which, most recently, he was responsible for providing oversight and direction of the agency that regulates all financial services industries in the District of Columbia. Mr. Hampton also managed the captives and risk retention group division and assisted in the development of the regulatory procedures for these entities in the District of Columbia. Mr. Hampton participated in several leadership positions at the NAIC and NASAA committees and working groups dealing with financial regulatory issues, life insurance, as well as suitability and supervision of broker-dealer firms and their representatives. Mr. Hampton has his BBA in Accounting from North Carolina Central University and his M.B.A. from St. John’s University in New York.

James C. Roumell has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a trustee of ACIC since September 2017. Mr. Roumell is a Founder, Partner, and Portfolio Manager of Roumell Asset Management, LLC (“RAM”), an investment adviser. RAM serves as the investment advisor for Roumell Opportunistic Value Fund (RAMSX). Before founding Roumell Asset Management, Inc. in 1998, he was a Registered Principal at Raymond James Financial Services, Inc. Mr. Roumell is a graduate of Wayne State University in Detroit, MI.

Jason K. Wolfe has been a director of Forge Group, Inc. since its organization in January 2021 and has served as a trustee of ACIC since October 2011. Mr. Wolfe is the President and Chief Executive Officer of Mutual Capital Investment Advisors, LLC (“MCIA”), which serves as the investment adviser for Mutual Capital Investment Fund, LP (“MCIF”), an investment fund that is focused principally on providing capital to mutual insurance companies in the U.S. property and casualty insurance segment. Mr. Wolfe is also a founder and Managing Member at Arbor Hills Asset Management, LLC (“Arbor Hills”), a private investment firm. Prior to founding Arbor Hills, Mr. Wolfe served as a Managing Director at Paragon Capital Group, LLC (“Paragon”), a merchant banking firm that advises and provides growth capital to middle-market businesses in various industries including financial institutions, insurance, real estate, and diversified industrials. Mr. Wolfe joined Paragon in 2010 and specialized in providing merger and acquisition advisory and capital raising services for insurance companies and other financial services businesses. During his career, Mr. Wolfe has advised numerous publicly traded and privately held stock companies as well as mutual insurance companies and reciprocal exchanges. Mr. Wolfe has a B.S. in chemical engineering from Case Western Reserve University. Mr. Wolfe has significant experience advising leading insurance businesses on such matters as capital raising, mergers, acquisitions, and growth initiatives.

Executive Officers

We believe that our executive officers and senior staff play a critical role in the success of our business. A brief description of each of our executive directors other than Patrick J. Bracewell and his or her business experience for at least the last five years is set forth below.

Richard A. Hutchinson is the President and Chief Operating Officer of ACIC. Mr. Hutchinson joined ACIC in January 2021. Prior to joining ACIC, Mr. Hutchinson was President of Hagerty Insurance Agency, a specialty insurance business focused on classic cars. Prior to serving as President of Hagerty, Mr. Hutchinson spent 29 years at Progressive, where he served in various leadership positions. Mr. Hutchinson holds an M.B.A. from University of Chicago and a B.A. from Yale University.

Daniel P. McFadden is the Treasurer and Secretary and Vice President — Finance and Controller of ACIC. Mr. McFadden joined ACIC in October 2017 and served as Controller until May 2019 when he was appointed Vice President. Prior to joining ACIC, Mr. McFadden was Controller and Director of Finance at Maksin Management Corporation from 2009 to 2015, during which time the company became a subsidiary of AIG, and was Vice President of Accounting at Global Indemnity, Ltd, a publicly traded specialty commercial property and casualty insurance group, from 2003 to 2009. Mr. McFadden is a licensed Certified Public Accountant and a Certified Property Casualty Underwriter. Mr. McFadden is a graduate of Penn State University with a B. S. in Accounting and a M. S. in Finance from Drexel University. As previously reported by the Company, Mr. McFadden resigned from the Company and its subsidiaries effective May 25, 2022 for personal reasons and there were no disagreements between Mr. McFadden and the Company. His departure was not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices.

Michael C. Henke was the Senior Financial Reporting Manager of ACIC and assumed Mr. McFadden’s duties upon his departure. Mr. Henke now serves as Interim Principal Financial and Accounting Officer and Treasurer until Mr. McFadden’s permanent successor is named. Prior to joining ACIC in October 2021, Mr. Henke was a

Manager at Strohm Ballweg, LLP, a public accounting firm providing accounting, audit, and tax services to the insurance industry. Mr. Henke is a licensed Certified Public Accountant and is a graduate of the University of Wisconsin-Whitewater with a B.S. in Accounting and Finance.

Brian T. Mancino is the Secretary and the Vice President — Distribution & Product of ACIC. Mr. Mancino joined ACIC in March 2013 and was appointed to Vice President in May 2019. Prior to joining ACIC, Mr. Mancino was an Analyst at Ramsey Asset Management, LLC, an institutional alternative investment firm. Mr. Mancino holds both a B.S. degree and a M.S. degree of Accountancy from Miami University (Ohio) and is a Chartered Financial Analyst and was a former licensed Certified Public Accountant.

Michael A. McColley is the Vice President — Insurance Operations of ACIC. Mr. McColley joined ACIC in June 2017 and was appointed to Vice President in May 2019. Prior to such appointment, Mr. McColley served as Director of Claims. Prior to joining ACIC, Mr. McColley served as Associate Director — Claims for Nationwide Mutual Insurance Company. Mr. McbraColley has 29 years of claims experience in the insurance industry. Mr. McColley has a B.A. in History from Virginia Commonwealth University.

Joseph R. Niemer is the Vice President — Digital Commerce & Technology of ACIC. Mr. Niemer joined ACIC in January 2021. Prior to joining ACIC, Mr. Niemer was Vice President of Digital Commerce & Valuation at Hagerty Insurance Agency from 2009 to 2019 and was Manager — Business Analysis at Blue Cross Blue Shield of Michigan from 2002 to 2009. Mr. Niemer holds a B.A. from the University of Michigan.

Executive Compensation

Summary compensation table

The following table shows the annual compensation information for the three most highly compensated persons who were executive officers or directors of ACIC during the year ended December 31, 2021.

Name	Capacities in which compensation was received (e.g., Chief Executive Officer, directors, etc.)	Cash Compensation (1)	Other Compensation (2)	Total Compensation
Patrick J. Bracewell	Chairman, President and Chief Executive Officer	$251,792	$27,095	$278,887
Richard A. Hutchinson	President and Chief Operating Officer of ACIC	$400,000	$25,565	$425,565
Michael A. McColley	Vice President — Insurance Operations of ACIC	$206,864	$28,180	$235,044

(1)	Includes salary, director’s fees, and bonus and other cash incentive payments.
(2)	All other compensation consists of the following: (i) company portion of health, dental, life, disability and vision insurance premiums and (ii) 401(k) company matching contributions.

Employment agreements

In connection with the conversion and the offerings, we entered into an employment agreement with Patrick Bracewell. The employment agreement provides for a base salary of not less than $400,000, subject to annual increases as determined each year by the Board of Directors. Pursuant to the employment agreement, Mr. Bracewell is eligible to participate in all employee benefit programs of the Company as then in effect. The employment agreement extends for a term of three years that automatically renews for an additional year at each anniversary of the completion of the conversion and the offering unless notice of non-extension is given by the Board of Directors or Mr. Bracewell at least 90 days prior to each such anniversary.

In the event Patrick Bracewell is terminated by the Company without just cause or terminates his employment voluntarily for good reason, he will be entitled to continuation of his then current base salary (payable in monthly installments) for the greater of (i) twenty-four months, or (ii) the remaining term of the employment agreement. Mr. Bracewell would also be entitled to a pro rata payment of the current year’s annual incentive payment (based on the portion of the year completed) and a lump sum payment equal to two times the average of the two most recent annual incentive payments received by Mr. Bracewell. If Mr. Bracewell elects health continuation coverage under COBRA, the Company will pay or reimburse Mr. Bracewell for the monthly premium paid by Mr. Bracewell for himself and his enrolled spouse and dependents, less any amount he would be required to contribute if he were still an active employee of the Company. Such payment or reimbursement will continue until the earliest of (x) the eighteen-month anniversary of his termination date, (y) the date on which he is no longer eligible to receive COBRA continuation coverage, and (z) the date on which he receives substantially similar coverage from another employer or other source. In the event of the death of Patrick Bracewell, his legal representative is entitled to receive his current base salary paid though the end of the month of the date of his death. In the event of disability of Patrick Bracewell (as defined in the employment agreement), the Company shall continue to pay his then current base salary and any annual compensation until the earlier of (i) the termination of his employment by the Company or (ii) the end of the term of the employment agreement. If Mr. Bracewell is receiving disability payments, then the Company may offset for any disability income payments Mr. Bracewell is receiving.

Pursuant to the employment agreement, Mr. Bracewell is subject to noncompetition provisions during the term of employment and during a 24-month period thereafter.

The employment agreement requires the Company to cover and insure the executive under the insurance maintained to indemnify directors or officers of the Company. In the event of a dispute regarding a termination of employment and payment of severance, the Company shall pay reasonable costs, including attorney’s fees, of Mr. Bracewell, providing he prevails in such action.

Equity Compensation

In connection with the offering, on March 11, 2022, we granted options to purchase 190,000 shares to certain of our executive officers. As of May 31, 2022, there were options to purchase 180,000 shares outstanding. The following table sets forth the number of options to purchase shares of our common stock that were awarded upon the closing of the offering and were outstanding as of May 31, 2022:

Name	Title	Equity Award

Patrick J. Bracewell	Chairman and Chief Executive Officer	Options to purchase 50,000 shares (1)
Richard A. Hutchinson	President and Chief Operating Officer of ACIC	Options to purchase 100,000 shares (2)
Joseph R. Niemer	Vice President — Digital Commerce & Technology of ACIC	Options to purchase 10,000 shares (3)
Michael A. McColley	Vice President — Insurance Operations of ACIC	Options to purchase 10,000 shares (3)
Brian T. Mancino	Vice President — Distribution & Product of ACIC	Options to purchase 10,000 shares (3)

(1)	The options have an exercise price equal to $10.00 and vest in equal annual installments over a seven-year period on March 11 of each year.
(2)

The options have an exercise price equal to $10.00. 50,000 options vest in equal annual installments over a five-year period on March 11 of each year. The remaining 50,000 options vest pursuant to reaching performance milestones that are based on growth in our book value per share and ACIC achieving an A- financial strength rating from A.M. Best.

(3)	The options have an exercise price equal to $10.00 and vest in equal annual installments over a seven-year period on March 11 of each year.

In addition, in connection with the offering, on March 11, 2022, we granted 15,000 shares of restricted stock to our non-employee directors. We awarded each non-employee director 1,000 shares of restricted stock, except our lead director, Jason Wolfe, who was awarded 10,000 shares of restricted stock. All of such shares of restricted stock will vest one year from the date of grant, or March 11, 2023, except the shares of restricted granted to Jason Wolfe, which will vest in equal installments over a five-year period.

Employee stock ownership plan (“ESOP”)

In connection with the offering, the ESOP purchased 202,950 shares, or 9.9% of the common stock issued in the offering. The ESOP borrowed $2.0 million at an interest rate of 2.14% from the Company to fund the purchase of these shares and will make annual contributions to the ESOP sufficient to repay that loan. It is anticipated that ACIC will reimburse the Company for annual contributions to the ESOP.

Director compensation

In 2021, the total compensation paid to the trustees of ACIC as a group was $192,500. Each of the non-employee trustees of ACIC receive an annual retainer of $30,000 and our lead director, Jason Wolfe, receives an annual retainer of $50,000. Following the completion of the offerings, each non-employee director will continue to receive an annual retainer of $30,000, and our lead director, Jason Wolfe, will continue to receive an annual retainer of $50,000. Commencing March 11, 2023, each director will be granted 1,000 shares of restricted stock annually, except our lead director, who will be granted 1,500 shares of restricted stock annually.

ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth, as of May 31, 2022, certain information with respect to the beneficial ownership of shares of our Common Stock by (i) each of our directors, (ii) each of our executive officers, (iii) our directors and executive officers as a group, and (iv) each stockholder known by us to be the beneficial owner of more than 5% of our outstanding Common Stock.

Name of Beneficial Owner (1)	Common Stock Shares Beneficially Owned	% of Common Stock Class (2)	Series A Preferred Shares Beneficially Owned	% of Series A Preferred Class (3)	Common Stock Shares Beneficially Owned Upon Conversion of Series A Preferred (4)	Total Common Stock Shares Beneficially Owned Including Shares Issuable Upon Conversion of Series A Preferred	Total % Beneficial Owhership Including Shares Issuable Upon Conversion of Series A Preferred (5)

Directors and Officers
Patrick J. Bracewell (6)	97,217	4.7%	401,500	73.0%	334,583	431,800	17.2%
Joseph S. Bracewell, III (7)	97,371	4.7%	115,500	21.0%	96,250	193,621	7.7%
Jason K. Wolfe (8)	15,000	0.7%	—	0.0%	—	15,000	0.6%
Fred L. Brewer	25,000	1.2%	—	0.0%	—	25,000	1.0%
Shaza L. Andersen	19,975	1.0%	—	0.0%	—	19,975	0.8%
James C. Roumell	7,500	0.4%	—	0.0%	—	7,500	0.3%
Thomas E. Hampton	2,500	0.1%	—	0.0%	—	2,500	0.1%
Richard A. Hutchinson	50,025	2.4%	—	0.0%	—	50,025	2.0%
Daniel P. McFadden	15,000	0.7%	—	0.0%	—	15,000	0.6%
Brian T. Mancino	10,000	0.5%	—	0.0%	—	10,000	0.4%
Michael A. McColley	500	0.0%	—	0.0%	—	500	0.0%
Joseph R. Niemer	6,500	0.3%	—	0.0%	—	6,500	0.3%
Directors and Officers as a Group	346,587	16.9%	517,000	94.0%	430,833	777,420	31.0%

Five Percent (5%) Shareholders
Mutual Capital Investment Fund, LP (9)	556,335	27.1%	—	0.0%	—	556,335	22.2%
Forge Group, Inc. Employee Stock Ownership Trust	202,950	9.9%	—	0.0%	—	202,950	8.1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Based upon 2,050,000 shares of common stock outstanding as of May 31, 2022.
(3)	Based upon 550,000 shares of Series A Preferred Stock outstanding as of May 31, 2022.
(4)	Based upon 458,333 shares of common stock issuable upon conversion of 550,000 shares of Series A Preferred Stock.
(5)	Based upon (i) 2,050,000 shares of common stock outstanding as of May 31, 2022 and (ii) 458,333 shares of common stock issuable upon conversion of 550,000 shares of Series A Preferred Stock.
(6)	Based on Patrick J. Bracewell’s beneficial interest in securities held directly and by the following affiliates: (i) MCW Holdings, Inc. and (ii) Bracewell Trustar Investment Partnership.
(7)	Based on Joseph S. Bracewell, III’s beneficial interest in securities held directly and by the following affiliates: (i) MCW Holdings, Inc. and (ii) Bracewell Trustar Investment Partnership.
(8)	Does not include those shares owned by Mutual Capital Investment Fund, LP.
(9)	Mutual Capital Investment Fund, LP is an investment fund managed by Mutual Capital Investment Advisors, LLC, of which Jason Wolfe is the Chief Executive Officer.

ITEM 5.	INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

American Risk Management, Inc.

American Risk Management, Inc. is the controlling producer of ACIC under a nonexclusive agency agreement between ACIC and ARM. ARM receives a commission of 18.3% of substantially all premiums collected by ACIC that are produced by ARM or ARM’s independent insurance agent sub-producers. ARM and ACIC have a cost-sharing agreement whereby ARM utilizes a portion of ACIC’s office space and has the use of one of ACIC’s employees to assist in performing its insurance agency functions. ARM reimburses ACIC for 10% of certain shared resources, office expenses, and shared personnel.

As of December 31, 2021, ARM was a wholly owned subsidiary of MCW Holdings, Inc. Patrick Bracewell and Joseph Bracewell own 94% of the outstanding capital stock of MCW Holdings, Inc. We have entered into a stock purchase agreement with MCW Holdings, Inc. to acquire all of the outstanding capital stock of American Risk Management, Inc. (“ARM”) concurrently with the completion of the conversion and the offerings. In connection with the acquisition of ARM, we will assume $1.4 million of ARM’s outstanding debt and issue to MCW Holdings, Inc. 550,000 shares of our Series A 8.5% cumulative convertible preferred stock (“Series A Preferred Stock”). The Company completed the acquisition of ARM on March 11, 2022. See Item 1. Business –Agency Acquisition and Item 6. Other Information – Completion of Offering, Conversion and Agency Acquisition for more detailed information concerning the acquisition of ARM.

Trustar Bank

In March 2019, ACIC invested $250 thousand in the ownership units, consisting of common stock and warrants, of Trustar Bank (“Trustar”), a newly formed Virginia bank. Joseph S. Bracewell, III serves as Chairman of Trustar and Shaza L. Andersen serves as a director and Chief Executive Officer of Trustar. Both Mr. Joseph Bracewell and Ms. Andersen are members of the board of directors of the Company and ACIC.

Limitations of Liability and Indemnification Matters

Our articles of incorporation and bylaws, as they will be in effect upon the closing of this offering, will limit the liability of our directors to the fullest extent permitted by the PBCL and provide that we will indemnify our officers and directors to the fullest extent permitted by the PBCL.

We also maintain director and officer liability insurance.

ITEM 6.	OTHER INFORMATION

6.01 Changes in Issuer’s Certifying Accountant

(a) Previous independent registered public accounting firm declines to stand for reappointment

The consolidated financial statements included in the Company’s Form 1-A as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, had been audited by Johnson Lambert, LLP, an independent registered public accounting firm, as stated in their reports appearing therein. On August 9, 2021, Johnson Lambert notified the Company that it was declining to stand for reappointment and would not audit the Company’s financial statements for the year ending December 31, 2021.

Johnson Lambert’s report on the financial statements for those two-year periods did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the fiscal years ended December 31, 2020 and December 31, 2019, and the subsequent interim period through August 9, 2021, there were (i) no disagreements between the Company and Johnson Lambert on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Johnson Lambert’s satisfaction, would have caused Johnson Lambert to make reference thereto in their reports on the financial statements for such periods, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions.

The Company provided Johnson Lambert with a copy of the disclosures it is making in this Annual Report on Form 1-K and requested that Johnson Lambert furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of Johnson Lambert’s letter dated June 6, 2022, is filed as Exhibit 9.1 hereto.

(b) Engagement of new independent registered public accounting firm

On December 13, 2021, Crowe LLP, was appointed to serve as the Company’s new independent registered public accounting firm for the fiscal year ending December 31, 2021. Crowe’s appointment was approved by the Audit Committee of the Company’s Board of Directors.

During the fiscal year ended December 31, 2021, and the subsequent interim period through May 31, 2022, neither the Company nor anyone acting on its behalf has consulted with Crowe regarding any of the matters described in Items 304(a)(2)(i) and (ii) of Regulation S-K and the related instructions.

6.02 Completion of Offering, Conversion and Agency Acquisition

As described elsewhere in this report, on March 11, 2022, the Company completed the sale of 2,050,000 shares of common stock at $10.00 per share for a total gross offering of $20,500,000, thereby completing the conversion of ACIC from mutual form to stock form. Following the conversion, ACIC became a wholly owned subsidiary of the Company. Pursuant to the amended and restated plan of conversion, upon completion of the conversion and the offering, ACIC distributed $4,594 in cash to each of the eligible members. In addition, on March 11, 2022, pursuant to a stock purchase agreement with MCW Holdings, Inc., the Company completed the acquisition of all the outstanding capital stock ACIC’s affiliated agency, American Risk Management, Inc. Pursuant to the stock purchase agreement, the Company assumed $1,400,000 of ARM’s outstanding debt and issued to MCW Holdings, Inc. 550,000 shares of the Company’s Series A 8.5% cumulative convertible preferred stock.

ITEM 7.	FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Amalgamated Casualty Insurance Company

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets (As of December 31, 2021 and 2020)

Consolidated Statements of Operations and Comprehensive Income (Loss) (Years ended December 31, 2021 and 2020)

Consolidated Statements of Equity (Years ended December 31, 2021 and 2020)

Consolidated Statements of Cash Flows (Years ended December 31, 2021 and 2020)

Notes to Consolidated Financial Statements (As of December 31, 2021 and for the two years ended December 31, 2021)

Audited Consolidated Financial Statements of American Risk Management, Inc.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets (As of December 31, 2021 and 2020)

Consolidated Statements of Operations and Comprehensive Income (Loss) (Years ended December 31, 2021 and 2020)

Consolidated Statements of Equity (Years ended December 31, 2021 and 2020)

Consolidated Statements of Cash Flows (Years ended December 31, 2021 and 2020)

Notes to Consolidated Financial Statements (As of December 31, 2021 and for the two years ended December 31, 2021)

ITEM 8.	EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Amended and Restated Articles of Incorporation of Forge Group, Inc.**

2.2	Bylaws of Forge Group, Inc.**

3.1	Amended and Restated Amalgamated Casualty Insurance Company Plan of Conversion from Mutual to Stock Form adopted February 3, 2021.**

3.2	Form of Stock Certificate of Forge Group, Inc.**

3.3	Statement with Respect to Shares for Series A 8.5% Cumulative Convertible Preferred Stock of Forge Group, Inc.**

4.1	Stock Order Form and Instructions**

6.1	Forge Group, Inc. 2021 Stock Incentive Plan**

6.2	Form of Non-Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**

6.3	Form of Qualified Stock Option Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**

6.4	Form of Restricted Stock Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan**

6.5	Automobile Excess of Loss Reinsurance Contract dated June 1, 2020, between Amalgamated Casualty Insurance Company, Swiss Reinsurance America Corporation, Renaissance Reinsurance US, Inc. and Odyssey Reinsurance Company**

6.6	Forge Group, Inc. Employee Stock Ownership Plan**

6.7	Employment Agreement dated January 5, 2022, between Forge Group, Inc., Amalgamated Casualty Insurance Company and Patrick J. Bracewell**

6.8	Form of Restricted Stock Unit Award Agreement under the Forge Group, Inc. 2021 Stock Incentive Plan.**

7.1	Stock Purchase Agreement dated April 7, 2021, between Amalgamated Specialty Group, Inc. and MCW Holdings, Inc.**

8.1	Form of Escrow Agreement among Griffin Financial Group, LLC, Amalgamated Casualty Insurance Company, Forge Group, Inc., and Computershare Trust Company, N.A.**

9.1	Johnson Lambert LLP letter dated June 7, 2022

11.1	Consent of Crowe LLP

**	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):	Forge Group, Inc.

This report has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Patrick J. Bracewell
Title:	Patrick J. Bracewell Chief Executive Officer (Principal Executive Officer)
(Date):	June 9, 2022

By:	/s/ Michael Henke
Title:	Michael C. Henke Interim Principal Financial and Accounting Officer (Principal Financial Officer, Principal Accounting Officer)
(Date):	June 9, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick J. Bracewell	Chairman, President and Chief Executive Officer, Director	June 9, 2022
Patrick J. Bracewell

/s/ Shaza L. Andersen	Director	June 9, 2022
Shaza L. Andersen

/s/ Fred L. Brewer	Director	June 9, 2022
Fred L. Brewer

/s/ Jason K. Wolfe	Director	June 9, 2022
Jason K. Wolfe

INDEPENDENT AUDITOR’S REPORT

Board of Directors and Policyholders

Amalgamated Casualty Insurance Company and Subsidiaries

Opinion

We have audited the consolidated financial statements of Amalgamated Casualty Insurance Company and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related statements of operations and comprehensive income, equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2020, were audited by other auditors, who expressed an unmodified opinion on those statements on May 21, 2021.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the consolidated financial statements are available to be issued.

F1

(Continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Required Supplementary Information

Accounting principles generally accepted in the United States of America require that the incurred and paid claims development information for the periods ended December 31, 2011 through December 31, 2020 on pages 33-34 and the average annual claims payout as of December 31, 2021 on page 35 be presented to supplement the basic consolidated financial statements. Such information is the responsibility of management and, although not part of the basic consolidated financial statements, is required by the Financial Accounting Standards Board, who considers it to be an essential part of financial reporting for placing the basic consolidated financial statements in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplemental information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management’s responses to our inquiries, the basic consolidated financial statements, and other knowledge we obtained during our audit of the basic consolidated financial statements. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

Crowe LLP

Fort Lauderdale, Florida

May 26, 2022

F2

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 and 2020

	2021	2020
Assets
Investments and cash:
Fixed maturity securities, at fair value (amortized cost—$21,403,981 and $30,162,556, at December 31, 2021 and 2020, respectively)	$22,173,342	$31,526,605
Redeemable preferred stock, at fair value	1,320,173	1,388,655
Perpetual preferred stock, at fair value	1,148,790	597,432
Common stock, at fair value	1,747,168	1,373,925
Other invested assets	5,773,405	3,593,207
Real estate held for the production of income, net	30,921,206	31,686,171
Cash and cash equivalents	7,925,721	4,175,424
Restricted cash	194,348	179,507

Total investments and cash	71,204,153	74,520,926
Accrued investment income	216,215	255,494
Premium and reinsurance balances receivable	4,637,294	3,544,854
Ceded unearned premiums	243,799	124,670
Reinsurance balances recoverable on unpaid losses	923,240	1,199,729
Deferred policy acquisition costs, net of premium deficiency reserve	739,254	378,225
Deferred rent	2,011,088	1,690,136
Leases in place	3,065,397	3,363,631
Right-of-use asset, net	1,768,894	1,973,887
Prepaid stock offering expenses	2,578,986	710,093
Other assets	511,424	531,001

Total assets	$87,899,744	$88,292,646

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$9,677,705	$9,860,762
Unearned premium	4,392,781	3,303,740
Reinsurance balances payable	2,654	4,189
Accrued expenses	869,802	686,128
Commissions payable to related party	862,327	646,536
Notes payable	27,524,112	28,019,224
Defined benefit plan unfunded liability	275,203	444,047
Related party loan	397,810	—
Operating lease liability, net	2,566,718	2,828,529
Other liabilities	256,307	305,191

Total liabilities	46,825,419	46,098,346

Equity:
Accumulated other comprehensive loss, net of tax	(575,721)	(184,142)
Policyholder equity	40,929,755	41,631,652
Non-controlling interest	720,291	746,790

Total equity	41,074,325	42,194,300

Total liabilities and equity	$87,899,744	$88,292,646

See notes to consolidated financial statements.

F3

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Revenues
Net premiums earned	$7,908,743	$8,133,452
Income from real estate held for investment	2,158,585	2,064,497
Net investment income	1,171,449	1,446,781
Net realized investment gains (losses)	378,893	(14,820)
Net unrealized gains on equity securities	862,127	814,191
Service fee income	51,367	66,656
Gain on extinguishment of related party loan	—	400,306
Other income	1,256	1,580

Total revenues	12,532,420	12,912,643

Expenses
Losses and loss adjustment expenses	5,167,137	2,683,939
Policy acquisition costs and other operating expenses	3,592,479	2,334,896
Related party commissions incurred	1,670,095	1,094,089
Depreciation and amortization	1,085,769	1,110,597
Real estate operating expense	168,370	141,796
Interest expense on debt	1,312,081	1,314,108
Lease expense	264,098	307,900
Sublease income	(79,908)	(47,138)
Other expenses	(23,396)	285,422

Total expenses	13,156,725	9,225,609

(Loss) income before income taxes	(624,305)	3,687,034
Income tax expense (benefit)
Deferred income tax expense (benefit)	104,091	(145,765)

Total income tax benefit (expense)	104,091	(145,765)

Net (loss) gain	(728,396)	3,832,799

Net loss attributable to non-controlling interest	26,499	37,181

Net (loss) gain attributable to Amalgamated	(701,897)	3,869,980

Other comprehensive income (loss), net of tax
Unrealized gains and losses on investments:
Unrealized holding (losses) gains on AFS securities arising during the period, net of income tax (benefit) expense of ($106,546) and $100,520, respectively	(400,816)	339,768
Reclassification adjustment for losses (gains) included in net income, net of income tax (benefit) expense of $5,433 and ($5,101), respectively	(20,439)	19,190
Defined benefit plan, net of income tax expense of $7,888 and $50,345, respectively	29,676	189,395

Total other comprehensive (loss) income	(391,579)	548,353

Comprehensive (loss) income	$(1,119,975)	$4,381,152

See notes to consolidated financial statements.

F4

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 31, 2021 and 2020

	Policyholder equity	Accumulated other comprehensive (loss) income	Non-controlling interest	Total equity
Balance January 1, 2020	$37,761,672	$(732,495)	$783,971	$37,813,148
Net gain attributable to Amalgamated	3,869,980	—	—	3,869,980
Unrealized holding gains on AFS securities arising during the period, net	—	339,768	—	339,768
Reclassification adjustment for losses included in net income	—	19,190	—	19,190
Defined benefit plan, net of income tax expense	—	189,395	—	189,395
Net loss attributable to non-controlling interest	—	—	(37,181)	(37,181)

Balance December 31, 2020	41,631,652	(184,142)	746,790	42,194,300

Net loss attributable to Amalgamated	(701,897)	—	—	(701,897)
Unrealized holding losses on AFS securities arising during the period, net	—	(400,816)	—	(400,816)
Reclassification adjustment for gains included in net income	—	(20,439)	—	(20,439)
Defined benefit plan, net of income tax expense	—	29,676	—	29,676
Net loss attributable to non-controlling interest	—	—	(26,499)	(26,499)

Balance December 31, 2021	$40,929,755	$(575,721)	$720,291	$41,074,325

See notes to consolidated financial statements.

F5

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net (loss) gain attributable to Amalgamated	$(701,897)	$3,869,980
Adjustments to reconcile net (loss) gain to net cash provided by operating activities:
Net realized capital (gain) loss on investments	(378,893)	14,820
Gain on extinguishment of related party loan	—	(397,810)
Net unrealized gains on equity securities	(862,127)	(814,191)
Depreciation of property and equipment	764,965	764,965
Deferred income taxes, net	104,091	(145,765)
Net amortization of premiums and discounts on investments	81,987	(88,266)
Amortization on acquired leases and finance costs	298,234	327,646
Interest expense	(2,978)	790
Non-controlling interest	(26,499)	(37,181)

Changes in assets and liabilities which provided (used) cash:
Premiums and agents’ balances receivable	(1,092,443)	1,884,750
Deferred policy acquisition costs	(361,029)	(159,766)
Ceded unearned premiums	(119,129)	86,865
Reinsurance balances payable	(1,535)	(112,547)
Reinsurance balances recoverable on unpaid losses	276,489	(366,729)
Accrued investment income	39,279	25,852
Deferred rent	(320,952)	(242,413)
Leases in place	298,234	379,690
Right-of-use asset, net	204,993	217,613
Prepaid stock offering expenses	(1,868,893)	(710,093)
Other assets	19,577	(45,223)
Unpaid losses and loss expenses	(183,057)	(2,554,016)
Unearned premiums	1,089,041	(2,157,734)
Accrued expenses and other liabilities	(160,466)	(360,626)
Commissions payable to related parties	215,791	(310,715)
Operating lease liability	(261,811)	(150,165)
Defined benefit plan	(131,280)	(136,441)

Net cash used in operating activities	(3,080,308)	(1,216,710)

Cash flows from investing activities:
Purchases of:
Fixed maturity securities and redeemable preferred stock, available for sale	(1,996,787)	(1,364,716)
Common stock and perpetual preferred stock	(831,344)	(867,637)
Other invested assets	(1,988,905)	(181,896)
Proceeds from sales, maturities and calls of:
Fixed maturity securities and redeemable preferred stock, available for sale	10,829,185	3,095,488
Common stock and perpetual preferred stock	265,050	609,471
Other invested assets	665,549	—

Net cash provided by investing activities	6,942,748	1,290,710

Cash flows from financing activities:
Proceeds from related party loan	397,810	397,810
Repayments of borrowed funds	(495,112)	(334,181)

Net cash (used in) provided by financing activities	(97,302)	63,629

Net increase in cash and cash equivalents	3,765,138	137,629

Cash and cash equivalents at beginning of year	4,354,931	4,217,302

Cash and cash equivalents at end of period	$8,120,069	$4,354,931

Cash and cash equivalents	$7,925,721	$4,175,424
Restricted cash	194,348	179,507

Cash, cash equivalents and restricted cash	$8,120,069	$4,354,931

Supplemental information:
Federal income tax paid	$—	$—
Interest paid	$1,312,081	$1,314,108

See notes to consolidated financial statements

F6

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Segment Information

Amalgamated Casualty Insurance Company (“Amalgamated” or the “Company”) primarily provides commercial automobile property and casualty insurance policies on taxi cabs, sedans, and other public livery and light transportation vehicles for hire. The Company is a District of Columbia (“D.C.”) corporation that was incorporated on August 2, 1938. The Company was organized and operates as a mutual insurance company under the regulatory authority of the District of Columbia Department of Insurance, Securities and Banking (“DCDISB”). The Company is licensed in 29 states and the District of Columbia. During 2021 and 2020, the Company wrote premiums in 16 states and the District of Columbia. The Company has a nonexclusive agency agreement with American Risk Management, Inc. (“ARM”), pursuant to which ARM is authorized to solicit business, issue policies and collect premiums for the Company. ARM is a wholly-owned subsidiary of MCW Holdings, Inc. (“MCW”) and is considered a related party because the Company’s Chief Executive Officer, who is also the Chairman of its Board of Trustees, owns a majority of the voting securities of ARM.

The Company owns 92.3% of ACIC Consolidated Properties, LLC, (“ACIC”) a real-estate holding company, and its wholly owned subsidiaries, (collectively, “Properties”). Through its wholly owned subsidiaries, 717 8th Street LLC, 2805 M Street LLC, and 810 5th Street LLC, Properties, owns and leases three commercial real-estate properties located in D.C.

Impact of the Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China. The World Health Organization declared the spread of COVID-19 to constitute a pandemic. Beginning in March 2020, the public auto and livery businesses insured by the Company have been significantly impacted by travel restrictions and overall economic slowdown related to the virus including the prevalence of multiple variants throughout the United States of America. As a result, the Company experienced a significant decline in premium in-force and associated premium revenue in both 2020 and 2021 relative to pre-pandemic levels.

Uncertainty regarding emergence of COVID-19 variants and utilization and effectiveness of vaccines make the timing and strength of the economic recovery, including travel related business and the public auto and livery business, difficult to predict. The Company expects that long term effects of the COVID-19 pandemic on the public auto and livery business may continue to negatively impact its results, until the economy and related travel fully recovers from the effects of the pandemic. The extent of any additional impact of COVID-19 on the Company’s operational and financial performance will depend on future developments. Accordingly, the incremental financial impact of COVID-19 cannot be determined as of the date of these financial statements.

Business Segments

The following table identifies selected financial data for the business segments described above:

Revenues:	2021	2020
Insurance operations	$10,372,579	$10,846,566
Real estate held for investment	2,159,841	2,066,077

Total revenues	$12,532,420	$12,912,643

F7

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Segment Information,  continued

Business Segments,  continued

Operating income (loss):	2021	2020
Insurance operations	$(240,496)	$4,169,472
Real estate held for investment	(383,809)	(482,438)

Income (loss) before income taxes	$(624,305)	$3,687,034

Assets:	2021	2020
Insurance operations	$50,874,812	$50,483,083
Real estate held for investment	37,024,932	37,809,563

Total assets	$87,899,744	$88,292,646

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements consist of Amalgamated and its majority owned subsidiary. All significant intercompany transactions and account balances have been eliminated in consolidation.

Revenue Recognition

Net Premiums Earned

Insurance policies issued by the Company are short-duration contracts. Accordingly, premium revenues, net of premiums ceded to reinsurers, are recognized as earned in proportion to the amount of insurance protection provided, on a daily pro rata basis over the terms of the underlying policies. Unearned premiums represent premiums applicable to the unexpired portions of in-force insurance contracts at the end of the year.

The Company recognizes a premium deficiency reserve when the sum of expected claim costs and claim adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums. The Company recorded a $157,605 and $306,379 premium deficiency charge against deferred acquisition costs for the years ended December 31, 2021 and 2020, respectively. The Company considers investment income, as a factor in the premium deficiency calculation.

Income from real estate held for investment

The Company accounts for leases in accordance with GAAP, which often requires significant judgment due to complex provisions. The two primary criteria that are used to classify transactions as sales-type or operating leases are (1) whether the lease term is equal to or greater than 75% of the economic life of the building and (2) whether the present value of the minimum lease payments is equal to or greater than 90% of the fair market value of the equipment at lease inception. Properties’ leases are all considered to be “operating leases.” Operating lease income and expense is recognized on a straight-line basis over the life of the lease.

F8

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies,  continued

Unpaid Losses and Loss Adjustment Expenses (“LAE”)

Unpaid losses and LAE represent the Company’s best estimates of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet dates. The unpaid losses and LAE are estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial reserving methodologies. The projection of future claim payment and reporting is based on an analysis of the Company’s historical experience, supplemented by an analysis of industry loss data. Unpaid losses and LAE include the net amount for claims, after deducting anticipated salvage and subrogation, which have been reported and are unpaid at statement date, as well as a provision for claims incurred but not reported at statement date. The Company believes that the unpaid losses and LAE are adequate to cover the ultimate cost of losses and claims to date; however, because of inherent uncertainty, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. Adjustments for these estimates are reflected in expense for the period in which the estimates are changed. Because of the nature of the business historically written, the Company believes that it has no exposure to environmental claim liabilities.

Reinsurance

In the ordinary course of business, the Company seeks to limit its exposure to losses on individual claims and the cumulative effect of adverse loss experience by entering reinsurance contracts with reinsurance companies.

Reinsurance balances receivable represent the Company’s best estimate of paid and unpaid losses and LAE recoverable from reinsurers, and ceded losses receivable and unearned ceded premiums under reinsurance agreements. Ceded losses receivables are estimated using techniques and assumptions consistent with those used in estimating the liability for unpaid losses and LAE, in accordance with the terms of the reinsurance agreement. The Company believes that reinsurance receivables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for losses and LAE are determined, the estimated ultimate amount receivable from reinsurers will also change. Accordingly, the ultimate receivable could be significantly in excess of, or less than, the amount recorded in the consolidated financial statements. Adjustments in these estimates are reflected in the period in which the estimates are changed. As presented in the Consolidated Statements of Operations and Comprehensive Income, losses and LAE incurred are net of reinsurance recoveries.

The Company has evaluated its reinsurance arrangements and determined that significant insurance risk is transferred to its reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

The Company estimates uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. There was no allowance for uncollectible reinsurance as of December 31, 2021 or 2020, nor did the Company expense any uncollectible reinsurance for the years then ended. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company’s reinsurers to meet their contractual obligations could have a material adverse effect on the consolidated financial statements.

F9

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies,  continued

Cash and Cash Equivalents

The Company considers cash at banks in checking and savings accounts, as well as, all highly liquid investments with maturities of three months or less to be cash equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash in bank accounts and short-term investments, which when purchased were due to mature in three months or less.

Investments

Fixed maturity securities and redeemable preferred stock are classified as available for sale (“AFS”) and valued at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive income and equity, net of related deferred income taxes.

Equity securities include common stock and perpetual preferred stock. Equity securities are carried at fair value, with changes in fair value recorded in net gain (loss).

Interest on fixed maturity securities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related securities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized investment gains and losses are reported based upon the specific-identification method of investments sold to minimize taxable gains. Declines in the fair value of AFS investments below cost that are deemed other than temporary are charged to earnings resulting in the establishment of a new cost basis.

Premiums Receivable

Premiums receivable include balances due currently or installment premiums contractually due in the future and are presented net of an allowance for doubtful accounts, if any. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in the Company’s judgment, is adequate. At December 31, 2021 and 2020, the Company had an allowance for uncollectible premium receivable balances of $245,084 and $226,625 respectively. In 2021 and 2020 the Company wrote off $23,120 and $10,189 of uncollectible premium, respectively. In addition at December 31, 2021 and 2020, Properties had an allowance for doubtful accounts of $207,422 and $115,908, respectively and had written-off uncollectible receivables of $91,514 and $112,856, respectively, for each of the years then ended.

Deferred Policy Acquisition Costs

Policy acquisition costs, consisting primarily of commissions, premium taxes, and certain other costs that vary directly with the production of premium revenue, are deferred and amortized over the period in which premiums are earned. Anticipated losses and LAE, expenses for maintenance of policies in force and investment income are considered in the determination of the recoverability of deferred policy acquisition costs. Deferred acquisition costs relate directly to the successful acquisition of a new or renewal insurance contract to qualify for deferral.

Prepaid Stock Offering Expenses

Prepaid stock offering expenses consist of advance expense payments relating to the initial stock offering described in Note 18 of these financial statements.

F10

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies,  continued

Deferred Rent on Real Estate Held for the Production of Income

Deferred rent on leased assets represents the cumulative difference between the actual cash receipts for rent and the rental income recorded in the financial statements, which is calculated on a straight-line basis.

Leases in Place

The acquisition of real estate held for the production of income includes various other assets. These other assets, leases in place, are recorded at cost and are being amortized over the life of the acquired lease terms. Upon the early termination of a lease, the cost and related accumulated amortization is eliminated from the accounts and any resulting gain or loss is reflected in the results of operations. Amortization is provided for under the straight-line method.

Properties leases are all considered to be operating leases. Income from real estate held for investment and real estate operating expense are reflected as separate line items in the Consolidated Statements of Operations.

Right-of-use Asset

The Company’s lease on its main office is considered to be an operating lease. In accordance with GAAP, the Company’s lease is reflected in the consolidated balance sheets as a right-of-use asset, with a corresponding operating lease liability. Lease expense and associated sublease income are reflected as separate line items in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment (including major renewals, replacements, and betterments) with a cost of $5,000 or greater are capitalized and stated at cost. Expenditures for ordinary maintenance and repair items are charged to operations as incurred, while expenditures which substantially increase the useful life of the asset are capitalized. Depreciation is provided for using straight-line and accelerated methods for both financial reporting and income tax purposes over the estimated useful lives of the assets. Upon the sale or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the results of operations.

Restricted Cash

Restricted cash represents required replacement reserves of certain deposits required by a lender. The restricted cash is in a separate account with a financial institution. On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. This guidance is intended to clarify the presentation of restricted cash and cash equivalents on the statements of cash flows.

Above and Below Market Leases

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using a discount rate that reflects the risks associated with the property acquired and the respective tenants) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimates of fair market lease rates for the comparable in-place leases,

F11

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies,  continued

Above and Below Market Leases,  continued

measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases.

Income Taxes

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and tax basis of assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Properties is a limited liability company that files a partnership return. In lieu of entity level corporate taxes, its members are taxed on their respective shares of Properties’ taxable income.

Assessments

The Company is subject to a variety of assessments including insurance related assessments, which are accrued in the period in which they have been incurred and charged to expense.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Concentration, Credit Risk and Market Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of debt securities other than U.S. government debt and agency securities, cash and cash equivalents, accounts receivable, reinsurance receivable and accrued investment income.

Non-U.S. government debt securities are diversified, and no one investment accounts for a significant portion of the Company’s invested assets.

The Company maintains cash deposits in a financial institution that are insured through the Federal Deposit Insurance Corporation as well as cash deposits and securities at various brokerage firms that are insured with the Securities Investor Protection Corporation. Cash deposits and securities may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Stressed conditions, volatility and disruptions in capital markets or financial asset classes could have an adverse effect on the Company, in part because the Company has a large investment portfolio supporting its insurance liabilities, which are sensitive to changing market factors. These market factors, which include interest rates, credit spreads, equity prices, and the volatility and strength of the capital markets, all affect the business and economic environment and, ultimately, the profitability of the Company’s business. The Company manages its investments to limit credit and other market risks by diversifying its portfolio among various security types and industry sectors based on the Company’s investment committee guidelines, which employ a variety of investment strategies.

F12

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies,  continued

Concentration, Credit Risk and Market Risk,  continued

The Company received 63% and 65% of its business and revenue from issuing insurance contracts to operators of taxi cabs and sedans in Minnesota, Ohio and the D.C. metropolitan area including Virginia, Maryland, and the District of Columbia in 2021 and 2020, respectively.

Over 99% of ACIC’s revenue for 2021 and 2020 is generated from the non-exclusive agency contract between ARM and ACIC. ARM’s sole performance obligation under this contract is the solicitation of business and collection of premiums on behalf of ACIC.

Use of Estimates

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet dates, revenues and expenses for the years then ended, and the accompanying notes to the consolidated financial statements. Such estimates and assumptions could change in the future which could impact the amounts reported and disclosed herein. The most significant of these amounts is the liability for unpaid losses and LAE, settlement expenses and the pension benefit obligation. Other estimates include investment valuation, the collectability of reinsurance balances, recoverability of deferred tax assets, and deferred policy acquisition costs. These estimates and assumptions are based on the Company’s best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income but are excluded from net gain (loss) as these amounts are recorded directly as an adjustment to equity; such items primarily arise from changes in unrealized gains and losses on available-for-sale securities, net pension liability and related income taxes.

F13

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Investments

Available-for-Sale (“AFS”) Fixed Maturity Securities

Following is a schedule of the cost, estimated fair values, and gross gains and losses of investments in securities classified as AFS fixed-maturity securities and equities at December 31, 2021 and 2020.

	Amortized cost		Gross Unrealized
2021		Fair value	Gains	Losses
Fixed maturity securities:
States, territories and possessions	$40,690	$42,936	$2,246	$—
Political subdivisions	5,453,260	5,670,487	217,228	—
Special revenue	10,386,411	10,873,053	488,259	(1,617)
Industrial and miscellaneous	4,310,483	4,466,602	229,518	(73,400)
Asset backed securities	1,213,137	1,120,264	250	(93,124)

Total fixed maturity securities	21,403,981	22,173,342	937,501	(168,141)
Redeemable preferred stock	1,268,115	1,320,173	52,058	—

Total AFS securities	$22,672,096	$23,493,515	$989,559	$(168,141)

	Amortized cost		Gross Unrealized
2020		Fair value	Gains	Losses
Fixed maturity securities:
U.S. government	$300,075	$304,842	$4,767	$—
States, territories and possessions	41,105	44,868	3,763	—
Political subdivisions	7,109,275	7,484,540	380,751	(5,486)
Special revenue	12,608,444	13,426,609	819,102	(937)
Industrial and miscellaneous	8,858,696	9,033,539	409,602	(234,759)
Asset backed securities	1,244,961	1,232,207	—	(12,754)

Total fixed maturity securities	30,162,556	31,526,605	1,617,985	(253,936)
Redeemable preferred stock	1,396,505	1,388,655	24,767	(32,617)

Total AFS securities	$31,559,061	$32,915,260	$1,642,752	$(286,553)

As required by insurance regulations, certain fixed maturity investments amounting to $1,680,094 and $1,729,963 at December 31, 2021 and 2020, respectively, were on deposit with either regulatory authorities or banks. In addition, to fund required replacement reserves, Properties had restricted cash on deposit with a financial institution of $194,348 and $179,507 at December 31, 2021 and 2020, respectively.

The amortized cost and fair values of the Company’s investments in AFS fixed maturity securities by contractual maturity as of December 31, 2021 are shown below. Expected maturities may differ from contractual maturities where borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

F14

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Investments,  continued

Available-for-Sale (“AFS”) Fixed Maturity Securities,  continued

	2021
	Amortized Cost	Fair Value
Due in one year or less	$1,828,237	$1,852,000
Due after one year through five years	8,843,599	9,078,155
Due after five years through ten years	4,798,218	5,061,884
Due after ten years	4,720,790	5,061,039
Asset backed securities	1,213,137	1,120,264

Total fixed maturity securities	21,403,981	22,173,342
Redeemable preferred stock	1,268,115	1,320,173

Total AFS securities	$22,672,096	$23,493,515

The schedule below summarizes the fair values of those fixed maturity securities in an unrealized loss position at December 31, 2021 and 2020. The schedule further classifies the securities based on the length of time they have been in an unrealized loss position.

	Less than 12 months		12 months or more		Total
2021	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:
Special revenue	$531,620	$(868)	$30,686	$(749)	$562,306	$(1,617)
Industrial and miscellaneous	426,600	(73,400)	—	—	426,600	(73,400)
Asset backed securities	—	—	1,106,876	(93,124)	1,106,876	(93,124)
Total fixed maturity securities	958,220	(74,268)	1,137,562	(93,873)	2,095,782	(168,141)
Redeemable preferred stock	—	—	—	—	—	—

Total AFS securities	$958,220	$(74,268)	$1,137,562	$(93,873)	$2,095,782	$(168,141)

	Less than 12 months		12 months or more		Total
2020	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:
Political subdivisions	$394,309	$(5,486)	$—	$—	$394,309	$(5,486)
Special revenue	—	—	52,364	(937)	52,364	(937)
Industrial and miscellaneous	772,346	(102,751)	542,154	(132,008)	1,314,500	(234,759)
Asset backed securities	44,051	(910)	1,188,156	(11,844)	1,232,207	(12,754)
Total fixed maturity securities	1,210,706	(109,147)	1,782,674	(144,789)	2,993,380	(253,936)
Redeemable preferred stock	457,241	(32,617)	—	—	457,241	(32,617)

Total AFS securities	$1,667,947	$(141,764)	$1,782,674	$(144,789)	$3,450,621	$(286,553)

The Company monitors the credit quality of its fixed income investments to assess if it is probable that the Company will receive its contractual or estimated cash flows in the form of principal and interest, in accordance with their terms.

The AFS portfolio contained 4 securities in an unrealized loss position as of December 31, 2021, 2 of which had been in an unrealized loss position for 12 consecutive months or longer and represent $93,873 in

F15

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Investments,  continued

Available-for-Sale (“AFS”) Fixed Maturity Securities,  continued

unrealized losses. All fixed income securities in the investment portfolio continue to pay the expected coupon payments in accordance with the contractual terms of the securities. Credit-related impairments on fixed income securities that the Company does not plan to sell, and for which the Company is not more likely than not to be required to sell, are recognized in income before income taxes. Any non-credit related impairment is recognized in comprehensive income. Based on the Company’s analysis, the fixed income portfolio is of high credit quality and it is believed it will recover the amortized cost basis of the fixed income securities.

Other invested assets

In order to diversify its investment portfolio and improve expected returns, the Company has made non-controlling (typically less than 5%) investments in a number of unaffiliated, specialized equity investment vehicles (limited partnerships and one limited liability company), which are included in other invested assets. Such investments are broadly diversified and in the aggregate are less than 5% of the Company’s investment portfolio. The limited partnerships generally limit or preclude redemptions within a period of time (the “lock-up” period, usually between one and three years) from the date of the investment. Subsequent to the expiry of any applicable lock-up periods, withdrawals or redemptions generally require between 30 to 90 days’ advance notice, with redemptions being permitted on dates varying from month-end to annually, but typically quarter end. The Company also holds an equity investment in Trustar Bank, a related entity, which is a community bank serving the D.C. area; and an investment in CSE Opportunity Fund II, LLC, which makes short-term loans to finance the development of convenience stores in the mid-Atlantic region, each of which is valued at GAAP equity.

Since, amongst other qualifying criteria, these investments do not have a readily determined fair value, the Company values them applying the guidance of Accounting Standards Update Subtopic 820-10, Fair Value Measurements and Disclosures - Overall, which, as a practical expedient, permits the fair value of investments within its scope to be measured on the basis of net asset value per share (or its equivalent).

The following table is a schedule of the cost and estimated fair values of the Company’s other invested assets at December 31, 2021 and 2020.

	Cost	Carrying Value	Gross Unrealized
2021			Gains	Losses
Limited partnership investments	$3,701,405	$4,929,125	$1,245,804	$(18,084)
Equity interest in Trustar Bank	250,000	216,228	—	(33,772)
Equity interest in Stream-IT.app Inc.	500,000	500,000	—	—
Equity interest in CSE Opportunity Fund II, LLC	128,052	128,052	—	—

Total other invested assets	$4,579,457	5,773,405	$1,245,804	$(51,856)

	Cost	Carrying Value	Gross Unrealized
2020			Gains	Losses
Limited partnership investments	$2,500,000	$3,194,124	$725,543	$(31,419)
Equity interest in Trustar Bank	250,000	217,187	—	(32,813)
Equity interest in CSE Opportunity Fund II, LLC	181,896	181,896	—	—

Total other invested assets	$2,931,896	3,593,207	$725,543	$(64,232)

F16

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Investments,  continued

Other invested assets,  continued

Other invested assets contained two investments in an unrealized loss position as of December 31, 2021, one of which had been in an unrealized loss position for 12 months or more.

There were no unfunded commitments as of December 31, 2021. Unfunded commitment was $37,500 at December 31, 2020 for the CSE Opportunity Fund II, LLC.

Unrealized gains on equity securities, net

The portion of unrealized gains for the years ended December 31, 2021 and 2020 that relates to equity securities held as of the respective year end were $862,127 and $814,191.

Net Investment Income

A summary of net investment income for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
AFS, fixed maturity securities	$1,022,054	$1,465,714
AFS, redeemable preferred stock	118,537	98,724
Perpetual preferred stock	77,740	56,480
Common stock	111,716	57,890
Other invested assets	48,892	—
Cash and short-term investments	569	7,347

Investment income	1,379,508	1,686,155
Less investment expenses	(208,059)	(239,374)

Net investment income	$1,171,449	$1,446,781

Investment related gains (losses)

The following summarizes of the proceeds from sales, maturities and calls of invested securities and the related gross realized gains and losses for the years ended December 31, 2021 and 2020.

2021	Proceeds	Gains	Losses	Net Realized Gains
AFS, fixed maturity securities	$10,254,185	$166,218	$(158,699)	$7,519
AFS, redeemable preferred stock	575,000	18,353	—	18,353
Perpetual preferred stock	265,050	28,817	—	28,817
Other invested assets	665,549	324,204	—	324,204

Total	$11,759,784	$537,592	$(158,699)	$378,893

2020	Proceeds	Gains	Losses	Net Realized Gains/(Losses)
AFS, fixed maturity securities	$2,964,284	$2,784	$(48,820)	$(46,036)
AFS, redeemable preferred stock	131,204	21,745	—	21,745
Perpetual preferred stock	600,000	—	—	—
Common stock	9,471	9,471	—	9,471

Total	$3,704,959	$34,000	$(48,820)	$(14,820)

F17

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Investments,  continued

Impairment Review

Under current accounting standards, an Other-Than-Temporary-Impairment (“OTTI”) write-down of fixed maturity securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell the security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell the security before the recovery, an OTTI write-down is recognized in earnings equal to the difference between the security’s amortized cost and its fair value. If an entity does not intend to sell the security or it is more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, that is recognized in income before income taxes, and the amount related to all other factors, which is recognized in other comprehensive income. Impairment losses result in a reduction of the underlying investment’s cost basis.

The Company regularly evaluates its fixed maturity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors used to determine whether a security is other-than-temporarily impaired:

•	The extent to which the fair value is less than cost,

•	The assessment of significant adverse changes to the cash flows on a fixed maturity investment,

•

The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value,

•	The probability that the Company will recover the entire amortized cost basis of the fixed income securities prior to maturity, or

•	The ability and intent to hold fixed maturities until maturity.

Quantitative and qualitative criteria are considered to varying degrees depending on the sector for which the analysis is being performed. The sectors are as follows:

Corporate Securities

The Company performs a qualitative evaluation of holdings that fall below the price threshold. The analysis begins with an opinion of industry and competitive position. This includes an assessment of factors that enable the profit structure of the business (e.g., reserve profile for exploration and production companies), competitive advantage (e.g., distribution system), management strategy, and an analysis of trends in return on invested capital. Analysts may also review other factors to determine whether an impairment exists, including liquidity and asset value cash flow generation.

Municipal Securities

The Company analyzes the screened impairment candidates on a quantitative and qualitative basis. This includes an assessment of the factors that may be contributing to an unrealized loss and whether the recovery value is greater or less than current market value.

F18

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Investments,  continued

Impairment Review,  continued

Asset Backed Securities

The Company uses the “stated assumptions” analytic approach which relies on actual 6-month average collateral performance measures (voluntary prepayment rate, gross default rate, and loss severity) sourced through third party data providers or remittance reports. The analysis applies the stated assumptions throughout the remaining term of the transaction using forecasted cashflows, which are then applied through the transaction structure (reflecting the priority of payments and performance triggers) to determine whether there is a loss to the security (“Loss to Tranche”).

For all fixed income securities in a loss position on December 31, 2021 and 2020, the Company believes it is probable that it will receive all contractual payments in the form of principal and interest. In addition, the Company is not required to, nor does it intend to sell these investments prior to recovering the entire amortized cost basis for each security, which may be maturity. Accordingly, the fixed income securities in an unrealized loss position were not other-than-temporarily impaired at December 31, 2021 and 2020.

Note 4 – Fair Value Measurements

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. The Company determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels defined by the type of inputs used to measure fair value. The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Level 1: is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2: is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3: is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of the process to determine fair value, the Company utilizes widely recognized, third-party pricing sources to determine fair values. The Company has obtained an understanding of the third-party pricing sources’ valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

U.S. Treasury Bonds, Common Stocks, and Exchange Traded Funds: U.S. treasury bonds and exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All common stock holdings are deemed Level 1.

Corporate, Agencies, and Municipal Bonds: The pricing source employs a multi-dimensional model that uses standard inputs including (listed in order of priority for use) benchmark yields, reported trades,

F19

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements,  continued

broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing source also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, and Municipal securities are deemed Level 2.

Collateralized Mortgage Obligations (“CMO”) and Asset-backed Securities (“ABS”): The pricing source evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (non-volatile, volatile, or credit sensitivity) is based on the pricing vendors’ interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option-adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates, and recent trade activity. CMO and ABS with corroborate and observable inputs are classified as Level 2. With the exception of one ABS classified as Level 3, all CMO and ABS holdings are deemed to be Level 2.

Preferred Stock: Preferred stocks do not have readily observable prices but do have quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices are classified as Level 2. All preferred stock holdings are deemed Level 2.

Assets measured at fair value on a recurring basis as of December 31, 2021 and 2020, were as summarized below.

2021	Quoted in active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturity securities:
States, territories and possessions	$—	$42,936	$—	$42,936
Political subdivisions	—	5,670,487	—	5,670,487
Special revenue	—	10,873,053	—	10,873,053
Industrial and miscellaneous	—	4,466,602	—	4,466,602
Asset backed securities	—	13,388	1,106,876	1,120,264

Total fixed maturity securities	—	21,066,466	1,106,876	22,173,342
Redeemable preferred stock	—	1,320,173	—	1,320,173

Total AFS securities	—	22,386,639	1,106,876	23,493,515
Common stock	1,747,168	—	—	1,747,168
Perpetual preferred stock	—	1,148,790	—	1,148,790

Total marketable investments measured at fair value	$1,747,168	$23,535,429	$1,106,876	$26,389,473

F20

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Fair Value Measurements,  continued

2020	Quoted in active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturity securities:
U.S. government	$304,842	$—	$—	$304,842
States, territories and possessions	—	44,868	—	44,868
Political subdivisions	—	7,484,540	—	7,484,540
Special revenue	—	13,426,609	—	13,426,609
Industrial and miscellaneous	—	9,033,539	—	9,033,539
Asset backed securities	—	44,051	1,188,156	1,232,207

Total fixed maturity securities	304,842	30,033,607	1,188,156	31,526,605
Redeemable preferred stock	—	1,388,655	—	1,388,655

Total AFS securities	304,842	31,422,262	1,188,156	32,915,260
Common stock	1,373,925	—	—	1,373,925
Perpetual preferred stock	—	597,432	—	597,432

Total marketable investments measured at fair value	$1,678,767	$32,019,694	$1,188,156	$34,886,617

As of December 31, 2021, and 2020, the reported fair value of the Company’s investment in Level 3 AFS asset backed security was $1,106,876 and $1,188,156, respectively. Fair value was determined by discounting the expected contractual cash-flows using two significant inputs: the interpolated treasury rate, corresponding to the weighted average life of the certificates, and an appropriate credit spread which was determined by considering the market spread for commercial mortgage-backed securities with similar characteristics (eg maturity, underlying assets and credit worthiness.)

2021	Beginning Balance at 1/1/2021	Transfers into Level 3	Transfers out of Level 3	Total gains included in Net Income	Total (losses) gains included in Equity	Purchases	Sales	Ending Balance at 12/31/2021
AFS securities:
Asset backed securities	$1,188,156	$—	$—	$—	$(81,280)	$—	$—	$1,106,876

Total AFS securities	$1,188,156	$—	$—	$—	$(81,280)	$—	$—	$1,106,876

2020
AFS securities:
Asset backed securities	$1,158,348	$—	$—	$—	$29,808	$—	$—	$1,188,156

Total AFS securities	$1,158,348	$—	$—	$—	$29,808	$—	$—	$1,188,156

There were no transfers in or out of level 3 either year. Additionally, no securities were transferred in or out of levels 1 or 2 during the years ended December 31, 2021 and 2020.

F21

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Real Estate Held for the Production of Income

As of December 31, 2021, and 2020, Properties owned two commercial buildings and one building leased to the District of Columbia. One building is multi-tenant and the other two buildings are leased to single tenants. The leases are primarily triple net with 10 to 20-year terms. The properties comprised the following as of December 31:

	2021	2020	Depreciable lives
Land	$11,999,958	$11,999,958
Building and improvements	21,457,097	21,457,097	39 years
Leasehold/tenant improvements	906,337	906,337	15 years
Furniture, fixtures & equipment	1,080,522	1,080,522	7 years

Real estate held for the production of income	35,443,914	35,443,914
Accumulated depreciation	(4,522,708)	(3,757,743)

Real estate held for the production of income, net	$30,921,206	$31,686,171

Depreciation expense for the years ended December 31, 2021 and 2020 was $764,965 and $764,965, respectively.

Properties future rental income from non-cancelable operating leases for the years ended December 31, 2021 was as follows:

2021
2022	$1,824,752
2023	2,048,673
2024	2,113,561
2025	2,169,585
2026	2,227,291
Thereafter	19,097,862

Future rental income from non-cancelable operating leases	$29,481,724

In conjunction with the acquisition of the real estate, the following lease assets were acquired and are being amortized throughout the remaining terms of the lease as follows:

	2021	2020
Leases in place	$4,831,335	$4,831,335
Accumulated amortizaton, leases in place	(1,765,938)	(1,467,704)

Leases in place, net of accumulated amortization	$3,065,397	$3,363,631

During 2020, the Company wrote off a lease in place asset of $161,518 and associated accumulated amortization of $109,474. Amortization expense for the years ended December 31, 2021 and 2020 was $298,234 and $327,646, respectively.

F22

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Real Estate Held for the Production of Income,  continued

In conjunction with the acquisition of the real estate, the following below market leases were acquired and are being offset by rent during the remaining terms of the lease as follows:

	2021	2020
Below-market lease	$(133,703)	$(133,703)
Rent offset	103,063	86,350

Below-market lease, net of rent offset	$(30,640)	$(47,353)

During each of the years ended December 31, 2021 and 2020, $16,173 of lease income was recognized in order to offset the acquired below-market lease.

Income from real estate held for investment includes variable lease payments based on a tenant’s gross revenue of $4,409 and ($19,400) for the years ended 2021 and 2020, respectively.

Note 6 – Deferred Policy Acquisition Costs

Changes in deferred policy acquisition costs for the years ended December 31, 2021 and 2020 were follows:

	2021	2020
Balance, January 1,	$684,604	$1,121,930
Premium deficiency reserve	306,379	903,471

Net balance January 1,	378,225	218,459
Acquisition costs deferred, during the period	1,908,505	1,306,045
Amortization charged to earnings	1,696,250	1,743,371

Balance, December 31,	896,859	684,604
Premium deficiency reserve	157,605	306,379

Net balance, December 31,	$739,254	$378,225

Note 7 – Right-of-Use Asset and Operating Lease Liability

The Company leases three office suites in Chevy Chase, Maryland under an operating lease that commenced July 1, 2016 has an initial term expiring 15 years after commencement. The lease provides for a 2.5% annual increase in the base rent on the anniversary of the lease commencement date. The Company has an option to extend the lease for one 5-year renewal term at the fair market rent as of the date of the renewal term commencement. However, it is unlikely that the Company will exercise the renewal option. In accordance with Topic 842, the Company recorded an operating lease liability, representing the discounted present value of future lease payments and a right-of-use asset.

In 2017, the Company signed a sublease agreement to sublease a portion of its office space in Chevy Chase to another company. The sublease commenced on October 1, 2017 and expires September 30, 2024 and provides for 4.0% annual escalation in the base rent. Sublease income is recorded on a straight-line basis over the life of the lease. The cumulative difference between lease expense and lease payments is recorded as an adjustment to the right-of-use asset.

The Company has reduced the amount of the operating lease liability by the net present value of contractually committed future lease income. In addition, it has reduced the value of its right-of-use asset to reflect the impact of the subleases, which resulted in reduction to the value of the right-of use asset of

F23

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Right-of-Use Asset and Operating Lease Liability,  continued

$258,108 and a reduction in the Operating lease liability of the same amount. In addition, since the Company’s sublease income is less than the pro-rata lease expense, the Company recognized an impairment charge of $58,737 in 2020.

The following summarizes the line items in the consolidated balance sheet which include amounts for operating leases as of December 31, 2021 and 2020:

	2021
	Operating Lease	Sublease Agreement	Net of Sublease

Operating lease right-of-use office space	$3,472,570	$(373,767)	$3,098,803
Accumulated amortization	(1,021,347)	151,361	(869,986)
Impairment of right-of-use asset	(459,923)	—	(459,923)

Operating lease right-of-use asset	$1,991,300	$(222,406)	$1,768,894

Operating lease liability	$2,805,207	$(238,489)	$2,566,718

	2020
	Operating Lease	Sublease Agreement	Net of Sublease
Operating lease right-of-use office space	$3,472,570	$(258,108)	$3,214,462
Accumulated amortization	(859,363)	78,711	(780,652)
Impairment of right-of-use asset	(459,923)	—	(459,923)

Operating lease right-of-use asset	$2,153,284	$(179,397)	$1,973,887

Operating lease liability	$3,009,755	$(181,226)	$2,828,529

The Company had lease expense of $264,098 and $307,900 for the years ended December 31, 2021 and 2020, respectively. In addition, the Company had sublease income of $79,908 and $47,138 for each of the years then ended. Since the Company’s per square foot sublease income is less than the Company’s lease expense, the Company recorded an impairment expense in both 2021 and 2020. In considering the amount of any impairment, the Company incorporated estimates of free rent that would be granted to tenants, brokerage commissions, and the cost of anticipated tenant improvements. In 2019, the calculation was based on the decision made by the Company to sublet additional space, with an expectation that the additional space would be sublet starting in January 2020, at a rate per square foot that was lower than the rate paid by the Company. In the event, the space was not sublet and, because of COVID-19, the Company revised its estimates of the new sublease start date, as well as the rental income from both the anticipated sublease and the renewal of the existing sublease. As a result of these changes in estimates, the Company recorded a further impairment in 2020.

F24

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Right-of-Use Asset and Operating Lease Liability,  continued

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Cash paid for leases	$—	$—
Remaining lease term (in years)	9.50	10.50
Weighted average annual discount rate	3.50%	3.50%

	2021	2020
Sum of remaining payments	$3,322,837	$3,629,498
Less: imputed interest	(517,630)	(619,743)

Net present value of remaining payments	2,805,207	3,009,755
Less: net present value of sublease rent	238,489	181,226

Operating lease liability, net	$2,566,718	$2,828,529

Future minimum lease payments for the lease outlined above at the years ended December 31, 2021 are as follows:

	Minimum Commitments	Sublease Commitments	Net Commitments
2022	$314,328	$91,809	$222,519
2023	322,186	95,686	226,500
2024	330,241	62,747	267,494
2025	338,497	—	338,497
2026	346,959	—	346,959
Thereafter	1,670,626	—	1,670,626

Future minimum lease payments	$3,322,837	$250,242	$3,072,595

F25

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Unpaid Losses and LAE

Activity in the liability for unpaid losses and LAE for the years ended December 31, 2021 and 2020 was as follows:

	2021	2020
Balance, January 1,	$9,860,762	$12,414,778
Less reinsurance receivable	(1,199,729)	(833,000)

Net balance, January 1,	8,661,033	11,581,778

Incurred losses and LAE related to:
Current year	6,069,665	5,200,808
Prior years	(902,528)	(2,516,869)

Total incurred losses and LAE	5,167,137	2,683,939

Paid losses and LAE related to:
Current year	1,898,340	1,365,345
Prior years	3,175,365	4,239,339

Total paid losses and LAE	5,073,705	5,604,684

Net balance, December 31,	8,754,465	8,661,033
Plus reinsurance receivable	923,240	1,199,729

Balance, December 31,	$9,677,705	$9,860,762

As a result of changes in estimates for unpaid losses and LAE related to insured events of prior years, the liability for losses and LAE decreased by $902,528 and $2,516,869 in 2021 and 2020, respectively. The favorable development in 2021 and 2020 was primarily attributable to re-estimation of unpaid losses and LAE, specifically in the commercial automobile liability line of business related to the two most prior accident years.

The Company made no significant changes in its reserving philosophy, key reserving assumptions or claims management personnel, and has made no significant offsetting changes in estimates that increased or decreased losses and LAE reserves in 2021 or 2020.

The Company determines incurred but not reported (“IBNR”) reserves by subtracting the cumulative losses and LAE amounts the Company has paid and the case reserves the Company has established at the balance sheet date from an actuarial estimate of the ultimate cost of losses and LAE. Accordingly, IBNR reserves include actuarial projections of the cost of unreported claims, as well as actuarial projected development of case reserves on known claims and reopened claims. The Company’s methodology for estimating IBNR reserves has been in place for many years, and the Company made no significant changes to that methodology during 2021 or 2020.

The Company generally prepares an initial estimate of ultimate losses and LAE for the current accident year by multiplying earned premium by an expected loss ratio for each line of business the Company writes. Expected loss ratios represent the Company’s expectation of losses at the time the Company prices and writes policies before the emergence of any actual claims experience. The Company determines an expected loss ratio by analyzing historical experience and adjusting for loss cost trends, loss frequency and severity trends, premium rate-level changes, reported and paid loss emergence patterns and other known or observed factors.

F26

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Unpaid Losses and LAE,  continued

The Company and its independent actuary utilized several generally accepted actuarial methodologies to estimate the ultimate cost of losses and LAE, including:

Paid Loss Development – historical patterns of paid loss development are used to project future paid loss emergence in order to estimate required reserves.

Incurred Loss Development – historical patterns of incurred loss development, reflecting both paid losses and changes in case reserves, are used to project future incurred loss emergence in order to estimate required reserves.

Paid Bornhuetter-Ferguson (“BF”) – an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been paid, based on historical paid loss development patterns. The estimate of required reserves assumes that the remaining unpaid portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of paid losses exists at the early stages of the claims development process.

Incurred Bornhuetter-Ferguson (“BF”) – an estimated loss ratio for a particular accident year is determined and is weighted against the portion of the accident year claims that have been reported, based on historical incurred loss development patterns. The estimate of required reserves assumes that the remaining unreported portion of a particular accident year will pay out at a rate consistent with the estimated loss ratio for that year. This method can be useful for situations where an unusually high or low amount of reported losses exists at the early stages of the claims development process.

Incremental Claim-Based Methods – historical patterns of incremental incurred losses and paid LAE during various stages of development are reviewed and assumptions are made regarding average loss and LAE development applied to remaining claims inventory. Such methods more properly reflect changes in the speed of claims closure and the relative adequacy of case reserve levels at various stages of development. These methods may provide a more accurate estimate of IBNR for lines of business with relatively few remaining open claims but for which significant recent settlement activity has occurred.

Frequency / Severity Based Methods – historical measurements of claim frequency and average paid claim size (severity) are reviewed for more mature accident years where a majority of claims have been reported and/or closed. These historical averages are trended forward to more recent periods in order to estimate ultimate losses for newer accident years that are not yet fully developed. These methods are useful for lines of business with slow and/or volatile loss development patterns, such as liability lines where information pertaining to individual cases may not be completely known for many years. The claim frequency and severity information for older periods can then be used as reasonable measures for developing a range of estimates for more recent immature periods.

Estimates of indicated Adjusting and Other (“A&O”) reserves were developed based on the Company’s historical average costs incurred to settle unpaid losses applied to case and IBNR reserves at December 31, 2021 and 2020.

The Company considers loss frequency and severity trends when developing expected loss ratios. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors that affect loss frequency include changes in operator experience, traffic density, miles driven, safety advances, weather patterns or geographic mix of business. Factors that affect loss severity include changes in policy limits, reinsurance retentions, inflation rates and judicial interpretations.

F27

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Unpaid Losses and LAE,  continued

The Company creates a claim file when it receives notice of a claim (first notice of loss), in most cases that is a telephone call from the insured, claimant, attorney or another insurance company. Some claims are submitted by a fax from the insurance agent, on behalf of the insured. A claims adjuster is assigned immediately upon receipt of the first notice of loss based on customer need and including, but not limited to complexity, severity, geography, and availability. All claims, regardless of active coverage, are assigned for immediate review and investigation.

The Company generally creates a claim file for a policy at the policy level. If there is more than one type of claim (such as collision, medical and property damage) resulting from an accident, there will be separate features set under the same claim. A claim number is automatically assigned once a claim is entered into the administrative system. The Company accumulates the claim counts and report them by line of business. For purposes of the claim development tables presented below, the Company counts claims on policies issued even if such claims are eventually closed without making a loss payment, as claims the Company closes without making a loss payment typically generate loss expenses. The methods used to summarize claim counts have not changed significantly over the time periods reported in the tables below.

The emergence of the COVID-19 pandemic in early 2020 creates a substantial source of uncertainty. The pandemic may have a material impact on reserve estimates as its effects emerge over time. The decreased exposure was reflected in reductions to the expected loss ratio in the Bornhuetter-Ferguson methods.

The Company is not aware of any claim trends that have emerged or that would cause future adverse development that have not already been contemplated in setting current carried reserves levels.

The tables below present incurred and paid claims development, as well as cumulative claim frequency and the total of IBNR as of December 31, 2021 for all lines of business. Information related to incurred and paid claims and allocated claim adjustment expenses, IBNR reserves and cumulative number of reported claims for the year ended December 31, 2021 are audited. All prior years are considered required supplementary information and are unaudited.

F28

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Unpaid Losses and LAE,  continued

All lines
	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance (Unaudited) For the Year Ended December 31,
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	Unaudited
(in thousands)
2012	4,109	4,431	4,659	3,972	3,781	3,804	3,817	3,817	3,817	$3,817	—	1,371
2013		3,928	4,330	4,568	3,850	3,826	3,752	3,752	3,752	3,752	—	1,010
2014			4,088	5,048	4,871	4,889	4,734	4,752	4,741	4,741	4	1,111
2015				6,419	7,549	7,371	7,355	7,355	7,354	7,363	16	1,473
2016					6,690	7,880	8,109	8,097	8,106	8,114	72	1,590
2017						10,397	12,271	11,978	11,964	11,761	108	1,530
2018							12,397	11,690	11,048	11,259	215	1,496
2019								9,823	7,964	8,364	303	960
2020									5,201	3,873	840	386
2021										6,070	1,156	545

	Incurred claims and allocated claims adjustment expense, net of reinsurance									$69,114

F29

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Unpaid Losses and LAE,  continued

All lines
	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance (Unaudited) For the Year Ended December 31,

Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	Unaudited
(in thousands)
2012	1,689	2,680	3,236	3,603	3,758	3,817	3,817	3,817	3,817	$3,817
2013		1,783	2,946	3,496	3,722	3,747	3,752	3,752	3,752	3,752
2014			2,200	3,619	4,265	4,544	4,702	4,704	4,708	4,708
2015				3,491	5,412	6,829	7,162	7,275	7,347	7,347
2016					3,379	6,222	7,363	7,900	7,935	7,975
2017						4,930	9,204	11,238	11,429	11,443
2018							4,558	7,726	9,539	10,374
2019								3,270	5,394	7,013
2020									1,365	2,032
2021										1,899

	Paid claims and allocated claim adjustment expenses, net of reinsurance									60,360

	All outstanding liabilities before 2012, net of reinsurance									—

	Liabilities for claims and claims adjustment expenses, net of reinsurance									$8,754

F30

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Unpaid Losses and LAE,  continued

The following table presents a reconciliation of the net incurred and paid claims development tables to the liability for losses and loss expenses in the consolidated balance sheet:

	2021	2020
Unpaid loss and defense and cost containment expenses, net of reinsurance	7,536,172	7,432,431
Unallocated A&O Reserves	1,218,293	1,228,602

Net Unpaid loss and LAE	8,754,465	8,661,033
Reinsurance recoverable on unpaid loss and LAE	923,240	1,199,729

Total gross unpaid losses and LAE	$9,677,705	$9,860,762

The following table presents unaudited supplementary information about average historical claims duration as of December 31, 2021:

	Average annual percentage payout of incurred claims by age, net of reinsurance (Unaudited)
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
All product lines	41.5%	28.3%	16.1%	6.0%	1.7%	0.6%	0.0%	0.0%	0.0%	0.0%

The percentages in the above table do not add up to 100% because they represent averages across all accident years at each development stage.

Note 9 – Reinsurance

The Company entered into an excess of loss reinsurance contract which provides the Company with excess of loss reinsurance coverage for commercial automobile liability losses, including 100% of losses in excess of policy limits and 100% of extra contractual obligations, occurring on or after April 1, 2017 through May 31, 2019. Under the agreement, coverage is provided for 80% of losses in excess of $200,000 up to $1.0 million per occurrence per policy. Subject to the terms of the contract, the Company has retained, net, a 20% share of the $800,000 liability in excess of $200,000, which is not reinsured.

The Company has purchased excess of loss coverage for commercial automobile liability losses, including 95% of losses in excess of policy limits and 95% of extra contractual obligations, occurring on or after January 1, 2017 through May 31, 2019. Under the agreement, coverage is limited to $1.0 million per policy in excess of $1.0 million of underlying coverage, with an aggregate limit of reinsurance of $2.0 million under the agreement.

Under a separate arrangement effective April 1, 2017, prior to May 31, 2019, when policy limits exceed $1.0 million, the Company purchased reinsurance coverage on a facultative basis to reinsure the commercial automobile liability losses in excess of $1.0 million not subject to underlying reinsurance coverage. The Company purchased coverage in line with the subject policy limits of up to $4.0 million excess of $1.0 million per occurrence, per policy. Under the same arrangement, subsequent to May 31, 2019, the Company purchased coverage in line with the subject policy limits of up to $3.0 million excess of $2.0 million per occurrence, per policy, to reinsure the commercial automobile liability losses in excess of the existing underlying reinsurance coverage.

Effective June 1, 2019, the Company’s reinsurance treaties provide for coverage of $1.6 million in excess of a $400,000 Company retention, on commercial automobile liability losses, including losses in excess of

F31

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Reinsurance,  continued

policy limits and extra contractual obligation losses occurring on or after the effective date. Aggregate limits under the reinsurance treaties are $6.0 million for losses under $1.0 million and $2.0 million for losses in excess of $1.0 million.

On December 31, 2021 and 2020, the Company had reinsurance recoverable on paid and unpaid losses and LAE totaling $1,087,226 and $1,262,224, respectively and ceded unearned premium of $243,799 and $124,670, respectively. The paid recoverable is recorded within premium and reinsurance balances receivable on the balance sheets. All of the Company’s reinsurance amounts recoverable are due from companies with financial strength ratings of “A” or better by A.M. Best.

The effect of reinsurance on premiums written, premiums earned and loss and LAE incurred for the periods ended was December 31, 2021 and 2020 is as follows:

	2021			2020
	Premium Written	Premium Earned	Losses & LAE Incurred	Premium Written	Premium Earned	Losses & LAE Incurred
Direct	$9,347,787	$8,258,746	$5,342,138	$6,302,666	$8,460,400	$3,278,651
Ceded	(469,132)	(350,003)	(175,001)	(240,083)	(326,948)	(594,712)

Net	$8,878,655	$7,908,743	$5,167,137	$6,062,583	$8,133,452	$2,683,939

Note 10 – Notes Payable

Properties has a mortgage with a financial institution that matures in February 2036 and has a fixed interest rate of 4.15% per annum. A balloon payment of the remaining mortgage is due at maturity. Installments of 95% of 810 5th Street LLC’s net rental proceeds, less $1,546 in replacement reserves and fees, are due monthly. Replacement reserves are included in other receivables. As of December 31, 2021, and 2020, monthly installments were $116,518 and $113,081, respectively. The mortgage outstanding balance as of December 31, 2021 and 2020 was $22,192,434 and $22,515,026, net of $1,262,794 and $1,357,156 of unamortized finance costs, respectively. The loan is secured by the property, held by 810 5th Street LLC, and a replacement reserve held in escrow.

In addition to the mortgage, Properties has two commercial lines of credit with the same financial institution with monthly payments totaling $34,576, maturing November 2025. Interest was calculated using a floating rate based off the 5-year treasury rate, subject to a floor of 4.25%. Effective November 2020, interest became fixed at 4.25%. The outstanding balances on the lines of credit as of December 31, 2021 and 2020 was $5,331,678 and $5,504,198, net of $28,261 and $35,478 in unamortized finance costs, respectively. The lines of credit are secured by the property held by 717 8th Street LLC and 2805 M Street LLC. In order to obtain the loans, finance costs were incurred and are being amortized over the loans’ terms. Interest expense included $94,359 of amortized finance costs in each of the years ended December 31, 2021 and 2020.

Under the terms of each of the credit facilities, each of the borrowers has granted the bank a right of set-off so that, in the event of a default, the bank may set-off the balance in the defaulting borrower’s account against amounts owed to the bank. At December 31, 2021 and 2020, amounts included in cash and cash equivalents that were subject to the right of set-off were as follows:

Borrower	2021	2020
717 8th Street LLC	$189,577	$135,684
2805 M Street LLC	84,522	165,906

Total	$274,099	$301,590

F32

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Notes Payable,  continued

Current and long-term debt maturity is summarized as follows:

	2021	2020
Current maturity	$660,709	$592,749
Current portion of unamortized finance costs	(94,359)	(94,359)

Current maturity, net of unamortized finance costs	566,350	498,390

Long-term maturity	28,126,197	28,783,631
Unamortized finance costs	(1,168,435)	(1,262,797)

Long-term maturity, net of unamortized finance costs	26,957,762	27,520,834

Notes payable	$27,524,112	$28,019,224

Notes payable maturities at December 31, 2021 were as follows:

2022	$660,709
2023	733,235
2024	810,170
2025	5,438,375
2026	752,333
Thereafter	20,392,084

Total notes payable	28,786,906
Unamortized finance costs	(1,262,794)

Notes payable, net of unamortized finance costs	$27,524,112

Note 11 – Employee Retirement Program

In 2007, the Company introduced a Safe Harbor 401(k) plan for its employees. Contributions of 3% of each employee’s compensation are made each year. The Company’s contribution for the Plan year ending December 31, 2021 and 2020 was $82,404 and $51,787, respectively.

Note 12 – Defined Benefit Pension Plan

General information

The Company has a non-contributory defined benefit pension plan (the “Plan”). The Plan benefits are based on years of service and the employee’s compensation. The Plan covered all employees of Amalgamated who had completed one year of service and attained age 21 before June 20, 2006. As of June 20, 2006, the Company decided to freeze the accrual of the future benefits for the Plan. Accordingly, there have been nor will there be additional benefits credited to plan participants after June 20, 2006.

The normal retirement benefit is 2.5% of average monthly compensation multiplied by total years of service, limited to 35 years, but in no event less than $12.00 per month multiplied by total years of service, limited to 35 years. On June 20, 2006, the plan was amended to cease the accrual of future benefits. Upon reaching the plan’s normal retirement date, participants are entitled to receive their accrued benefit as of June 20, 2006.

F33

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Defined Benefit Pension Plan,  continued

There were no new benefit provisions or plan amendments during the plan years ended December 31, 2021 and 2020.

The plan sponsor’s funding policy is based on actuarially determined contributions that take into consideration the amount deductible for income tax purposes and the minimum required contributions under the Employee Retirement Income Security Act of 1974, as amended. The Company does not expect to make any required payments in 2021.

Estimated future benefit payments are as follows:

Years Ending December 31,	2021
2022	$300,836
2023	311,751
2024	307,718
2025	299,960
2026	295,547
2027 to 2032	1,430,403

The benefit obligations, funded status and net periodic benefit costs related to the pension plan were as follows:

	2021	2020
Benefit obligations	$5,063,692	$5,330,835
Estimated fair value of plan assets	4,788,489	4,886,788

Underfunded status	$(275,203)	$(444,047)

Net periodic benefit costs	$(131,280)	$(57,595)

A summary of assets, benefit obligations and funded status was as follows at December 31, 2021 and 2020:

	2021	2020
Change in benefit obligation:
Benefit obligation at January 1,	$5,330,835	$5,204,972
Service costs	—	—
Interest costs	130,609	162,953
Plan participants’ contributions	—	—
Plan amendments	—	—
Net actuarial loss during year	(122,967)	237,695
Acquisitions, divestitures, settlement and curtailments	—	—
Benefits paid	(274,785)	(274,785)

Benefit obligation at December 31,	$5,063,692	$5,330,835

F34

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Defined Benefit Pension Plan,  continued

	2021	2020
Change in plan assets:
Estimated fair value of plan assets at January 1,	$4,886,788	$4,384,744
Actual return on plan assets	176,486	697,983
Acquisitions, divestitures and settlements	—	—
Employer contributions	—	78,846
Plan participants’ contributions	—	—
Benefits paid	(274,785)	(274,785)

Fair value of plan assets at December 31,	$4,788,489	$4,886,788

Underfunded status at December 31,	$(275,203)	$(444,047)

Amounts recognized in the balance sheets consist of:
Defined benefit plan - liability	$(275,203)	$(444,047)

AOCI, before income tax:
Net actuarial loss	$(1,550,179)	$(1,587,743)

Employer contributions are included in Other Expenses in the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2021 and 2020. The components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in OCI were as follows:

	2021	2020
Net periodic benefit costs:
Service costs	$—	$—
Interest costs	130,609	162,953
Settlement and curtailment costs	—	—
Expected return on plan assets	308,024	277,122
Amortization of transition assets or obligations	—	—
Amortization of prior service costs	—	—
Amortization of actuarial loss	46,135	56,574
Recognized gain or loss due to settlement or curtailment	—	—

Total net periodic benefit costs	(131,280)	(57,595)

The weighted average assumptions used in determining benefit obligations for the Plan were as follows as of December 31, 2021 and 2020:

	2021	2020
Weighted average discount rate	2.83%	2.52%
Weighted average rate of compensation increase	—	—

F35

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Defined Benefit Pension Plan,  continued

Weighted average assumptions used to determine net periodic benefit costs were as follows as of December 31, 2021 and 2020:

	2021	2020
Weighted average discount rate	2.52%	3.22%
Expected long-term return on plan assets	6.50%	6.50%
Weighted average rate of compensation increase	—	—

As of December 31, 2021 a discount rate of 2.52% and the RP-2014 mortality table MP-2020 Improvement Scale projected generationally (3.22% and MP-2019 as of December 31, 2021) are used to determine the liability. There is no salary progression assumption used in the measurement of the plan, since there are no future benefit accruals. These assumptions were chosen by the Company.

The Plan invests in a diversified mix of traditional asset classes, including investments in U.S. and foreign equity securities, fixed income securities and cash. The defined benefit pension plan asset allocation as of December 31, 2021 and 2020, and the measurement date presented as a percentage of total plan assets are as follows:

	2021	2020	Target Allocation
Equity securities	63.51%	60.86%	35 to 90%
Debt securities	36.49%	39.14%	5 to 55%

	100.00%	100.00%

The Plan investments are made to maximize long-term returns, while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations. Risk tolerance of unexpected investment and actuarial outcomes is continually evaluated by understanding the Plan’s liability characteristics.

Asset allocations and investment performance are formally reviewed quarterly by the Plan’s trustees. More thorough analysis of assets and liabilities is also performed periodically. Investment goals include a return objective designed to satisfy the actuarial return objectives of the Plan. All investment practices are expected to be consistent with the Uniform Prudent Investor’s Act.

Plan assets measured at fair value on a recurring basis as of December 31, 2021 and 2020, were as summarized below.

	2021
	Quoted in active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturity securities:
U.S. government	$269,733	$—	$—	$269,733
Industrial and miscellaneous	—	1,285,503	—	1,285,503
Asset backed securities	—	192,004	—	192,004

Total fixed maturity securities	269,733	1,477,507	—	1,747,240
Common stocks	3,041,249	—	—	3,041,249

Total marketable investments measured at fair value	$3,310,982	$1,477,507	$—	$4,788,489

F36

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Defined Benefit Pension Plan,  continued

2020	Quoted in active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Fixed maturity securities:
U.S. government	$445,359	$—	$—	$445,359
Industrial and miscellaneous	—	1,304,568	—	1,304,568
Asset backed securities	—	162,621	—	162,621

Total fixed maturity securities	445,359	1,467,189	—	1,912,548
Common stocks	2,974,240	—	—	2,974,240

Total marketable investments measured at fair value	$3,419,599	$1,467,189	$—	$4,886,788

Note 13 – Other Comprehensive Income

The following tables summarize the net change in after-tax accumulated other comprehensive income for the years ending December 31, 2021 and 2020 and significant amounts reclassified out of accumulated other comprehensive income for the years ending December 31, 2021 and 2020.

	Unrealized appreciation on investments, net	Defined Benefit Plan	Accumulated other comprehensive income (loss)
Balance at December 31, 2019	$711,217	$(1,443,712)	$(732,495)
Other Comprehensive income before reclassifications	339,768	189,395	529,163
Reclassifications from accumulated other comprehensive income	19,190	—	19,190
Balance at December 31, 2020	1,070,175	(1,254,317)	(184,142)
Other Comprehensive income before reclassifications	(400,816)	29,676	(371,140)
Reclassifications from accumulated other comprehensive income	(20,439)	—	(20,439)
Balance at December 31, 2021	$648,920	$(1,224,641)	$(575,721)

Note 14 – Related Parties

Under the terms of the nonexclusive agreement with the Company, ARM receives commissions in the amount of 18.3% of premiums for performing these services. Additionally, the Company and ARM have a cost-sharing agreement whereby ARM operates within the offices of the Company and uses one of the Company’s employees to assist in performing its agency function. ARM reimburses the Company for 10% of the shared resources, office expenses, and shared personnel.

In 2019, the Company made an investment in Trustar Bank (“Trustar”), a newly formed financial institution. Certain members of the Board of Trustees of the Company maintain board of directors’, advisory director, and executive management positions at Trustar. Accordingly, Trustar is considered a related party. The carrying value, which approximated fair value, of the investment in Trustar was $216,228 and $217,187 on December 31, 2021 and 2020, respectively.

F37

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Related Parties,  continued

On March 27, 2020, the United States of America passed the COVID-19 Aid, Relief, and Economic Security Act (“CARES Act”), which includes various programs to aid businesses that have been adversely impacted by the COVID-19. The Paycheck Protection Program (“PPP”) is a component of the CARES Act and is being administered by the Small Business Administration (“SBA”), an Agency of the United States of America SBA as part of their 7(a) loan program. Pursuant to the CARES Act, loans made under the PPP will be forgiven as long as the loan proceeds are used to cover payroll costs, mortgage interest, rent, and utility costs over the eight (8) week period after the loan is made, as long as employee and compensation levels are maintained.

On April 17, 2020, the Company closed on the PPP loan from Trustar, an authorized lender for the SBA, and received funds in the amount of $397,810. The Company utilized the PPP loan proceeds for eligible expenses and on December 3, 2020 the Company’s application for loan forgiveness was approved by the SBA and the loan and accrued interest was retired by Trustar. The Company recognized a gain on the forgiveness of the loan and accrued interest of $400,306 in 2020.

In January 2021, the SBA opened a second draw opportunity for PPP loans. The Company submitted its loan application under the program and was subsequently approved for a PPP loan through Trustar Bank. On February 9, 2021, the Company closed on the PPP loan from Trustar and received funds in the amount of $397,810. The loan has a term on 24 months maturing in February 2023 bears an interest rate of 1 percent per annum. As of December 31, 2021, the Company has utilized the PPP loan proceeds for eligible expenses during the covered period and on February 18, 2022 filed an application with Trustar to have the full amount of the loan forgiven. The application for loan forgiveness was subject to approval by the lender and the SBA within 150 days of the application for loan forgiveness application filing date. The Company has accrued $2,888 of interest on the PPP loan, covering the period from February 9, 2021 to December 31, 2021 at a 1 percent interest rate.

The following table presents the amounts due from related parties as of December 31, 2021 and 2020 and transactions during the years then ended.

	2021	2020
Due from ARM - net collected premiums	$689,349	$469,252
Due from ARM - cost-sharing reimbursement	27,897	26,012
Commission payable ARM	(862,327)	(671,506)
Commission expense ARM	1,705,369	1,074,011
Reimbursement per the cost-sharing agreement ARM	27,897	26,012
Cash balances on deposit with Trustar	589,280	806,835
Trustar loan issued	(397,810)	(397,810)
Trustar loan extinguished	—	397,810
Interest expense on Trustar loan	2,888	2,496

All the above transactions and amounts owed or received were conducted in the normal course of business.

F38

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Commitments and Contingencies

Litigation

The Company is party to numerous claims, losses, and litigation matters that arise in the normal course of business. Many of such claims, losses, or litigation matters involve claims under policies that the Company underwrites as an insurer. The Company believes that the resolution of these claims and any resulting losses will not have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

Note 16 – Income Taxes

The Company files a U.S. federal income tax return that includes the pass-through income or loss of majority owned direct and indirect subsidiaries. State tax returns are filed depending on applicable laws. The Company records adjustments related to prior years’ taxes during the period in which they are identified, generally when the tax returns are filed. The effect of these adjustments on the current and prior periods (during which the differences originated) is evaluated based upon quantitative and qualitative factors and are considered in relation to the consolidated financial statements taken as a whole for the respective years.

The provision for income taxes for the year ending December 31, 2021 and 2020, is comprised of the following:

	2021	2020
Current federal income tax expense	$—	$—
Current state income tax expense	—	—
Deferred federal and state income tax expense (benefit)	104,091	(145,765)

Income tax expense benefit	$104,091	$(145,765)

A reconciliation of the expected income tax expense to the actual income tax expense and the reconciliation of the federal statutory rate to the Company’s effective tax rate for the period ended December 31, 2021 and 2020 is presented below:

	2021	% of Pre-Tax Income
Provision for income taxes at the statutory federal rate	$(131,104)	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividends received deduction	(23,606)	3.8%
Tax exempt interest income	(26,352)	4.2%
Pass-through entity income	(80,975)	13.0%
Temporary differences:
Valuation allowance adjustment	145,278	-23.3%
Prior year true-ups	220,850	-35.4%

Actual income tax, as provided in the consolidated financial statements	$104,091	-16.7%

F39

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes,  continued

	2020	% of Pre-Tax Income
Provision for income taxes at the statutory federal rate	$835,424	21.0%
Increase (reduction) in taxes resulting from:
Permanent differences:
Dividends received deduction	(20,131)	-0.5%
Tax exempt interest income	(29,974)	-0.8%
Gain on extinguishment of related party loan	(84,064)	-2.1%
Pass-through entity income	(93,504)	-2.4%
Temporary differences:
Valuation allowance adjustment	(791,195)	-19.9%
Prior year true-ups	37,680	0.9%

Actual income tax, as provided in the consolidated financial statements	$(145,765)	-3.7%

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2021 and 2020 were as follows:

	2021	2020
Deferred tax assets:
Unearned premiums	$176,294	$135,558
Loss discounting	119,309	73,261
Commission payable	—	113,207
Net operating loss carryforward	2,478,635	2,434,048
Lease liability	191,407	179,475
Defined benefit plan	57,793	—
Other	201,413	190,693
Valuation allowance adjustment	(366,471)	(221,193)

Total deferred tax assets	2,858,380	2,905,049

Deferred tax liabilities:
Deferred policy acquisition costs	155,243	79,427
Unrealized gains on investments	161,565	478,597
Deferred gain - 1031 exchange	1,878,987	1,878,987
Other	662,585	468,038

Total deferred tax liabilities	2,858,380	2,905,049

Net deferred tax liability	$—	$—

At December 31, 2021, the Company had net operating loss “NOL” carry forwards available for tax purposes of $11,830,023 that will begin to expire in 2037, and foreign tax credit carry-forwards of $890.

In 2015, the Company sold a building, placed the proceeds in trust and then reinvested the proceeds in similar use (like-kind) property, availing itself of the ability (pursuant to Section 1031 of the tax code) to defer the taxes that would otherwise have been due on the gain. As a result, the Company established has a deferred tax liability of $1,878,987 (as shown above). The gain will become taxable when the like-kind property is sold if the Company elects to sell the property.

F40

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes,  continued

In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. A valuation allowance against deferred tax assets has been established as the Company believes it is more likely than not the deferred tax assets will not be realized based on the historical taxable income of the Company, or by offset to deferred tax liabilities.

The Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required. There were no interest or penalties related to income taxes that have been accrued or recognized as of and for the years ended December 31, 2021 and 2020. If any had been recognized these would have been reported in income tax expense.

Generally, taxing authorities may examine the Company’s tax returns for the three years from the date of filing. The Company’s tax returns for the years ended December 31, 2019 through December 31, 2021 remain subject to examination.

Note 17 – Statutory Information and Dividend Restrictions

Amalgamated is regulated by the DCDISB. The DCDISB requires insurance companies domiciled in the District of Columbia to prepare statutory financial statements in accordance with Statements of Statutory Accounting Principles, as promulgated by the National Association of Insurance Commissioners, subject to any deviations prescribed or permitted by the DCISB.

State insurance departments and DCDISB impose risk-based capital (“RBC”) requirements on insurance enterprises. The RBC Model serves as a benchmark for the regulation of insurance companies by state insurance regulators. RBC provides for targeted surplus levels based on formulas, which specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk and are set forth in the RBC requirements. Such formulas focus on four general types of risk: (a) the risk with respect to the company’s assets (asset or default risk); (b) the risk of default on amounts due from reinsurers, policyholders, or other creditors (credit risk); (c) the risk of underestimating liabilities from business already written or inadequately pricing business to be written in the coming year (underwriting risk); and (d) the risk associated with items such as excessive premium growth, contingent liabilities, and other items not reflected on the balance sheet (off-balance sheet risk). The amount determined under such formulas is called the authorized control level RBC (“ACL”).

The RBC guidelines define specific capital levels based on a company’s ACL that are determined by the ratio of the company’s total adjusted capital (“TAC”) to its ACL. TAC is equal to statutory capital, plus or minus certain specified adjustments. The Company’s TAC was above the ACL at December 31, 2021 and 2020 and is in compliance with RBC requirements as of the years then ended.

State insurance laws and the DCDISB restrict the ability of the Company to declare dividends. These restrictions are related to surplus and net investment income. All dividends are subject to approval by the DCDISB.

State insurance regulators and the DCDISB require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may only be paid out of unassigned surplus, and the amount of an insurer’s unassigned surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. The Company did not pay any dividends in 2021 or 2020.

F41

AMALGAMATED CASUALTY INSURANCE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Statutory Information and Dividend Restrictions,  continued

The following table presents selected information, as filed with insurance regulatory authorities, for Amalgamated as determined in accordance with statutory accounting practices prescribed or permitted by the DCDISB as of and for the years ended December 31, 2021 and 2020:

Amalgated Casualty Insurance Company	2021	2020
Statutory capital and surplus	$35,875,124	$39,081,965
Statutory unassigned surplus	35,875,124	39,081,965
Statutory net income (loss)	(1,682,085)	2,895,485

Note 18 – Subsequent Events

The Company requested forgiveness of the outstanding PPP loan in February 2022 based on the Company’s evaluation its 2021 salary and benefit expense as well as the reduction of premiums caused by the pandemic. On March 9, 2022 the Company’s application for loan forgiveness was approved by the SBA and the loan and accrued interest were retired by Trustar. The Company will recognize a gain of $402,093 on the forgiveness of the loan and accrued interest in 2022.

The Company signed a sublease agreement on March 1, 2022 for the remaining office space in Chevy Chase, Maryland with a term from June 1, 2022 to May 31, 2025. As a result of this transaction, the Company determined that it is reasonably certain that it will exercise the early termination option to terminate the lease on June 30, 2025. This reevaluation resulted in the reduction of the net right-of-use asset to $15,899 and the operating lease liability to $836,254 as of March 1, 2022.

On March 7, 2022, the policyholders approved the demutualization of the Company. Forge completed the purchase of the Company and ARM on March 11, 2022 following the completion of the initial public offering of Forge. As part of the demutualization, the Company declared $7.3 million of policyholder dividends approved by DCDISB and payable to policyholders as of February 12, 2021. The impact of the dividend will be recorded as a reduction of net income in 2022. Also, as part of stock offering, Forge created an employee stock ownership plan as an additional benefit to the Company’s employees.

The Company changed its name to Forge Insurance Company with the District of Columbia’s Department of Consumer and Regulatory Affairs effective on March 18, 2022. However, the name change is still pending approval from the various insurance departments.

In addition to the matters listed above, the Company has evaluated events that occurred subsequent to December 31, 2021 through May 26, 2022, the date on which the consolidated financial statements were issued for matters that required disclosure or adjustment to these consolidated financial statements.

F42

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of

American Risk Management, Inc.

Opinion

We have audited the financial statements of American Risk Management, Inc. (the Company), which comprise the balance sheet as of December 31, 2021 and the related statements of operations, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The financial statements of American Risk Management, Inc. as of and for the year ended December 31, 2020, were audited by another auditor who expressed an unmodified opinion on those statements on May 21, 2021.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the financial statements are available to be issued.

(Continued)

F43

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Crowe LLP

Fort Lauderdale, Florida

May 26, 2022

F44

American Risk Management, Inc.

Balance Sheets

December 31	2021	2020
Assets
Current assets:
Cash and cash equivalents	$1,077,530	$620,600
Restricted cash	697,683	509,970
Commissions receivable, net	685,256	564,916
Other receivables	4,444	5,920
Prepaid expenses	4,044	4,230
Due from affiliates	1,048,437	1,069,055

Total current assets	3,517,394	2,774,691

Total assets	$3,517,394	$2,774,691

Liabilities and stockholder’s equity
Current liabilities:
Commissions and accounts payable	$416,061	$300,240
Accrued expenses	45,547	26,010
Deferred commissions revenue	5,568	8,874
Due to affiliate	697,683	509,970
Note payable, current	1,493,356	—

Total current liabilities	2,658,215	845,094
Long-term liabilities:
Note payable	—	1,492,250

Total long-term liabilities	—	—

Total liabilities	2,658,215	2,337,344

Stockholder’s equity:
Common stock—$1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Retained earnings	858,179	436,347

Total stockholder’s equity	859,179	437,347

Total liabilities and stockholder’s equity	$3,517,394	$2,774,691

F45

American Risk Management, Inc.

Statements of Operations

For the years ended December 31	2021	2020
Commission revenue	$1,710,480	$1,170,812
Commission expense	816,213	502,879
Other operating expenses	397,004	265,088

Income from operations	497,263	402,845

Other income (expense):
Interest income	1,717	10
Interest expense	(77,148)	—
Other income	—	440

Total other income (expense)	(75,431)	450

Net income	$421,832	$403,295

F46

American Risk Management, Inc.

Statements of Changes in Stockholder’s Equity

For the years ended December 31, 2021 and 2020
	Number of Outstanding Shares Common Stock	Common Stock	Retained Earnings	Total
Balance - January 1, 2020	1,000	$1,000	$456,513	$457,513
Net income	—	—	403,295	403,295
Distributions to stockholder	—	—	(423,461)	(423,461)

Balance - December 31, 2020	1,000	$1,000	$436,347	$437,347
Net income	—	—	421,832	421,832

Balance - December 31, 2021	1,000	$1,000	$858,179	$859,179

F47

American Risk Management, Inc.

Statements of Cash Flows

For the years ended December 31	2021	2020
Cash flows from operating activities:
Net income	$421,832	$403,295
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of loan fees	1,106	—
(Increase) decrease in:
Commissions receivable, net	(120,340)	206,098
Other receivables	1,476	17,745
Prepaid expenses	186	407
Due from affiliates	20,618	(4,460)
Increase (decrease) in:
Commissions and accounts payable	115,821	(133,380)
Accrued expenses	19,537	(4,096)
Deferred commissions revenue	(3,306)	(26,450)
Due to affiliate	187,713	(371,829)

Net cash provided by operating activities	644,643	87,330

Cash flows from financing activities:
Proceeds from note payable	—	435,405
Payments made for loan fees	—	(7,750)
Distributions to stockholder	—	(423,461)

Net cash provided by financing activities	—	4,194

Net increase in cash, cash equivalents and restricted cash	644,643	91,524
Cash, cash equivalents and restricted cash - beginning	1,130,570	1,039,046

Cash, cash equivalents and restricted cash - ending	$1,775,213	$1,130,570

Reconciliation of cash, cash equivalents and restricted cash reported on the balance sheets:
Cash and cash equivalents	$1,077,530	$620,600
Restricted cash	697,683	509,970

Total cash, cash equivalents and restricted cash - ending	$1,775,213	$1,130,570

Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest	$76,042	$—

Supplemental schedule of noncash financing activities:
Loan proceeds used to repay parent company debt	$—	$1,064,595

F48

American Risk Management, Inc.

Notes to Financial Statements

December 31, 2021 and 2020

Note 1:     Summary of significant accounting policies:

Nature of operations - American Risk Management, Inc. (“ARM”) was incorporated in the District of Columbia in 1985. ARM is a wholly-owned subsidiary of MCW Holdings, Inc. (“MCW”), which is also domiciled in the District of Columbia. ARM is a licensed insurance producer that is focused on helping light public auto business owners (primarily owners of taxi cabs, sedans, and other public delivery and light transportation vehicles for hire) protect their vehicles and businesses by obtaining commercial automobile property and casualty insurance policies. Building upon its experience in insuring taxis, ARM has expanded its business to offer coverage solutions throughout the country that also protect sedans, limousines, ride-sharing vehicles, sightseeing tours, courtesy shuttles, school shuttles, last-mile delivery and couriers.

As an insurance producer, ARM serves Amalgamated Casualty Insurance Company (“ACIC”), an affiliate, and other insurance carriers by assisting with sales, policy issuance and collection of premiums of commercial public auto owners and operators. In addition, ARM produces premiums through a network of sub-producers composed of licensed and independent intermediary brokers and agents specializing in the commercial automobile insurance business.

Basis of accounting - ARM prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, ARM considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash - Restricted cash represents the portion of the gross premiums collected by ARM that is owed to ACIC, which is the issuer of the related insurance policies. According to the terms of the agency agreement between ARM and ACIC, ARM is required to hold all premiums collected on behalf of ACIC in a fiduciary capacity, and therefore, may not use those premiums to fund its own operations.

Commissions receivable - Commissions receivable represent uncollected commissions due from ACIC less allowances of $25,092 and $10,728 for commission refunds, written premium adjustments and cancellations as of December 31, 2021 and 2020, respectively. Allowances for refunds are net of sub-producer commissions recoverable.

Income taxes - ARM files a consolidated tax return with its parent company, MCW, which has full ownership of ARM. MCW has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Stockholders of an S Corporation are taxed on their proportionate share of the S Corporation’s taxable income. Therefore, no provision or liability for income taxes is included in the financial statements of ARM.

Accounting for uncertainty in income taxes - ARM accounts for the effect of any uncertain tax positions based on a “more likely than not” threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the

F49

American Risk Management, Inc.

Notes to Financial Statements

December 31, 2021 and 2020

Note 1:     Summary of significant accounting policies  (continued):

unrecognized tax effect is estimated based on a “cumulative probability assessment” that aggregates the estimated tax liability for uncertain tax positions. Interest and penalties, if any, are accrued as a component of operating expenses when assessed. The parent company has identified its tax status as a corporation electing to be taxed as a pass-through entity as a tax position; however, ARM has determined that such tax position does not result in an uncertainty requiring recognition.

Revenue recognition - ARM’s revenue represents commissions earned on insurance policy premiums. Commission revenue is calculated as a percentage of premiums written on each policy and is recognized on the effective date of the related policies.

Over 99% of ARM’s revenue for 2021 and 2020 is generated from one agency contract between ARM and ACIC. ARM’s sole performance obligation under this contract is the solicitation of business on behalf of ACIC. ARM satisfies this performance obligation on the effective date of each policy brokered by ARM on behalf of ACIC; therefore commission revenue is recognized at a single point in time on the effective date of each policy. Commissions collected in advance of the effective date are reported as deferred commissions revenue on the balance sheets. At the time commission is earned, the Company has no additional performance obligation for the return or refund of premium on policies subsequently cancelled for any reason.

Commission expense - ARM incurs commission expenses on policies that are brokered through its network of sub-producers. The commission expense is equal to a specified percentage of the premiums written on these policies. ARM enters into written agreements with each sub-producer which detail the percentage that is owed to the sub-producer. Commission expenses, as with commission revenues, are incurred on the effective date of the related policies. Commission expenses that are incurred but unpaid at a given time are recorded within commissions and accounts payable on the balance sheets.

Note 2:     Related party transactions:

ARM has an affiliation with ACIC, an insurance carrier located in Chevy Chase, Maryland. The Chairman of the Board of Trustees and the CEO of ACIC serves as the President of ARM and is the majority owner and President of MCW. ARM and ACIC are separate entities, each of which provides its own products and services. While there is no common ownership between the two entities, together they are referred to under the common brand name “Amalgamated Specialty Group.”

In October 2011, ARM and ACIC entered into an agency agreement, wherein ARM is responsible for soliciting business on behalf of ACIC, and for collecting the gross premiums paid on policies issued by ACIC. Per the terms of the agency agreement, ARM is entitled to 18.30% of premiums written, which represent its commission revenue. ARM pays the premiums net of commissions to ACIC by the 10th of each month following the month in which the premiums were received by ARM.

The agency agreement has since been extended several times and shall automatically renew for successive terms of one year each unless either party chooses to not renew the agreement by providing written notice of nonrenewal no later than 120 days prior to the end of the current renewal term.

ARM’s commission revenue earned on premiums written by ACIC was $1,708,551 and $1,167,972 for the years ended December 31, 2021 and 2020, respectively, and represents over 99% of ARM’s total commission revenue for each year end.

F50

American Risk Management, Inc.

Notes to Financial Statements

December 31, 2021 and 2020

Note 2:     Related party transactions  (continued):

As of December 31, 2021 and 2020, ARM owed ACIC a total of $697,683 and $509,970 for premiums collected, net of related commissions in December 2021 and 2020, respectively, which are presented on the balance sheets as due to affiliate.

In October 2011, ARM and ACIC entered into a cost-sharing agreement, in which ARM agreed to reimburse ACIC for a portion of the rent on their shared office space, plus a portion of various operating expenses as defined in the agreement. The agreement requires ARM to make annual payments to ACIC, which escalate by approximately 2.50% each year. The original agreement had a term of 39 months and has since been extended several times.

The agreement shall automatically renew for successive terms of one year each unless either party chooses to not renew the agreement by providing written notice of nonrenewal no later than 120 days prior to the end of the current renewal term.

ARM’s occupancy expense under this agreement for the years ended December 31, 2021 and 2020 was $27,897 and $26,010, which was unpaid and due to ACIC at December 31, 2021 and 2020, respectively. These amounts are included in accrued expenses on the balance sheets.

During 2020, ARM paid for marketing expenses on behalf of ACIC in the amount of $4,460. This amount is owed to ARM as of December 31, 2020 and is included in the balance sheets as part of the due from affiliates balance. No such transactions occurred during 2021. This balance was repaid to ARM during 2021.

As discussed below in Note 4, in December 2020 ARM entered into a $1,500,000 loan agreement with Sandy Spring Bank. In doing so, ARM agreed to pay off a previously outstanding loan on behalf of MCW, also with Sandy Spring Bank. The payoff amount of $1,064,595 was established as a receivable due from MCW and was reported in the statements of cash flows as a noncash financing activity. Interest accrues on the receivable at the applicable federal rates, and total interest accrued was $1,717 and $-0- for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, respectively, the amount due from MCW was $1,048,437 and $1,064,595, and is included in the balance sheets as due from affiliates.

From time to time, ARM pays expenses on behalf of MCW. During the years ended December 31, 2021 and 2020, such payments made by ARM were $-0- and $36,125, respectively, and are included in distributions to stockholder in these financial statements.

One of the shareholders of MCW serves as organizer and chairman of the Board of Trustar Bank. As of December 31, 2021 and 2020, ARM’s total cash balances on deposit with Trustar Bank were $1,173,963 and $454,604, respectively.

Note 3:     Concentrations:

ARM maintains cash balances at various financial institutions. The accounts at each of these institutions are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At various times throughout the year, cash balances in these institutions exceeded the federally insured limit. ARM has not experienced any losses with respect to its cash balances.

F51

American Risk Management, Inc.

Notes to Financial Statements

December 31, 2021 and 2020

Note 4:     Note payable:

Under a loan agreement with Sandy Spring Bank executed on December 31, 2020, ARM borrowed $1,500,000 at an interest rate of 5% per annum. The loan requires monthly interest-only payments through December 31, 2022. Commencing January 1, 2023, equal monthly installments of principal and interest accruing at a fixed rate of 5% per annum will be due and payable through December 31, 2025. Effective January 1, 2026, monthly payments will reflect an interest rate adjusted to the greater of the five-year U.S. Treasury rate on the last business day before December 31, 2025 plus 300 basis points or 5% for the remainder of the loan term. All remaining principal and interest will be due and payable in full upon termination of the loan on December 31, 2030. The loan is secured by a pledge on all of ARM’s assets and is guaranteed by ARM’s President through a guaranty and indemnification agreement executed on December 31, 2020. The note payable as presented on the balance sheets is reduced by the unamortized loan origination costs. Additionally, the amortization of the loan origination costs is reported as interest expense.

The note payable, as presented on the balance sheets, is calculated as follows:

	2021	2020
Note balance	$1,500,000	$1,500,000
Net unamortized loan origination costs	(6,644)	(7,750)

Note payable	$1,493,356	$1,492,250

Maturities of long-term debt for the years ending December 31 are scheduled as follows:

2022	$—
2023	156,431
2024	164,434
2025	172,847
2026	181,690
Thereafter	824,598

$1,500,000

ARM considers it to be probable that the note payable will be settled as part of the mutual stock conversion discussed below in Note 5. Therefore, the note payable has been classified as a current liability on the balance sheets.

Total interest expense incurred on this loan was $75,000 and $-0- for the years ended December 31, 2021 and 2020, respectively.

Note 5:     Subsequent events:

On April 7, 2021, MCW agreed to sell 100% of the common stock of ARM to Forge Group, Inc. (“Forge”). Forge is a newly formed Pennsylvania corporation that will become the holding company of ACIC upon the completion of the mutual stock conversion of ACIC in accordance with the laws of the District of Columbia, its domiciliary. Forge completed the acquisition of ARM and ACIC on March 11, 2022, in conjunction with Forge’s Regulation A+ Tier 2 stock offering.

F52

American Risk Management, Inc.

Notes to Financial Statements

December 31, 2021 and 2020

Note 5:     Subsequent events  (continued):

On March 11, 2022, Forge made a capital contribution of $1.4 million to ARM and ARM used those proceeds to pay off the note payable.

Subsequent events have been evaluated through May 26, 2022, which is the date the financial statements were available to be issued.

F53